1934 ACT FILE NO. 001-14714

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of August 2009

Yanzhou Coal Mining Company Limited

(Translation of Registrant’s name into English)

298 Fushan South Road

Zoucheng, Shandong Province

People’s Republic of China

(Address of principal executive offices)

[Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.]

Form 20-F      X                Form 40-F

[Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.]

Yes                          No      X

[If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-                    ]

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Yanzhou Coal Mining Company Limited
(Registrant)

Date August 24, 2009	By	/s/ Zhang Baocai
Zhang Baocai, Director and Company Secretary

Certain statements contained in this announcement may be regarded as “forward-looking statements” within the meaning of the U.S. Securities Exchange Act of 1934, as amended. Such forward-looking statements involve known and unknown risks, uncertainties and other factors, which may cause the actual performance, financial condition or results of operations of the Company to be materially different from any future performance, financial condition or results of operations implied by such forward-looking statements. Further information regarding these risks, uncertainties and other factors is included in the Company’s filings with the U.S. Securities and Exchange Commission. The forward-looking statements included in this announcement represent the Company’s views as of the date of this announcement. While the Company anticipates that subsequent events and developments may cause the Company’s views to change, the Company specifically disclaims any obligation to update these forward-looking statements, unless required by applicable laws. These forward-looking statements should not be relied upon as representing the Company’s views as of any date subsequent to the date of this announcement.

YANZHOU COAL MINING COMPANY LIMITED

DEFINITIONS

In this report, unless the context requires, otherwise the following expressions have the following meanings:

“Yanzhou Coal”, “Company” or “the Company”	means	Yanzhou Coal Mining Company Limited, a joint stock limited company incorporated under the laws of PRC in 1997 and the H Shares, the ADSs and A Shares of which are listed on the Hong Kong Stock Exchange, New York Stock Exchange Inc. and the Shanghai Stock Exchange, respectively;

“Group” or “the Group”	means	the Company and its subsidiaries;

“Yankuang Group”, or “the Controlling Shareholder”	means	Yankuang Group Corporation Limited, a company established under the laws of the PRC in 1996 with limited liability, being the controlling shareholder of the Company holding 52.86% of the total share capital of the Company;

“Yulin Neng Hua”	means	Yanzhou Coal Yulin Neng Hua Company Limited, a company incorporated under the laws of the PRC in 2004 with limited liability and a wholly-owned subsidiary of the Company, primarily undertakes the construction and operation of the 0.6 million tonnes of methanol project of the Company in Shaanxi province;

“Yushuwan Coal Mine Company”	means	Shaanxi Yushuwan Coal Mine Company Limited, a joint venture to be invested by the Company, Chia Tai Energy & Chemicals Company Limited and Yushen Coal Company Limited of Yulin City and primarily undertakes the construction and operation of Yushuwan coal mine, of which 41% equity interest is held by the Company;

“Heze Neng Hua”	means	Yanmei Heze Neng Hua Company Limited, a company incorporated under the laws of the PRC in 2004 with limited liability and a 96.67% owned subsidiary of the Company, primarily undertakes the development of the Juye coal field of the Company in Shandong province;

“Shanxi Neng Hua”	means	Yanzhou Coal Shanxi Neng Hua Company Limited, a company incorporated under the laws of the PRC in 2002 with limited liability and a wholly-owned subsidiary of the Company, primarily undertakes the management of the projects invested by the Company in Shanxi province;

Interim Report 2009	1

YANZHOU COAL MINING COMPANY LIMITED

“Tianhao Chemicals”	means	Shanxi Tianhao Chemicals Company Limited, a joint stock company incorporated under the laws of the PRC in 2002 and a 99.85% owned subsidiary of Shanxi Neng Hua, primarily undertakes the construction and operation of the 0.1 million tonnes methanol project of the Company in Shanxi province;

“Yancoal Australia Pty”	means	Yancoal Australia Pty Limited, a company incorporated under the laws of Australia in 2004 with limited liability and a wholly-owned subsidiary of the Company, primarily undertakes the management of the projects invested in Australia by the Company;

“Hua Ju Energy”	means	Shandong Hua Ju Energy Company Limited, a joint stock company incorporated under the laws of the PRC in 2002 and a non-wholly owned subsidiary of the Company, primarily undertakes the supply of electricity and heat by utilizing coal gangue and coal slurry produced from coal mining process. As at the reporting date, the company holds 95.14% equity interest in Hua Ju Energy;

“Railway Assets”	means	the railway asset specifically used for transportation of coal for the Company;

“H Shares”	means	overseas listed foreign invested shares in the ordinary share capital of the Company, with a nominal value of RMB1.00 each, which are listed on the Hong Kong Stock Exchange;

“ A Shares”	means	domestic shares in the ordinary share capital of the Company, with a nominal value of RMB1.00 each, which are listed on the Shanghai Stock Exchange;

“CSRC”	means	China Securities Regulatory Commission;

“CASs” or “ASBEs”	means	Accounting Standard for Business Enterprises (2006) and the relevant regulations and explanations issued by the Ministry of Finance of PRC;

“Hong Kong Stock Exchange”	means	The Stock Exchange of Hong Kong Limited;

“Shareholders”	means	the shareholders of the Company;

“PRC”	means	the People’s Republic of China;

“Directors”	means	the directors of the Company; and

“Supervisors”	means	the supervisors of the Company.

Interim Report 2009	2

YANZHOU COAL MINING COMPANY LIMITED

YANZHOU COAL MINING COMPANY LIMITED

INTERIM RESULTS FOR THE SIX MONTHS ENDED 30 JUNE 2009

Dear Shareholders,

The board of directors (the “Board”) of Yanzhou Coal Mining Company Limited is pleased to present the unaudited interim results of the Group for the six months ended 30 June 2009, which have been reviewed by the Audit Committee of the Board.

In the first half of 2009, total net sales of the Group were RMB8,864.0 million, representing a decrease of RMB3,093.9 million or 25.9% as compared to the same period last year. Net income attributable to the equity holders of the Company for the reporting period was RMB2,025.7 million, representing a decrease of RMB1,886.9 million or 48.2%, as compared to the same period last year.

SUMMARY OF KEY FINANCIAL INFORMATION (UNAUDITED)

(Prepared in accordance with International Financial Reporting Standards (“IFRS”))

Operating Results

	For the six months ended 30 June
	2009		2008		change as compared to the same period last year(+,-)	For the year ended 31 December 2008
	(RMB’000) (unaudited)		(RMB’000) (unaudited)%			(RMB’000) (audited)
Net sales		8,864,029		11,957,856	-25.9		24,394,369
Gross profit		4,337,689		6,785,382	-36.1		12,451,493
Interest expenses		-20,844		-15,827	31.7		-38,360
Income before income tax		2,719,243		5,494,255	-50.5		8,865,228
Net income attributable to equity holders of the Company for the reporting period		2,025,690		3,912,641	-48.2		6,488,908
Earnings per share	RMB	0.41	RMB	0.80	-48.2	RMB	1.32

Interim Report 2009	3

YANZHOU COAL MINING COMPANY LIMITED

Assets and Liabilities

	At 30 June				At 31 December
	2009		2008		2008
	(RMB’000) (unaudited)		(RMB’000) (unaudited)		(RMB’000) (audited)
Current assets		16,310,952		13,794,310		14,994,397
Current liabilities		7,379,183		5,527,037		5,296,991
Total assets		34,840,896		30,498,879		32,338,631
Equity attributable to equity holders of the Company		27,029,087		24,346,529		26,755,124
Net asset value per share	RMB	5.50	RMB	4.95	RMB	5.44
Return on net assets (%)		7.49		16.07		24.25

SUMMARY OF CASH FLOW STATEMENT

	For the six months ended 30 June					For the Year ended 31 December 2008
	2009		2008		change as compared to the same period last year(+/-)
	(RMB’000) (unaudited)		(RMB’000) (unaudited)%			(RMB’000) (audited)
Net cash from operating activities		3,611,481		3,861,370	-6.5		7,095,477
Net increase in cash and cash equivalents		172,989		3,952,044	-95.6		4,082,320
Net cash flow per share generated from operating activities	RMB	0.73	RMB	0.79	-6.5	RMB	1.44

Notes: Financial statements of Hua Ju Energy were combined into the consolidated financial statements of the Group for the reporting period.

Coal used by Hua Ju Energy was supplied by the Company. Part of the electricity and heat generated by Hua Ju Energy was supplied to the Group while the rest was sold in the market. The net sales of coal sold by the Company to Hua Ju Energy was recorded as a net sale of the Company and a cost of sales of Hua Ju Energy, respectively, and was accordingly offset in preparing the consolidated financial statements. Net sales of electricity and heat by Hua Ju Energy to the Company was recorded as a net sale of Hua Ju Energy and a cost of sales of the Company, respectively, and was accordingly offset in preparing the consolidated financial statements.

Interim Report 2009	4

YANZHOU COAL MINING COMPANY LIMITED

REVIEW OF OPERATIONS

The following discussion is based on the Group’s unaudited financial results for the first half of 2009 and 2008 respectively, which were prepared in accordance with IFRS.

General operation data

	Unit	For the six months ended 30 June		change as compared to the same period last year
		2009	2008	Increase/ decrease	% change
1. Coal business
Coal production	Kiloton	17,276	18,074	-798	-4.4
Salable coal production	Kiloton	17,079	17,856	-777	-4.4
Volume of Sales	Kiloton	17,662	18,512	-850	-4.6
Domestic	Kiloton	16,990	17,332	-342	-2.0
Export	Kiloton	672	1,180	-508	-43.1
2. Railway transportation business
Transportation volume	Kiloton	8,565	8,497	68	0.8
3. Electricity business
Electricity generated	10000kwh	60,743	—	60,743	—
Electricity sold	10000kwh	60,743	—	60,743	—
4. Heating businessNote
Heating produced	10000 steam tonne	80	—	80	—
Heating sold	10000 steam tonne	80	—	80	—

Note: Due to the acquisition of Hua Ju Energy, the heating business was newly added for the reporting period.

Interim Report 2009	5

YANZHOU COAL MINING COMPANY LIMITED

BUSINESS SECTION-COAL BUSINESS

COAL PRODUCTION

In the first half of 2009, the coal production of the Group was 17.28 million tonnes, representing a decrease of 0.8 million tonnes or 4.4% as compared to the same period last year; and salable coal production of the Group was 17.08 million tonnes, representing a decrease of 0.78 million tonnes or 4.4% as compared to the same period last year.

The following table sets out the coal production of the Group for the six months ended 30 June 2009 and for the six months ended 30 June 2008:

	For the six months ended 30 June		compared to the same period last year(+/-)
	2009	2008	Increase/ decrease
	(’000 tonnes)	(’000 tonnes)	(’000 tonnes)	(%)
1. Coal production	17,276	18,074	-798	-4.4
1) The Company	16,086	16,406	-320	-2.0
2) Shanxi Neng Hua	474	626	-152	-24.3
3) Yancoal Australia Pty	716	1,042	-326	-31.3
2. Salable coal production	17,079	17,856	-777	-4.4
1) The Company	15,975	16,309	-334	-2.0
2) Shanxi Neng Hua	474	626	-152	-24.3
3) Yancoal Australia Pty	630	921	-291	-31.6

Interim Report 2009	6

YANZHOU COAL MINING COMPANY LIMITED

Coal Price and Sales

During the reporting period, due to the impacts of the global financial crisis and domestic macroeconomic situation, the market demand for coal from major coal consumption industries shrank, with a decrease in domestic and global coal prices as compared with the same period last year. In the first half of 2009, the Group’s average sale price per tonne of coal was RMB493.71, representing a decrease of RMB146.18 or 22.8% over the same period in 2008.

The following table sets out the sales prices of the Group’s products for the six months ended 30 June 2009, 30 June 2008 and 31 December 2008 and for the year ended 31 December 2008:

	For the six months ended 30 June		For the six months ended 31 December	For the year ended 31 December
	2009	2008	2008	2008
	(RMBper tonne)	(RMBper tonne)	(RMBper tonne)	(RMBper tonne)
I. The Company
Clean Coal
No. 1 Clean Coal	666.10	961.50	1,203.43	1,070.96
No. 2 Clean Coal	717.20	988.51	1,114.29	1,035.11
Domestic	717.20	992.92	1,114.29	1,038.10
Export	—	394.45	—	394.45
No. 3 Clean Coal	621.14	809.41	975.65	861.85
Domestic	623.23	837.81	1,007.09	888.12
Export	603.14	398.43	785.17	592.74
Lump Coal	639.51	859.93	1,038.63	938.33
Average Price for Clean Coal	692.86	929.14	1,079.45	984.18
Domestic	694.03	940.95	1,088.54	994.71
Export	603.14	397.59	785.17	569.47
Screened Raw Coal	401.12	449.34	469.18	461.80
Mixed Coal and Others	181.87	174.67	96.68	143.70
Average Coal Price of the Company	486.78	651.02	605.54	627.67
Including: Domestic	486.23	653.67	604.13	628.20

II. Shanxi Neng Hua	287.01	236.36	305.56	267.64

III. Yancoal Australia Pty	834.52	672.82	1,768.72	1,029.25

IV. Externally purchased Coal	505.79	670.18	783.14	733.09
Domestic	505.79	666.86	782.59	731.50
Export	—	926.92	873.24	906.91

V. Average Coal Price of the Group	493.71	639.89	640.58	640.24

Notes:

1.	The sales price of coal is the invoice price less sales tax, transportation cost and various miscellaneous fees.

2.	The historic average price of each type of coal product for the six months ended 31 December 2008 was calculated based on the following formula:

(Net sales of each type of coal product for the year ended 31 December 2008) less

(Net sales of each type of coal product for the six months ended 30 June 2008)

(Sales volume of each type of coal product for the year ended 31 December 2008) less

(Sales volume of each type of coal product for the six months ended 30 June 2008)

Interim Report 2009	7

YANZHOU COAL MINING COMPANY LIMITED

The Group’s coal sales volume for the first half of 2009 was 17.66 million tonnes, among which, 0.47 million tonnes were sold within the Group (to Hua Ju Energy) and 17.19 million tonnes were sold in the market, representing a decrease of 0.85 million tonnes or 4.6% as compared to the same period last year. The net sales of coal was RMB8,720 million, among which, the net sales of coal within the Group (to Hua Ju Energy) was RMB77.728 million and net sales of coal in the market was RMB8,642.2 million, representing a decrease of RMB3,126 million or 26.4% as compared to the same period last year.

The following table sets out the Group’s sales volume and net sales of coal (by product category) for the six months ended 30 June 2009 and the six months ended 30 June 2008:

	For the six months ended 30 June
	2009		2008
	Sales volume of coal	Net sales of coal	Sales volume of coal	Net sales of coal
	(’000 tonnes)	(RMB’000)	(’000 tonnes)	(RMB’000)
I. The Company
Clean Coal
No. 1 Clean Coal	314	208,770	199	190,891
No. 2 Clean Coal	4,130	2,962,246	4,678	4,623,915
Domestic	4,130	2,962,246	4,643	4,610,318
Export	0	—	35	13,597
No. 3 Clean Coal	733	455,304	1,996	1,615,739
Domestic	657	409,339	1,867	1,564,326
Export	76	45,965	129	51,413
Lump Coal	742	474,600	651	560,226
Subtotal of Clean Coal	5,919	4,100,920	7,524	6,990,771
Domestic	5,843	4,054,955	7,360	6,925,761
Export	76	45,965	164	65,010
Screened Raw Coal	8,688	3,484,847	6,677	3,000,109
Mixed Coal and Others	1,559	283,577	1,566	273,572
Subtotal of the Company	16,166	7,869,344	15,767	10,264,452
Including: Domestic	16,090	7,823,379	15,603	10,199,442

2. Shanxi Neng Hua	467	133,967	602	142,276

3. Yancoal Australia Pty	596	497,558	1,001	673,937

4. Externally purchased coal	433	219,104	1,142	765,260
Domestic	433	219,104	1,127	751,710
Export	—	—	15	13,550

Total for the Group	17,662	8,719,973	18,512	11,845,925

Interim Report 2009	8

YANZHOU COAL MINING COMPANY LIMITED

Domestic sales of the Group’s coal products are mainly concentrated in Shandong Province and other provinces in the eastern China.

The Group’s coal products are exported primarily to Japan and South Korea in the East Asia region.

The following table sets out the Group’s net sales of coal in terms of geographical regions for the six months ended 30 June 2009 and 2008, respectively:

	For the six months ended 30 June
	2009		2008
	Sales volume of coal	Net sales of coal	Sales volume of coal	Net sales of coal
	(’000 tonnes)	(RMB’000)	(’000 tonnes)	(RMB’000)
1. The Company	16,166	7,869,344	15,767	10,264,452
Eastern China	15,652	7,649,861	15,020	9,877,519
Shandong Province	12,962	6,224,269	13,095	8,516,561
Jiangsu Province	1,250	608,616	816	522,887
Zhejiang Province	385	173,052	387	215,940
Shanghai	702	430,589	484	419,418
Other Provinces in Eastern ChinaNote	353	213,335	239	202,713
Southern ChinaNote	438	173,518	582	321,923
Export	76	45,965	164	65,010

2. Shanxi Neng Hua	467	133,967	602	142,276

3. Yancoal Australia Pty	596	497,558	1,001	673,937

4. Sales of externally purchased coal	433	219,104	1,142	765,260

5. Total for the Group	17,662	8,719,973	18,512	11,845,925

Note:	Other provinces in the eastern China include Anhui province, Fujian province and Jiangxi province; and the provinces in the southern China include Guangdong province, Guangxi Zhuang Autonomous Region and Hunan Province.

Interim Report 2009	9

YANZHOU COAL MINING COMPANY LIMITED

Most of the Group’s coal sales were made to power plants, metallurgical mills, chemical plants etc.

The following table sets out the Group’s net sales of coal by industries for the six months ended 30 June 2009 and 2008, respectively:

	For the six months ended 30 June
	2009		2008
	Sales volume of coal	Net sales of coal	Sales volume of coal	Net sales of coal
	(’000 tonnes)	(RMB’000)	(’000 tonnes)	(RMB’000)
1. The Company	16,166	7,869,344	15,767	10,264,452
Domestic	16,090	7,823,379	15,603	10,199,442
Power plants	6,243	2,458,125	5,766	2,419,899
Metallurgical mills	1,019	555,057	1,319	1,011,749
Chemical companies	856	572,459	3,967	3,376,477
Fuel trading companies/others	7,972	4,237,738	4,551	3,391,317
Export	76	45,965	164	65,010
Power plants	76	45,965	129	51,413
Metallurgical mills	—	—	35	13,597

2. Shanxi Neng Hua	467	133,967	602	142,276

3. Yancoal Australia Pty	596	497,558	1,001	673,937

4. Sales of externally purchased coal	433	219,104	1,142	765,260

5. Total for the Group	17,662	8,719,973	18,512	11,845,925

Interim Report 2009	10

YANZHOU COAL MINING COMPANY LIMITED

BUSINESS SECTION-RAILWAY TRANSPORTATION

In the first half of 2009, the volume of coal transported by the Company’s Railway Assets was 8.57 million tonnes, representing an increase of 0.07 million tonnes or 0.8% as compared with the same period in 2008. Net income (income from transported volume settled on the basis of ex-mine price and the special purpose railways transportation fees borne by customers) from railway transportation services of the Company was RMB112.6 million in this period, representing an increase of RMB0.656 million or 0.6% as compared with the same period in 2008.

BUSINESS SECTION-COAL CHEMICAL AND ELECTRICITY BUSINESS

Shanxi Neng Hua

At the reporting date, due to the shortage of necessary raw materials (coke oven gas), the 0.1 million tonnes methanol project of Shanxi Tianhao Chemicals Co., Ltd., subsidiary of Shanxi Neng Hua, has not resumed production.

In the first half of 2009, the supporting power plant for the above-mentioned project generated electricity 58,150,000 kWh, all of which was sold.

Yulin Neng Hua

At the reporting date, Yulin Neng Hua’s 0.6 million ton methanol project was still in trial operation.

In the first half of 2009, the supporting power plant of the above-mentioned project generated electricity 29,080,000 kWh, all of which was sold.

Hua Ju Energy

In the first half of 2009, Hua Ju Energy generated electricity 520,200,000 kWh, all of which were sold, among which

206,360,000 kWh were sold externally. Heating production generated 0.8 million steam tonnes, all of which was sold, among which 0.1 million tonnes were sold externally.

Interim Report 2009	11

YANZHOU COAL MINING COMPANY LIMITED

OPERATING EXPENSES AND CONTROL OF COSTS

The total operating expenses of the Group in the first half of 2009 was RMB6,366.4 million, representing a decrease of RMB228.3 million or 3.5% as compared to the same period last year, among which, (1) the cost of sales and railway transportation services decreased by RMB734.5 million, or 14.2% as compared to the same period last year; (2) the cost of sales of the new electricity business was RMB84.131 million; and (3) sales, general and administration expenses increased by RMB417.8 million or 29.4% as compared to the same period last year. Due to a larger decrease in net sales, the percentage of total operating expenses to total net sales increased to 71.8% in the reporting period from 55.1% in the same period last year.

The following table sets out the Group’s principal operating expenses, which are also expressed as a percentage of the total net sales for the six months ended 30 June 2009 and 2008, respectively:

	For the six months ended 30 June
	2009	2008	2009	2008
	(RMB’000)		(% of total net sales of coal)
Net sales	8,864,029	11,957,856	100.0	100.0
Costs of sales and costs of railway transportation services	4,437,963	5,172,474	50.1	43.3
Materials	659,790	704,859	7.4	5.9
Wages and employee benefits	1,452,226	1,267,739	16.4	10.6
Electricity	117,763	209,377	1.3	1.8
Depreciation	687,437	547,341	7.8	4.6
Land subsidence, restoration, rehabilitation and environmental costs	854,635	951,570	9.6	8.0
Mining rights fees	102,299	85,303	1.2	0.7
Other transportation expenses	34,607	65,436	0.4	0.5
Cost of externally purchased coal	209,539	727,381	2.4	6.1
Other costs	319,667	613,468	3.6	5.1
Cost of sales of electricity business	84,131	—	0.9	—
Cost of sales of heating business	4,246	—	0.1	—
Total cost	4,526,340	5,172,474	51.1	43.3
Sales, general and administrative expenses	1,840,102	1,422,260	20.7	11.9
Total operating expenses	6,366,442	6,594,734	71.8	55.1

Interim Report 2009	12

YANZHOU COAL MINING COMPANY LIMITED

MANAGEMENT DISCUSSION AND ANALYSIS

The following discussion and analysis should be read in conjunction with the unaudited financial statements of the Group, for the six months ended 30 June 2009 and for the six months ended 30 June 2008, and the notes thereto.

RESULTS FOR THE SIX MONTHS ENDED 30 JUNE 2009 COMPARED WITH RESULTS FOR THE SIX MONTHS ENDED 30 JUNE 2008

In the first half of 2009, the net sales of the Group was RMB8,864 million, representing a decrease of RMB3,093.9 million or

25.9%, from RMB11,957.9 million over the same period in 2008. This decrease was mainly due to: (1) the drop in average sales price of coal, leading to a decrease of RMB2,360.9 million in net sales of coal; and (2) the decrease in the volume of coal sales resulted in a decrease of RMB842.8 million in the net sales of coal; and (3) the net sales of the new electricity business was RMB101.8 million, and the net sales of the new heating business was RMB7.38 million. The details of which are as follows:

	For the six months ended 30 June 2009	For the six months ended 30 June 2008	Increase/ decrease (+, -)	Percentage Increase/ decrease (%)
1. Net sales of coal business (RMB million)	8,642.2	11,845.9	-3,203.7	-27.0
The Company	7,791.6	10,264.5	-2,472.9	-24.1
Shanxi Neng Hua	134	142.2	-8.2	-5.8
Yancoal Australia Pty	497.5	673.9	-176.4	-26.2
Externally purchased coal	219.1	765.3	-546.2	-71.4
2. Net revenue of railway transportation business (RMB million)	112.6	111.9	0.7	0.6
3. Net sales of electricity business (RMB million)	101.8	—	101.8	—
Shanxi Neng Hua	13.5	—	13.5	—
Yulin Neng Hua	7.7	—	7.7	—
Hua Ju Energy	80.6	—	80.6	—
4. Net sales of heating business (RMB million)	7.4	—	7.4	—
5. Total sales (RMB million)	8,864	11,957.9	-3,093.9	-25.9

Interim Report 2009	13

YANZHOU COAL MINING COMPANY LIMITED

In the first half of 2009, cost of sales of the Group was RMB4,526.4 million, representing a decrease of RMB646.1 million or 12.5%, as compared to RMB5,172.5 million over the same period in 2008. The details are as follows:

		For the six months ended 30 June 2009	For the six months ended 30 June 2008	Increase or decrease (+/-)	Percentage increase or decrease (%)
1. Cost of sales of coal business (RMB million)
The Company	Total cost of sales (RMB million)	3,979.5	3,864.7	114.8	3.0
	Cost of sales per tonne (RMB)	246.16	245.11	1.05	0.4
Shanxi Neng Hua	Total cost of sales (RMB million)	112.4	98	14.4	14.7
	Cost of sales per tonne (RMB) Note	240.82	162.89	77.93	47.8
Yancoal Australia Pty	Total cost of sales (RMB million)	253.2	364.3	-111.1	-30.5
	Cost of sales per tonne (RMB)	424.62	363.69	60.93	16.8
Externally purchased coal	Total cost of sales (RMB million)	209.5	727.4	-517.9	-71.2
2. Cost of sales of railway transportation business (RMB million)		105.6	118.1	-12.5	-10.6
3. Cost of sales of electricity business (RMB million)		84.1	—	84.1	—
Hua Ju Energy	Total cost of sales (RMB million)	50.1	—	50.1	—
	Cost of sales per unit (RMB/kWh)	0.243	—	—	—
Shanxi Neng Hua	Total cost of sales (RMB million)	24.3	—	24.3	—
	Cost of sales per unit (RMB/kWh)	0.418	—	—	—
Yulin Neng Hua	Total cost of sales (RMB million)	9.7	—	9.7	—
	Cost of sales per unit (RMB/kWh)	0.333	—	—	—
4. Cost of sales of heating business (RMB million)		4.2	—	4.2	—
Hua Ju Energy	Total cost of sales (RMB million)	4.2	—	4.2	—
	Cost of sales per unit (RMB/steam tonne)	42.47	—	—	—

Notes:	In the first half of 2009, Shanxi Nenghua’s cost of sales per tonne of coal increased by RMB77.93, or 47.8%, mainly because the volume of sales of salable coal decreased by 140,000 tonnes or 22.4% compared to the same period in 2008 leading to an increase in the fixed cost per unit of coal.

Interim Report 2009	14

YANZHOU COAL MINING COMPANY LIMITED

In the first half of 2009, the sales, general and administration expenses of the Group were RMB1,840.1 million, representing an increase of RMB417.8 million or 29.4%, from RMB1,422.3 million over the same period in 2008. This was mainly due to: (1) the coal price adjustment fund (which was previously listed as a cost of sales) was re-categorised as a sales, general and administrative expense, which resulted in an increase of RMB128.7 million in sales, general and administrative expenses as compared with the same period in the previous year; (2) as a result of the rise in employees’ salaries and price inflation, the higher expenses for retired persons has affected the Company’s labor insurance fees, which increased by RMB91.351 million compared with the same period in the previous year; (3) the Company made provisions of RMB59.830 million for asset impairment during the reporting period; (4) an increase of RMB60.208 million in the sales, general and administrative expenses of Yancoal Australia Pty, as compared to the same period in 2008; (5) an increase in the sales, general and administrative expenses of Hua Ju Energy by RMB22.484 million.

In the first half of 2009, the Company’s investment profits from holding shares of Huadian Zouxian Power Generation Co., Ltd. was RMB43.815 million, whereas the Company had investment losses of RMB47.192 million in the same period last year.

In the first half of 2009, other operating income of the Group was RMB198.7 million, representing an increase of RMB4.533 million or 2.3%, compared to RMB194.2 million over the same period in 2008.

In the first half of 2009, interest expenses of the Group was RMB20.844 million, representing an increase of RMB5.017 million or 31.7% compared to RMB15.827 million over the same period last year. This was mainly due to an increase in the expenses of the Company’s discounted notes receivables.

In the first half of 2009, income before tax of the Group was RMB2,719.2 million, representing a decrease of RMB2,775.1 million or 50.5%, compared to RMB5,494.3 million over the same period last year.

In the first half of 2009, net income attributable to the equity holders of the Company for the reporting period was RMB2,025.7 million, representing a decrease of RMB1,886.9 million or 48.2%, compared to RMB3,912.6 million for the same period last year.

From 31 December 2008 to 30 June 2009, the total assets of the Group increased from RMB32,338.6 million to RMB34,840.9 million, representing an increase of RMB2,502.3 million or 7.7%. Such increase was primarily due to the increase in the value of the Group’s assets resulting from its operating activities.

From 31 December 2008 to 30 June 2009, the total liabilities of the Company increased by RMB2,068.3 million or 37.5%, from RMB5,522.0 million to RMB7,590.3 million. This was mainly due to the dividend payable but not paid for the year 2008 of RMB1,967.3 million.

Equity attributable to equity holders of the Company increased from RMB26,755.1 million as at 31 December 2008 to RMB27,029.1 million as at 30 June 2009, representing an increase of RMB274 million or 1.0%.

Interim Report 2009	15

YANZHOU COAL MINING COMPANY LIMITED

LIQUIDITY AND FINANCIAL RESOURCES

In the first half of 2009, the Group’s principal source of funding was the cash flow received from its operations. The Company’s principal uses of the funds include payment for operating expenses, purchase of property, machinery and equipment, and purchase of equity interest in Hua Ju Energy.

In the first half of 2009, the net cash flow received from operating activities of the Group was RMB3,611.5 million, representing a decrease of RMB249.9 million or 6.5%, as compared with RMB3,861.4 million for the same period last year.

Cash and bank deposits increased by RMB205.5 million or 2.4% to RMB8,645.1 million as at 30 June 2009 from RMB8,439.6 million as at 31 December 2008.

Bank guarantees increased by RMB1,858.6 million or 161.1%, to RMB3,012 million as at 30 June 2009 from RMB1,153.4 million as at 31 December 2008. This was mainly due to an increase in term deposits of the Group.

As at 30 June 2009, the net balance of the Company’s notes receivables and accounts receivables was RMB2,202.8 million, representing a decrease of RMB774.5 million or 26.0% from RMB2, 977.3 million as at 31 December 2008. Of this amount, (1) notes receivables accounted for RMB1,828 million, representing a decrease of RMB743.1 million or 28.9%, compared to RMB2,571.1 million as at 31 December 2008; (2) accounts receivables decreased by RMB31.327 million or 7.7%, to RMB374.9 million as at 30 June 2009 from RMB406.2 million as at 31 December 2008.

From 31 December 2008 to 30 June 2009, inventories of the Company decreased by RMB168.5 million or 20.6%, from RMB819.6 million to RMB651.1 million as a result of a decrease in coal inventory.

Interim Report 2009	16

YANZHOU COAL MINING COMPANY LIMITED

Prepayments and other loan receivables increased by RMB127.3 million or 8.1% from RMB1,567.2 million as at 31

December 2008, to RMB1,694.5 million as at 30 June 2009. Such increase was mainly due to the increase in prepayments of the Group.

Goodwill increased by RMB201.6 million or 67.5%, from RMB298.7 million as at 31 December 2008, to RMB500.3 million as at 30 June 2009. Such increase was mainly due to the acquisition of Hua Ju Energy by the Group during this period.

Securities investment increased by RMB120.9 million or 86.4%, from RMB139.9 million as at 31 December 2008, to RMB260.8 million as at 30 June 2009. Such increase was mainly due to the increase in the share price of Shenergy Group Co., Ltd. (Shenergy) and Jiangsu Lianyungang Port Co., Ltd (Lianyungang), which were held by the Group.

Notes payables and accounts payables decreased by RMB166.8 million or 18.3%, from RMB910.1 million as at 31 December 2008 to RMB743.3 million as at 30 June 2009.

Provisions for land subsidence, restoration, rehabilitation and environmental protection increased by RMB516.4 million or

114.5%, from RMB451.0 million as at 31 December 2008 to RMB967.4 million as at 30 June 2009, which was mainly due to the increase of accrued but unpaid land subsidence compensation.

Taxes payable decreased by RMB133.3 million or 31.7%, from RMB419.9 million as at 31 December 2008 to RMB286.6 million as at 30 June 2009, mainly due to the decrease of income tax payable.

As at 30 June 2009, the Group’s debt to equity ratio was 0.9%, which was calculated based on equity attributable to equity holders of the Company, and the total liabilities of the Company, which amounted to RMB27,029.1 million and RMB250.6 million, respectively.

During the reporting period, the Group acquired a 74% equity interest in Hua Ju Energy, utilising RMB593.2 million of its own funds.

In the first half of 2009, the Group’s capital expenditure for purchase and replacement of plant, property and machinery equipment was RMB553.9 million, representing an increase of RMB16.508 million or 3.1%, as compared to RMB537.4 million in the same period last year.

Interim Report 2009	17

YANZHOU COAL MINING COMPANY LIMITED

The following table sets out the Group’s capital expenditure in the first half of 2009 and the estimated capital expenditure in the second half of 2009:

	1st half 2009	2nd half 2009 (estimated)	2009 (estimated)
	(RMB million)	(RMB million)	(RMB million)
The Company	301.4	921.5	1,222.9
Shanxi Neng Hua	13.3	40.1	53.4
Yancoal Australia Pty	53.0	145.2	198.2
Yulini Neng Hua	67.7	50.3	118.0
Heze Neng Hua	108.3	328.4	436.7
Hua Ju Energy	10.2	84.4	94.6
Total	553.9	1,569.8	2,123.7

The Group believes that it will have sufficient capital to satisfy its operational and development requirements.

TAXATION

The Company and all of its subsidiaries registered in China are subject to an income tax rate of 25% on its taxable profits for the reporting period. Yancoal Australia Pty and its wholly-owned subsidiary, Austar Coal Mining Pty Limited, are subject to an income tax rate of 30% on its taxable profits for the reporting period.

OUTLOOK FOR THE SECOND HALF OF 2009

Outlook for the Coal Market

With an increase in coal supply in China, and a pickup in demand for coal, coal price is expected to be stable. The policies implemented by the Chinese government to boost domestic demand and guarantee national economic growth have achieved effective results. The gradual recovery of China’s economy leads to an increase in demand for coal by coal consuming industries. Meanwhile, many new coal mines commenced production and the closed coal mines in Shanxi Province are reopened. The decrease in coal export volume and the increase in coal import volume will enhance coal supply in China. Despite the increase in the capacity of railway coal transportation, the structural problem of transportation will continue to restrain coal supply. There will be tight supply in certain areas, certain period or for certain type of coal products. Factors such as increased high production concentration in the coal industry, resource tax and fee reform, environment protection and energy conserving policies and the government’s limitation on over-production capacity of coal mines, will contribute to maintain coal price at a stable level with little fluctuation. The PRC Government has suspended application for exploration rights of new coal resources, imposed more stringent safety production requirements, pushed in the consolidation of coal resource and speeded up the establishment of large coal groups to facilitate the stability of China’s coal market.

Interim Report 2009	18

YANZHOU COAL MINING COMPANY LIMITED

With a low demand in the international coal market, the coal price will continue to be volatile. As a result of the financial crisis, the world economy will recover in slow pace and the demand of energy will remain weak. Among the coal importing countries in Asia, coal import volume in Japan decreased, and the coal import volume of China and India increased, the coal demand and supply in the Asia-pacific region will remain balance. The increase in coal production capacity and improvement of port transportation capacity in Australia and the encouragement of coal export in Vietnam will enhance coal supply capacity in Asia-pacific region. International coal price will exhibit a volatile trend due to the change of supply-demand relationship, fluctuation of international oil price and sea freight rate.

Outlook for the Methanol Market

As affected by the global economic crisis, in the first half of 2009, the methanol market in China fluctuated at small range and methanol price maintained at a low level. Due to the shortage of demand in downstream industries, the underutilisation of production capacity and the impact of importation of overseas methanol with low cost, it is estimated that methanol will continue to be over supplied in China and methanol price will run at a low level in the second half of 2009. The PRC government continues to accelerate implementing the plan to adjust and reinvigorate petrochemical industry, eliminate outdated methanol plant, raise methanol export rebate rate, promote fuel methanol, investigate on anti-dumping of imported methanol, as well as restrict methanol output to facilitate the steady development of the methanol market in China.

Risk factors

The reduction of resources in Shandong, fierce competition in high quality resources and the cost rising of acquiring coal resource lead to the shortage of resource reserves increased difficulties to acquire new coal resources.

Affected by macro-adjustment policies such as coal resource consolidation, the unpredictable changes of supply and demand in both domestic and international coal markets and coal transportation issues, coal price will fluctuate substantially. The volatility of coal price will directly and greatly affect the operating result of the Group.

Due to the complicated relationship in project located area, improper execution of contract by contracting partners, as well as the project construction conditions and project management standard, the operation result of the investment project is rather unsatisfactory and it is difficult to achieve the investment targets.

The two main business sectors of the Group are coal production and coal chemicals, which belong to high risk industry with intrinsic unsafe factors.

With regards to the coal industry, the government has been increasing its emphasis on coal extraction efficiency, safety, and environmental protection issues, and this has led to further advancements by the Group in safety production facilities, energy conservation and emission reduction. Potential reforms on resource tax and mineral resource compensation fees, an increase in expenses for the management of resettlement and destruction of villages located above coal fields, and land attachment compensation, in addition to wage inflation for employees may lead to an increase in the Group’s costs.

Interim Report 2009	19

YANZHOU COAL MINING COMPANY LIMITED

Operating Strategies

The Company will continue to implement its operational strategies for external and internal development to continue to enhance its profitability and shareholders’ return. In the second half of 2009, the Company will focus on the following operating strategies:

Make vigorous yet steady efforts for the development and construction of external projects, continue to seek new acquisition opportunities and improve efficiency of utilization of its own funds. The Company will strictly implement investment decision making procedures, strengthen the management of its project investments, avoid and control investment risks and accelerate the production results of its existing projects. For the Yulin Neng Hua 0.6 million tonnes methanol project and Heze Neng Hua’s Zhaolou Coal Mine to reach full capacity. For the Heze Neng Hua’s Wanfu Coal mine to commence the construction this year; expedite the promotion of Yushuwan Coal Mine Company’s establishment and strive for commencement of its commercial operation as soon as possible. Seize opportunities for the integration of coal resources, and after taking into account technical, financial conditions and operational risk, the Company will strengthen its ability for sustainable development by seeking for new overseas and domestic investment opportunities in coal and related industries to expand the scale of its coal mine assets. The Company will focus on the acquisition of equity interest in Felix Resources Ltd. in Australia. Take full advantage of the adequacy of its own funds, the Company will pay more attention to project investment, development and construction, seek new opportunities for capital operation, increase the efficiency of utilization of its own funds to generate higher returns for Shareholders.

Improving operation management will effectively control costs and guarantee a maximum benefit to the Company. Firstly, the Company will make constant efforts in basic safety management, and will work hard to build long-term safety production mechanisms. Secondly, the Company will stabilize the production and sales volume of the Company’s headquarter coal mines, optimise its mine production system, to expand the scale of production external coal mines. The Company will pay great attention on the resettlements of the villages located above coal fields and obtaining approvals for underneath-river mining. Thirdly, the Company will continue to implement the “Three Nil Project”, and improve product quality and competitiveness; and guided by market demand, the Company will implement flexible marketing strategies, optimize product composition, user structure, distribution flows and mode of transportation to ensure stabilized sales volume. Lastly, with effective cost management as the core consideration, the Company will strengthen financial control systems and budget management, and make efforts in energy-saving and potential synergies.

Regulate corporate operations and fulfill social responsibilities of the Company. The Company intends to further strengthen its internal control system, improve its internal control, its business procedures and systems, and strengthen its ability to guard against risks; to enhance corporate governance and drive an even better regulated operation. The Company will actively implement its social responsibilities, adhering to the basic principles of safety, high efficiency, cleanliness and mutual benefit, to realize the development of safe industry, clean development, healthy development to promote the harmonious development of the regional economy.

Interim Report 2009	20

YANZHOU COAL MINING COMPANY LIMITED

CHANGES IN SHARE CAPITAL AND SUBSTANTIAL SHAREHOLDINGS

Changes in Share Capital during the Reporting Period

During the reporting period, the total number of shares and the capital structure of the Company remained unchanged.

As at 30 June 2009, the share capital structure of the Company was as follows:

	Unit: share (Par value: RMB1.00 per share)
	Number of shares	Percentage of the total capital of the Company
Domestic shares	2,960,000,000	60.18%
Including: shares held by the promoter (Yankuang Group)	2,600,000,000	52.86%
other shareholders	360,000,000	7.32%
Overseas listed H Shares	1,958,400,000	39.82%

Total numbers of shares	4,918,400,000	100.00%

Total number of the Shareholders as at the end of the reporting period

As at 30 June 2009, the Company had a total of 154,347 Shareholders, of which 1 was the holder of A Shares subject to trading moratorium, 154,153 were holders of A Shares without trading moratorium and 193 were holders of H Shares.

Interim Report 2009	21

YANZHOU COAL MINING COMPANY LIMITED

SUBSTANTIAL SHAREHOLDERS

As at 30 June 2009, the top ten Shareholders and the top ten Shareholders holding tradable shares without trading moratorium of the Company as recorded on the register of members of the Company were set out as follows. Such information was provided by the Shanghai Branch of China Securities Depository and Clearing Corporation Limited and Hong Kong Securities Registrars Limited.

Name of Shareholders	Class of shares	Number of shares held as at the end of this reporting period	Percentage holding of the total capital of the Company
	(shares)		(%)
Yankuang Group Corporation Limited (tradable shares subject to trading moratorium)	A Shares	2,600,000,000	52.86

Shareholders holding tradable shares without trading moratorium
HKSCC Nominees Limited	H Shares	1,953,829,946	39.72
Fortune SGAM Selected Sector Fund	A Shares	5,235,851	0.11
Zhongyou Core Prime Equity Securities Investment Fund	A Shares	4,680,581	0.10
Jiashi CSI 300 Index Securities Investment Fund	A Shares	3,584,975	0.07
Bosera Yufu Securities Investment Fund	A Shares	2,226,729	0.05
Bill & Melinda Gates Foundation Trust	A Shares	2,000,074	0.04
Tianyuan Investment Fund	A Shares	1,538,184	0.03
Gong Yong	A Shares	1,411,957	0.03
Ye Liqi	A Shares	1,333,899	0.03
China Southern Shengyuan Dividend Equity Fund	A Shares	1,320,726	0.03

It is uncertain as to whether the shares held by the HKSCC Nominees Limited as disclosed above were pledged, locked-up or held under trust. None of the shares held by other Shareholders were pledged, locked up or held under trust during the reporting period.

Save as disclosed above, any related party or concert party relationships among the Shareholders are unknown.

As the clearing and settlement agent for the Company’s H Shares, HKSCC Nominees Limited held the Company’s H Shares in the capacity of a nominee.

Interim Report 2009	22

YANZHOU COAL MINING COMPANY LIMITED

SUBSTANTIAL SHAREHOLDERS

Save as disclosed below, as at 30 June 2009, no other person (other than a director, supervisor or chief executive officer of the Company) had an interest or a short position in the shares and underlying shares of the Company as recorded in the register required to be kept under section 336 of the Securities and Futures Ordinance (the “SFO”).

Name of substantial shareholders	Class of shares	Number of shares held	Capacity	Type of interest	Percentage in the relevant class of share capital of the Company	Percentage in the total share capital of the Company
Yankuang Group	Domestic Shares	2,600,000,000(L)	Beneficial owner	Corporate	87.84%(L)	52.86%(L)
Templeton Asset Management Ltd.	H Shares	137,352,000(L)	Investment manager	Corporate	7.01%(L)	2.79%(L)
UBS AG	H Shares	113,950,580(L) 25,287,089(S) (Note 2)	Beneficial owner, person having a security interest in shares, Interests of controlled corporations	Corporate	5.82%(L) 1.29%(S)	2.32%(L) 0.51%(S)
AllianceBernstein L.P.	H Shares	99,524,000(L) (Note 3)	Investment manager and Interests of controlled corporations	Corporate	5.08%(L)	2.02%(L)
JP Morgan Chase & Co.	H Shares	98,505,251(L) 1,370,000(S) 85,414,785(P) (Note 4)	Beneficial owner, Investment manager and Custodian corporation/ Approved lending agent	Corporate	5.03%(L) 0.07%(S) 4.36%(P)	2.00%(L) 0.03%(S) 1.74%(P)

Interim Report 2009	23

YANZHOU COAL MINING COMPANY LIMITED

Notes:

1.	The letter “L” denotes a long position. The letter “S” denotes a short position. The letter “P” denotes interests in a lending pool.

2.	The long positions in H Shares included 103,726,140 H Shares held as beneficial owner, 3,530,800 H Shares held as person having a security interest in shares and 6,693,640 H Shares held as interests of controlled corporations.

Among the aggregate interests of long position in H Shares, 26,747,020 H Shares were held as derivatives.

The short position in H Shares included 19,834,089 H Shares held as beneficial owner and 5,453,000 H Shares held as interests of controlled corporations.

Among the aggregate interests of short position in H Shares, 18,364,089 H Shares were held as derivatives.

3.	The long positions in H Shares included 96,302,000 H Shares held as investment manager and 3,222,000 H Shares held as interests of controlled corporations.

4.	The long positions in H Shares included 11,220,466 H Shares held as beneficial owner, 1,870,000 H Shares held as investment manager and 85,414,785 H Shares held as custodian corporation/approved lending agent.

The short positions in H Shares were held as beneficial owner, among which 1,370,000 H Shares were held as derivatives.

Pursuant to the PRC Securities Law and section 336 of the SFO, save as disclosed above, no other Shareholder was recorded in the register as at 30 June 2009 as having an interest of 5% or more of the Company’s issued shares.

During the reporting period, the Company’s controlling Shareholder or its actual controller remained unchanged.

Interim Report 2009	24

YANZHOU COAL MINING COMPANY LIMITED

SHAREHOLDINGS OF DIRECTORS, SUPERVISORS AND GENERAL MANAGERS OF THE COMPANY

Save as disclosed below, as at 30 June 2009, none of the Directors, Supervisors or general managers of the Company had any interests or short positions in the shares, underlying shares and debentures of the Company or any of its associated corporations (within the meaning of Part XV of the SFO) (i) as recorded in the register required to be kept under section 352 of the SFO; or (ii) as otherwise notified to the Company and Hong Kong Stock Exchange pursuant to the Model Code for Securities Transactions by Directors of Listed Companies (which shall be deemed to apply to the Company’s Supervisors to the same extent as it applies to the Company’s Directors).

Name	Status	Title as at 30 June 2009	Number of domestic shares held at the beginning of the reporting period	Number of domestic shares held at the end of the reporting period	Reasons for change
			(shares)	(shares)
Wang Xin	–	Chairman of the Board	0	0	–
Geng Jiahuai	–	Vice Chairman of the Board	0	0	–
Yang Deyu	Beneficial owner	Vice Chairman of the Board and General Manager	20,000	20,000	–
Shi Xuerang	–	Director	0	0	–
Chen Changchun	–	Director	0	0	–
Wu Yuxiang	Beneficial owner	Director and Chief Financial Officer	20,000	20,000	–
Wang Xinkun	–	Director and Vice General Manager	0	0	–
Zhang Baocai	–	Director and Secretary of the Board	0	0	–
Dong Yunqing	–	Director	0	0	–
Pu Hongjiu	–	Independent Non-executive Director	0	0	–
Zhai Xigui	–	Independent Non-executive Director	0	0	–
Li Weian	–	Independent Non-executive Director	0	0	–
Wang Junyan	–	Independent Non-executive Director	0	0	–
Song Guo	Beneficial owner	Chairman of the Supervisor Committee	1,800	1,800	–
Zhou Shoucheng	–	Vice Chairman of the Supervisor Committee	0	0
Zhang Shengdong	–	Supervisor	0	0	–
Zhen Ailan	–	Supervisor	0	0	–
Wei Huanmin	–	Employee Representative Supervisor	0	0	–
Xu Bentai	–	Employee Representative Supervisor	0	0	–

All the interests disclosed above represent long position in the shares of the Company.

As at 30 June 2009, the total number of A Shares held by the Directors, Supervisors and general managers of the Company was 41,800 shares, representing 0.0009% of the total share capital of the Company.

As at 30 June 2009, none of the Directors, Supervisors or general managers of the Company nor their spouses or children under the age of 18 was given the right to acquire shares or debentures of the Company or any associated corporation.

Interim Report 2009	25

YANZHOU COAL MINING COMPANY LIMITED

DISCLOSURE OF SIGNIFICANT EVENTS

Final Dividends Distribution for Year 2008

At the 2008 annual general meeting of the Company held on 26 June 2009, the Shareholders approved the final dividends of RMB1,967.36 million (tax inclusive), equivalent to a distribution of RMB0.40 (tax inclusive) per share to the Shareholders.

As at the reporting date, the 2008 final cash dividends had been paid to the Shareholders.

Interim Dividends Distribution

There will be no payment of interim dividend or issue of bonus shares for the first half-year of 2009.

Appointment of the Company’s General Manager

Reaching the age of retirement, Mr. Yang Deyu, the former general manager of the Company, tendered a letter of resignation to the board of directors on 23 July 2009, to resign from the position of general manager.

At the seventh meeting of the fourth session of the board of directors held on 24 July 2009, the Company approved the resignation of Mr. Yang Deyu from the position of general manager, and appointed Mr. Li Weimin as the Company’s general manager. Please refer to the Company’s announcement of the seventh meeting of the fourth session of the Board dated 24 July 2009 posted on the websites of both the Hong Kong Stock Exchange and the Company for Mr. Li Weimin’s resume.

Amendments to the Articles of Association of the Company

As approved by the 2008 annual general meeting of the Company held on 26 June 2009, the Company amended the terms of its articles of association relating to its business license registration number, dividend distribution and adoption of electronic communication with Shareholders. For details of the amendments to the articles of association, please refer to the announcement of the proposed amendments to the articles of association of the Company, posted on the websites of the Hong Kong Stock Exchange and the Company on 26 June 2009, and also refer to the circular dated 24 April 2009, relating to amendments to the Company’s articles of association and general mandate for the repurchase of H Shares.

Interim Report 2009	26

YANZHOU COAL MINING COMPANY LIMITED

Acquisition of shares of Hua Ju Energy

As approved at the second extraordinary shareholders’ meeting of 2008 held on 23 December 2008, the Company acquired (using its own funds) 74% equity interest in Hua Ju Energy held by Yankuang Group for a consideration of RMB593.2431 million, and on 18 February 2009, the Company completed the above-mentioned share ownership transfer procedures.

As approved at the seventh meeting of the fourth session of the Board held on 24 July 2009, the Company acquired, using RMB116.3021 million of its own funds, a 14.21% equity interest in Hua Ju Energy held by Shandong Chuangye Investment Development Company. As approved at a meeting of general managers held on 24 July 2009, the Company acquired using RMB56.4216 million and RMB0.2835 million of its own funds, a 6.9% equity interest and a 0.03% equity interest in Hua Ju Energy held by Jining Shengdi Investment Management Company Limited and Ms. Wu Zenghua, respectively. On 29 July

2009, the Company completed the relevant share ownership transfer procedures. After the above-mentioned acquisition, the percentage of equity interest in Hua Ju Energy held by Yanzhou Coal increased to 95.14%, while Shandong Honghe Mining Group Co., Ltd. continues to hold a 4.86% equity interest in Hua Ju Energy.

The acquisitions, and the establishment of the electricity business management platform, will reduce connected transactions, speed up business restructuring, optimize the distribution of resources and improve overall economic performance.

For details of the transactions, please refer to the connected transaction announcements relating to the Connected Transaction-Acquisition of 74% Equity Interest in Hua Ju Energy, and the Connected Transaction-Acquisition of 14.21% Equity Interest in Hua Ju Energy, posted on the websites of the Hong Kong Stock Exchange and the Company on 24 October 2008 and 26 July 2009, respectively, and refer to the circular relating to the Acquisition of 74% Equity Interest in Hua Ju Energy held by Yankuang Group dated 7 November 2008.

Interim Report 2009	27

YANZHOU COAL MINING COMPANY LIMITED

Acquisition of Equity Interest of Felix Resources Ltd (Felix)

After the approval by the eighth meeting of the fourth session of the Board, the Company announced on 13 August 2009, that a binding scheme implementation agreement was entered into with Felix, a corporation incorporated in Australia. The total scheme consideration for the transaction will be approximately AUD3,333 million (equivalent to approximately HKD21,538 million or approximately RMB18,951 million) with AUD16.95 per share. The transaction is conditional upon the fulfillment or waiver of a number of conditions, including but not limited to the following: (1) the Company and Felix shareholders approving the scheme by the necessary majorities; (2) the Company having obtained all necessary PRC legal and regulatory approvals; and (3) the Company having obtained all necessary legal and regulatory approvals from the Australian Foreign Investment Review Commission, the Australian Treasurer or other regulatory authorities of the Australian Government, and the Federal Court of Australia. The Company shall pay the scheme consideration within 10 working days upon obtaining the approval of the scheme implementation agreement from the Federal Court of Australia.

Felix is a company incorporated under the laws of Australia whose shares are listed on ASX. The principal activities of Felix are exploring and extracting coal resources and operating resource related projects that primarily focus on coal in Queensland and New South Wales, including four major operating mines (Ashton underground coal mine, Ashton open-cut coal mine, Minerva open-cut coal mine and Yarrabee open-cut coal mine), two coal mines under construction (Moolarben open-cut coal mine and Moolarben underground coal mine), three exploration programs and a 15.46% equity interest in a new coal port in Newcastle. As at 31 December 2008, the total reserves of Felix was approximately 2.006 billion tonnes, the proven and probable reserves was 509.6 million tonnes; 1.375 billion tonnes of the total reserves and 386 million tonnes of the proven and probable reserves are attributable to Felix equity holders. For the fiscal year ended 30 June 2008 (from July

2007 to June 2008), the operating income of Felix was AUD441 million, the net profit was AUD188 million, and based on the shareholding interest accounting method, coal sales volume was 4.61 million tonnes. Moolarben Coal Mine is the primary asset of Felix, with Felix holding an 80% interest in it. The annual production capacity of the Moolarben open-cut mine is expected to reach 10 million tonnes and, capacity of Moolarben underground mine is expected to reach 3.5 million tonnes. Based on the project implementation schedule, and the assessment by technical experts, the open-cut and underground mines will be put into operation in March, 2010 and in 2013 respectively, reaching its capacity targets year by year.

For detailed information, please refer to the announcement “Major Transaction – acquisition of 100% of the issued share capital in Felix Resources Limited by way of a scheme of arrangement and Resumption of Trading” posted on the websites of the Stock Exchange of Hong Kong Limited and the Company on 13 August 2009.

Material Litigation and Arbitration

During the reporting period, the Company was not involved in any significant litigation or arbitration.

Material Contracts

Save as the disclosed in the section headed “Disclosure of Significant Events”, the Company has not been a party to any material contracts during the reporting period.

Interim Report 2009	28

YANZHOU COAL MINING COMPANY LIMITED

CORPORATE GOVERNANCE

Since the listing of the Company, in accordance with PRC Company Law, Securities Law and other laws and regulations, and the listing rules published by CSRC, and other regulatory requirements, the Group has set up a relatively regulated, stable and established corporate governance system and has abided by the corporate governance principles of transparency, accountability and protection of the rights and interests of all Shareholders. There is no significant difference between the corporate governance system and the requirements in relevant documents dispatched by CSRC.

The Company has closely monitored the securities market standards and rule of law, and has actively improved its corporate governance.

During the reporting period, in accordance with regulations of its place of listing, the Company has further improved its internal control systems. At the sixth meeting of the forth session of the Board held on 24 April 2009, the Board made an assessment on the effectiveness of its internal control systems and appointed Grant Thornton Certified Public Accountants Ltd. to make an external assessment on the internal control of the Company. The assessment result was there was a significant defect in the Company’s internal control system as draft consolidated financial statements of the Company as at 31 December 2008 contained some misstatements and deficiencies in disclosure. The management duly corrected these mistakes and deficiencies, which were reflected in the financial statements. The Company has adopted the following improvement measures:

1.	Enhance training program for financial staff, especially training on IFRS; employ professionals with relevant financial experience; and

2.	Further improve the financial accounting policies and procedures, to prevent repeated misstatements and deficiencies in disclosure.

CONNECTED TRANSACTIONS

Details of the connected transactions for the first half of 2009 are set out in note 25 to the financial statements prepared in accordance with the IFRS.

BORROWINGS

Details of the borrowings are set out in Note VIII.20 and Note VIII.29 to the financial statements prepared in accordance with the PRC CASs.

PLEDGE OF ASSETS

The Company has not pledged its assets within the reporting period.

Interim Report 2009	29

YANZHOU COAL MINING COMPANY LIMITED

CONTINGENT LIABILITIES

The Company has no contingent liabilities within the reporting period.

PURCHASE, SALE OR REDEMPTION OF SHARES OF THE COMPANY

During the reporting period, the Company and its subsidiaries did not purchase, sell or redeem any of the shares of the Company.

COMPLIANCE WITH MODEL CODE

Having made specific enquiry to all Directors of the Company, during the reporting period, the Directors and the Supervisors have strictly complied with the Model Code for Securities Transactions by Directors of Listed Issuers (the “Model Code”) set out in Appendix 10 to the Rules Governing the Listing of Securities on the Stock Exchange of Hong Kong Limited (the “Listing Rules”). The Company has adopted a code of conduct regarding securities transactions of the Directors on terms no less than the required standard set out in the Model Code.

COMPLIANCE WITH CODE ON CORPORATE GOVERNANCE PRACTICES

During the reporting period, the Company has complied with the code provisions in the Code on Corporate Governance Practices set out in Appendix 14 to the Listing Rules (the “Code Provision”).

There is no significant difference between the compliance with the Code Provision by the Company during the reporting period and that disclosed in the Company’s 2008 annual report.

IMPACT OF FLUCTUATIONS IN EXCHANGE RATES ON THE COMPANY

China implements a managed floating exchange rate regime based on market supply and demand with reference to a basket of currencies.

The impact of this floating exchange rate to the Group is mainly reflected in (a) the resulting impact in overseas sales income of coal, which are calculated in US dollar and Australian dollar; (b) the gains or losses arising from the exchange rate of foreign currency deposits; and (c) impact on the Group’s import costs of equipment and fittings.

In order to manage foreign currencies risks in respect of anticipated sales income, Yancoal Austar, the subsidiary of the Group in Australia, entered into an Australian dollar to US dollar foreign exchange hedging contract with a bank. As at the end of the reporting period, the derivative financial liabilities from this was RMB66.84 million.

Save as disclosed above, the Group has no plans to make hedging arrangements for the exchange rates of RMB to foreign currencies.

Interim Report 2009	30

YANZHOU COAL MINING COMPANY LIMITED

EMPLOYEES

As at 30 June 2009, the Company had 49,888 employees in total, of whom 3,057 were management personnel, 1,800 were technicians, 34,496 were directly involved in coal production and 10,535 were supporting staff.

As at 30 June 2009, the total salaries and allowances paid to the employees of the Company was RMB1.2241 billion.

REMUNERATION POLICY

The remuneration for the Directors, Supervisors and senior management of the Company shall be proposed by the Remuneration Committee to the Board. The remuneration for the Directors and the Supervisors of the Company must be approved at the Shareholders’ general meeting after being considered and approved by the Board; while the remuneration for senior management must be reviewed and approved by the Board.

The Company adopts a combined annual remuneration and risk control system for assessing and rewarding the Directors and senior management of the Company. The annual remuneration consists of a basic salary and benefit income: basic salary is determined according to the operational scale of the Company with reference to the market wages and the income of employees, whereas the benefit income is determined by the actual operational achievement of the Company. The annual remuneration for the directors and senior management of the Company are paid on a monthly basis and are confirmed after the performance review carried out in the following year.

The remuneration policy of the other employees of the Company is principally based on a position and skill remuneration system, which determines the remuneration of the employees on the basis of their positions and responsibilities and their quantified assessment results. Their rewards are linked to the Company’s overall economic efficiency.

AUDITORS

During the reporting period, the Company has engaged Shine Wing Certified Public Accountants Ltd. (Certified Public Accountants in the PRC (excluding Hong Kong)) and Grant Thornton (Certified Public Accountants in Hong Kong) as its international and domestic auditors, respectively.

Save as disclosed above, there was no material difference between the information of the Group recorded in Paragraph 32, Appendix 16 to the Listing Rules and the information disclosed in the Company’s 2008 annual report.

Interim Report 2009	31

YANZHOU COAL MINING COMPANY LIMITED

Use of Funds and Guarantees by the Company

As at 30 June 2009, no external guarantees have been made by the Company, and the Company’s controlling shareholders or subsidiaries have not used the Company’s funds for non-operating items.

The above information concerning the use of funds and external guarantees by the Company constitutes a disclosure required under the relevant laws of China (excluding Hong Kong).

Securities Investment

As at 30 June 2009, the external equity investments made by the Company are set out as follows:

No.	Code of Stock	Brief Name of Stock	Number of shares held	percentage	Initial investment cost	Accounting subject	Book value on 30 June 2009	current income
			(shares)		(RMB)		(RMB)	(RMB)
1	600642	Shenergy	22,323,900	0.77%	60,420,274	available-for-sale financial assets (AFS)	220,113,654	0

2	601008	Lianyungang	1,380,000	0.26%	1,760,419	available-for-sale financial assets (AFS)	10,060,200	0

Total					62,180,693		230,173,854	0

Source of Shenergy shares: Agreement for the transfer of public corporate shares in 2002 and bonus issue shares in 2004.

Source of Lianyungang shares: subscription to promoter’s shares and bonus issue shares in 2007.

Save as disclosed above, the Company has made no other external equity investment as at the reporting date.

The above information regarding equity investment is made pursuant to the disclosure requirements under the relevant laws of China (excluding Hong Kong).

Interim Report 2009	32

YANZHOU COAL MINING COMPANY LIMITED

Performance of the Special Undertakings relating to the Share Reform

On 31 March 2006, the Company implemented the share reform plan. The special undertakings made by Yankuang Group and their performance are set out as follows:

Name of Shareholder	Special undertakings		Performance of undertakings
Yankuang Group	(1)	The formerly non-tradable shares of the Company held by Yankuang Group should not be listed for trading purpose within forty-eight months from the date of execution of the relevant share reform plan;	The formerly non-tradable shares in the Company held by Yankuang Group have not been traded.

	(2)	In 2006, Yankuang Group would transfer part of its operations and new projects relating to coal and power which are in line with the Company’s development strategies to the Company, in accordance with the relevant PRC regulations, with a view to enhancing the operating results of the Company and reducing connected transactions and competition between Yankuang Group and the Company. Yankuang Group should allow the Company to participate and invest in, for the purpose of co-development of the coal liquefaction project, which is being developed by Yankuang Group.

In 2006, Yankuang Group completed the transfer of the coal project and new electricity project to the Company, which are in line with the Company’s development strategies.

Yankuang Group is in the process of implementing its other undertakings and there has not been material progress in this respect.

	(3)	All the relative expenses incurred for execution of the share reform plan would be borne by Yankuang Group.	The undertaking has already been performed.

The above information regarding the share reform undertakings and the performance of the undertakings by Yankuang Group constitutes a disclosure required under the relevant laws of China (excluding Hong Kong).

Interim Report 2009	33

YANZHOU COAL MINING COMPANY LIMITED

Entrusted Loan

Entrusted loans occurred during the reporting period and that occurred in the previous reporting period and continued in the reporting period are set out in the following table.

No.	Borrower	Amount of Entrusted Loan	Term of Loan	Interest per annum	Approval Process	Whether there is a provision for devaluation	Whether principal has been recovered	Accumulated interest income during the reporting period
1	Yanmei Australia Pty Limited	US$90 million	From 7 November 2005 to 7 November 2010	3.09%-4.67%	Reviewed and approved at a board meeting held on 28 June 2005. Reviewed and approved extension of repayment date for one year at a board meeting held on 17 August 2007. Reviewed and approved extension of repayment date for two years at a board meeting held on 24 October 2008.	No	Recovered US$ 24.5 million	US$	1,243,794.04
2	Yanzhou Coal Yulin Neng Hua Company Limited	RMB500 million	From 17 May 2007 to 17 May 2010 Accumulatively withdrew RMB500 million in 10 times	6.57%	Reviewed and approved at a board meeting held on 25 October 2006	No	No	RMB	8,212,500
3	Yanmei Heze Neng Hua Company Limited	RMB500 million	From 11 April 2008 to 22 November 2012	7.2%	Reviewed and approved at a work meeting of general managers held on 27 July 2007	No	No	RMB	18,200,000
4	Shanxi Tianhao Chemicals Company Limited	RMB190 million	From 28 March 2008 to 22 November 2012. Accumulatively withdrew RMB120 million in 5 times	7.2%	Reviewed and approved at a work meeting of general managers held on 27 July 2007	No	No	RMB	3,544,000
5	Yanzhou Coal Yulin Neng Hua Company Limited	RMB1,500 million	From 15 October 2007 to 15 October 2012. Accumulatively withdrew RMB1,500 million in 29 times	7.2%	Reviewed and approved at a board meeting of general managers held on 17 August 2007.	No	No	RMB	26,140,000
6	Shanxi Heshun Tianchi Energy Company Limited	RMB50 million	From 24 December 2007 to 24 December 2010	7.47%	Reviewed and approved at a work meeting of general managers held on 5 November 2007	No	No	RMB	1,888,250
7	Yanmei Heze Neng Hua Company Limited	RMB850 million	From 11 April 2008 to 25 February 2013. Accumulatively withdrew RMB850 million in 6 times	7.74%	Reviewed and approved at a work meeting of general managers held on 14 January 2008	No	No	RMB	29,885,000
8	Shanxi Heshun Tianchi Energy Company Limited	RMB80 million	From 15 October 2008 to 15 October 2010. Accumulatively withdrew RMB80 million in 5 times	7.56%	Reviewed and approved at a work meeting of general managers held on 21 August 2008	No	No	RMB	3,032,400

Interim Report 2009	34

YANZHOU COAL MINING COMPANY LIMITED

No.	Borrower	Amount of Entrusted Loan	Term of Loan	Interest per annum	Approval Process	Whether there is a provision for devaluation	Whether principal has been recovered	Accumulated interest income during the reporting period
9	Shanxi Heshun Tianchi Energy Company Limited	RMB20 million	From 30 December 2008 to 30 December 2010.	5.67%	Reviewed and approved at a work meeting of general managers held on 15 December 2008	No	No	RMB	544,950
10	Yanmei Heze Neng Hua Company Limited	RMB529 million	From 24 June 2009 to 27 February 2014. Withdrew RMB100 million.	5.76%	Reviewed and approved at a work meeting of general managers held on 23 February 2009.	No	No		—
11	Shandong Hua Ju Energy Company Limited	RMB200 million	From 16 March 2009 to 16 March 2012.	5.40%	Reviewed and approved at a work meeting of general managers held on 23 February 2009.	No	Recovered RMB80 million	RMB	2,370,000
12	Yanzhou Coal Yulin Neng Hua Company Limited	RMB130 million	From 16 April 2009 to 16 March 2012. Accumulatively withdrew RMB105 million in 5 times	5.40%	Reviewed and approved at a work meeting of general managers held on 23 March 2009	No	No		—
13	Shanxi Heshun Tianchi Energy Company Limited	RMB20 million	From 17 April 2009 to 13 April 2010.	5.31%	Reviewed and approved at a work meeting of general managers held on 7 April 2009	No	No	RMB	191,750

Interim Report 2009	35

YANZHOU COAL MINING COMPANY LIMITED

At a work meeting of general managers held on 22 January 2007, Shanxi Neng Hua was approved to grant an entrusted loan of RMB200 million to Tianhao Chemicals. Details are set out in the following table:

No.	Borrower	Amount of Entrusted Loan	Term of Loan	Interest rate per annum	Approval Process	Whether there is a provision for devaluation	Whether principal has been recovered	Accumulated interest income during the reporting period
1	Shanxi Tianhao Chemicals Company Limited	RMB 200 million	From 29 March 2007 to 28 March 2012. Accumulatively withdrew RMB200 million in 3 times.	6.48%	Reviewed and approved at the work meeting of general managers held on 22 January 2007	No	No	—

During the reporting period, the Company did not record other entrusted loans. Save as disclosed above, the Company has no other entrusted loans plan.

The above information regarding entrusted loans is made pursuant to the disclosure requirements under the relevant PRC laws (excluding Hong Kong).

Explanatory statement on changes in accounting estimate

The fixed assets of the Group with a life of 5-40 years were originally valued at RMB15,940 million with a net scrap value rate of 3%. At the ninth meeting of the fourth session of Board held on 21 August 2009, the Board has approved to change the net scrap value rate of the above fixed assets to 0% effective from 1 April 2009. The change in accounting estimate was mainly due to (1) the raising of national safety standards such that certain production equipment would be phased out for production; and (2) the low or nil gain arising from disposal of underground assets and certain buildings. The adjustment to the net scrap value rate of fixed assets complied with the prudent principle of accounting policies and reflected the position of the Company with more accuracy.

The change in accounting estimates during the reporting period resulted in a decrease of profit of RMB101.061 million, a decrease of enterprise income tax expense of RMB25.265 million, a decrease of net profit of RMB75.795 million, and a decrease of net value of fixed assets as at 30 June 2009 of RMB101.061 million.

Forecast on the operating results of the Group for the first 3 quarters of 2009

In accordance with relevant regulations of China Securities Regulatory Commission and Shanghai Stock Exchange relating to preparation of periodic reports, in respect of the interim report for the first half of 2009 prepared under PRC CASs published domestically, the Company is required to disclose the estimated operating results of the Group for the first 3 quarters of 2009.

Due to the impact of global financial crisis and the domestic macro economic conditions situation, it is estimated that the net profit of the Group attributable to the equity holders of the Company for the first 3 quarters of 2009 will decrease over 55% as compared with the corresponding period in 2008. Net profit of the Group attributable to the equity holders of the Company for the first 3 quarters of 2008 was RMB6,645.8 million.

Interim Report 2009	36

YANZHOU COAL MINING COMPANY LIMITED

DOCUMENTS AVAILABLE FOR INSPECTION

The following documents are available for inspection in the office of the secretary to the Board at 298 Fushan South Road, Zoucheng, Shandong Province, the PRC:

•	the full text of the interim report of the Company for the six months ended 30 June 2009 signed by the Chairman;

•	financial statements of the Company with corporate seal affixed and signed by corporate representative, person responsible for accounting work and responsible person of the accounting department;

•	all documents published during the reporting period in newspapers designated by the China Securities Regulatory Commission;

•	the Articles of Association of the Company;

•	the full text of the interim report released in other stock markets.

On behalf of the Board Wang Xin Chairman

Zoucheng, PRC,

21 August 2009

Interim Report 2009	37

YANZHOU COAL MINING COMPANY LIMITED

CONSOLIDATED BALANCE SHEET

Prepared by: Yanzhou Coal Mining Company Limited	Unit: RMB

	NOTES	30 June 2009	31 Dec 2008
ASSET

CURRENT ASSET:
Cash at bank and on hand	VIII.1	11,770,791,560	9,695,144,137
Tradable financial assets	VIII.2	66,839,882	—
Notes receivable	VIII.3	1,984,106,343	2,772,082,922
Accounts receivable	VIII.4	394,862,504	412,611,060
Prepayments	VIII.5	224,324,580	110,278,731
Intersts receivable		—	988,500
Dividends receivable		—	—
Other receivables	VIII.6	305,813,219	397,635,013
Inventories	VIII.7	651,101,008	823,210,170
Non-current assets due within one year		—
Other current assets	VIII.8	1,151,895,418	1,177,141,324

TOTAL CURRENT ASSETS		16,549,734,514	15,389,091,857

NON CURRENT ASSETS:
Available-for-sale financial assets	VIII.9	230,173,854	139,447,161
Entrust loan		—	—
Long-term accounts receivable		—	—
Long-term equity investments	VIII.10	904,632,227	860,817,661
Investment real estate		—	—
Fixed assets	VIII.11	8,952,872,361	9,334,232,206
Construction in progress	VIII.12	5,109,670,167	4,827,326,277
Construction materials	VIII.13	37,518,718	25,997,048
Disposal of fixed assets		(156,962)	—
Intangible assets	VIII.14	1,592,178,213	1,605,932,865
Development expenditure		—	—
Goodwill	VIII.15	10,045,361	10,045,361
Long-term deferred expenses	VIII.16	17,478,011	18,730,271
Deferred tax assets	VIII.17	695,198,798	535,448,089
Other non-current assets	VIII.18	117,950,940	117,925,900

TOTAL NON-CURRENT ASSETS		17,667,561,688	17,475,902,839

TOTAL ASSETS		34,217,296,202	32,864,994,696

The accompanying notes form an integral part of these financial statements.

Page 38 to Page 137 of the financial statement were signed by:

Head of the Company:	Chief Financial Officer:	Head of Accounting Department:
Wang Xin	Wu Yuxing	Zhao Qingchun

Interim Report 2009	38

YANZHOU COAL MINING COMPANY LIMITED

CONSOLIDATED BALANCE SHEET – CONTINUED

Prepared by: Yanzhou Coal Mining Company Limited	Unit: RMB

	NOTES	30 June 2009	31 Dec 2008
ASSET

CURRENT LIABILITIES:
Short-term borrowings	VIII.20	—	120,000,000
Tradable financial liabilities	VIII.2		29,434,968
Notes payable	VIII.21	79,220,742	175,662,080
Accounts payable	VIII.22	709,872,366	853,641,767
Advances from customers	VIII.23	869,085,938	795,653,798
Salaries and wages payable	VIII.24	432,813,092	460,276,951
Taxes payable	VIII.25	467,146,716	732,225,807
Interest payable		3,646,835	1,312,705
Dividends payable	VIII.26	1,967,360,000	—
Other payables	VIII.27	1,943,335,962	2,198,497,459
Non-current liabilities due within one year	VIII.28	94,648,464	94,648,464
Other current liabilities	VIII.8	967,364,952	450,978,948

TOTAL CURRENT LIABILITIES		7,534,495,067	5,912,332,947

NON-CURRENT LIABILITIES:
Long-term borrowings	VIII.29	165,000,000	176,000,000
Bonds payable		—	—
Long-term payable	VIII.30	12,031,276	12,031,276
Deferred tax liabilities			—
Other non-current liabilities		—	—

TOTAL NON CURRENT LIABILITIES		177,031,276	188,031,276

TOTAL LIABILITIES		7,711,526,343	6,100,364,223

SHAREHOLDERS’ EQUITY:
Share capital	VIII.31	4,918,400,000	4,918,400,000
Capital reserves	VIII.32	4,599,680,954	5,066,355,339
Surplus reserves	VIII.33	2,820,975,750	2,820,975,750
Special reserves	VIII.34	1,366,386,628	1,164,283,864
Retained earnings	VIII.35	12,611,677,883	12,710,055,378
Translation reserves		(26,105,656)	(115,168,599)

Equity attributable to shareholders of the Company		26,291,015,559	26,564,901,732

Minority interest	VIII.36	214,754,300	199,728,741

TOTAL SHAREHOLDERS’ EQUITY		26,505,769,859	26,764,630,473

TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY		34,217,296,202	32,864,994,696

The accompanying notes form an integral part of these financial statements.

Interim Report 2009	39

YANZHOU COAL MINING COMPANY LIMITED

CONSOLIDATED INCOME STATEMENT

Prepared by: Yanzhou Coal Mining Company Limited	Unit: RMB

ITEM	NOTES	For the period ended 30 June 2009	For the period ended 30 June 2008
1. TOTAL OPERATING REVENUE		9,663,874,893	12,913,709,000
Including: operating revenue	VIII.37	9,663,874,893	12,913,709,000

2. TOTAL OPERATING COST		7,111,058,527	7,625,766,851
Including: Operating cost	VIII.37	5,237,777,697	5,832,777,138
Operating taxes and surcharges	VIII.38	202,973,116	196,290,917
Selling expense		228,736,279	301,093,111
General and administrative expenses		1,543,832,869	1,279,722,959
Financial expenses	VIII.39	(161,418,375)	(12,491,801)
Impairment loss of assets	VIII.40	59,156,941	28,374,527
Add: Gain on fair value change (The loss is listed beginning with “-”)		—	—
Investment income (The loss is listed beginning with “-”)	VIII.41	43,814,566	87,427,782
profit on exchange (The loss is listed beginning with “-”)		—	—

3. Operating profit (The loss is listed beginning with “-”)		2,596,630,932	5,375,369,931
Add: Non-operating revenue	VIII.42	4,237,447	16,032,656
Less: Non-operating expenditures	VIII.43	7,050,545	21,022,682
Including: Losses on disposal of non-current assets		4,991,925	903,582

4. Total profit (The total loss is listed beginning with “-”)		2,593,817,834	5,370,379,905
Less: Income tax	VIII.44	662,559,770	1,580,396,608

5. Net profit (The net loss is listed beginning with “-”)		1,931,258,064	3,789,983,297
Net profit attributed to shareholders of the Company		1,903,947,505	3,783,041,583
Minority interest		27,310,559	6,941,714

6. Earnings per share
(1) Earnings per share, basis	VIII.45	0.39	0.77
(2) Earnings per share, diluted	VIII.45	0.39	0.77

7. Other comprehensive gains	VIII.46	215,631,658	(147,514,545)

8. Total comprehensive gains		2,146,889,722	3,642,468,752
Comprehensive gains attributed to shareholders of the Company		2,119,579,163	3,635,527,038
Minority interest		27,310,559	6,941,714

The accompanying notes form an integral part of these financial statements.

Interim Report 2009	40

YANZHOU COAL MINING COMPANY LIMITED

CONSOLIDATED CASH FLOW STATEMENT

Prepared by: Yanzhou Coal Mining Company Limited	Unit: RMB

ITEM		NOTES	For the period ended 30 June 2009	For the period ended 30 June 2008
1.	CASH FLOW FROM OPERATING ACTIVITIES:
	Cash received from sales of goods or rendering of services		12,302,901,322	14,264,635,693
	Tax refunding		1,043,166	21,411,964
	Other cash received relating to operating activities	VIII.47	124,833,350	67,127,850

	Sub-total of cash inflows		12,428,777,838	14,353,175,507

	Cash paid for goods and services		3,054,580,764	4,161,015,748
	Cash paid to and on behalf of employees		2,061,426,570	1,806,223,414
	Taxes payments		2,918,791,059	3,138,894,933
	Other cash paid relating to operating activities	VIII.47	772,483,714	782,726,064

	Sub-total of cash outflows		8,807,282,107	9,888,860,159

	NET CASH FLOW FROM OPERATING ACTIVITIES		3,621,495,731	4,464,315,348

2.	CASH FLOW FROM INVESTING ACTIVITIES:
	Cash received from recovery of investments			652,000,000
	Cash received from return of investments income		62,242,085	151,390,636
	Net cash received from disposal of fixed assets, intangible assets and other long-term assets		946,580	5,072,282
	Net cash received from disposal of sub companies and business units
	Other cash received relating to investing activities			1,897,926

	Sub-total of cash inflows		63,188,665	810,360,844

	Cash paid to acquire fixed assets, intangible assets and other long-term assets		854,639,383	1,867,846,261
	Cash paid for investments		593,243,100
	Other cash paid relating to investing activities	VIII.47	1,874,702,468	999,104,888

	Sub-total of cash outflows		3,322,584,951	2,866,951,149

	NET CASH FLOW USED IN INVESTING ACTIVITIES		(3,259,396,286)	(2,056,590,305)

Interim Report 2009	41

YANZHOU COAL MINING COMPANY LIMITED

CONSOLIDATED CASH FLOW STATEMENT – CONTINUED

Prepared by: Yanzhou Coal Mining Company Limited	Unit: RMB

ITEM	NOTES	For the period ended 30 June 2009	For the period ended 30 June 2008
3. CASH FLOW FROM FINANCING ACTIVITIES:

Cash received from investors		—
Cash received from borrowings		100,930,849	460,209,132

Sub–total of cash inflows		100,930,849	460,209,132

Repayments of borrowings and debts		220,930,849	11,000,000
Cash paid for distribution of dividends or profits, or cash paid for interest expenses		58,869,925	80,114,818

Other cash paid relating to investing activities

Sub-total of cash outflows		279,800,774	91,114,818

NET CASH FLOW USED IN FINANCING ACTIVITIES		(178,869,925)	369,094,314

4. EFFECT OF FOREIGN EXCHANGE RATE CHANGES ON CASH AND CASH EQUIVALENTS		17,715,435	(54,040,708)

5. NET INCREASE (DECREASE) ON CASH AND CASH EQUIVALENTS	VIII.47	200,944,955	2,722,778,649
Add: Cash and cash equivalent, opening	VIII.47	8,444,144,457	5,735,100,500

6. Cash and cash equivalents, closing	VIII.47	8,645,089,412	8,457,879,149

The accompanying notes form an integral part of these financial statements.

Interim Report 2009	42

YANZHOU COAL MINING COMPANY LIMITED

THE BALANCE SHEET OF PARENT COMPANY

Prepared by: Yanzhou Coal Mining Company Limited	Unit: RMB

ASSET	NOTES	30 June 2009	31 Dec 2008
CURRENT ASSET:
Cash at bank and on hand		11,462,982,710	9,389,869,959
Tradable financial assets		—	—
Notes receivable		1,968,986,343	2,770,232,922
Accounts receivable	IX.1	258,285,153	396,834,889
Prepayments		209,580,952	101,494,922
Interests receivable		—	988,500
Dividends receivable		—	—
Other receivables	IX.2	482,586,794	533,236,628
Inventories		470,392,451	693,974,320
Non-current assets due within one year		—	—
Other current assets		1,101,077,461	1,101,077,461
TOTAL CURRENT ASSETS		15,953,891,864	14,987,709,601
NON CURRENT ASSETS:
Available-for-sale financial assets		230,173,854	139,447,161
Long-term equity investments	IX.3	5,050,083,023	4,579,752,209
Investment real estate		—	—
Fixed assets		6,142,959,581	6,522,615,260
Fixed assets under construction		187,973,398	126,693,270
Materials construction		2,637,870	1,259,016
Disposal of fixed assets		(156,962)	—
Entrust loan		4,411,577,450	3,686,577,450
Intangible assets		617,770,000	627,775,824
Goodwill		—	—
Long-term deferred expenses		—	—
Deferred tax assets		681,065,312	496,878,733
Other non current assets		117,950,940	117,925,900
TOTAL NON CURRENT ASSETS		17,442,034,466	16,298,924,823

TOTAL ASSETS		33,395,926,330	31,286,634,424

The accompanying notes form an integral part of these financial statements.

Interim Report 2009	43

YANZHOU COAL MINING COMPANY LIMITED

THE BALANCE SHEET OF PARENT COMPANY – CONTINUED

Prepared by: Yanzhou Coal Mining Company Limited	Unit: RMB

LIABILITIES AND SHAREHOLDERS’ EQUITY	NOTES	30 June 2009	31 Dec 2008
CURRENT LIABILITIES:
Short-term borrowings		—	—
Tradable financial liabilities		—	—
Notes payable		79,220,741	175,662,080
Accounts payable		400,395,012	543,112,341
Advances from customers		812,224,846	758,377,590
Salaries and wages payable		373,051,335	373,024,515
Taxes payable		448,222,380	716,706,008
Interest payable		—	—
Dividends payable		1,967,360,000	—
Other payables		1,503,866,182	1,386,325,563
Non-current liabilities due within one year		12,648,464	12,648,464
Other current liabilities		967,364,952	450,978,948
TOTAL CURRENT LIABILITIES		6,564,353,912	4,416,835,509
NON-CURRENT LIABILITIES:
Bank borrowings		—	—
Bonds payable		—	—
Long-term payable		12,031,276	12,031,276
Deferred tax liabilities			—
Other non-current liabilities		—	—
TOTAL NON-CURRENT LIABILITIES		12,031,276	12,031,276
TOTAL LIABILITIES		6,576,385,188	4,428,866,785

OWNERS’ EQUITY:
Share capital		4,918,400,000	4,918,400,000
Capital reserves		4,641,890,647	4,740,572,479
Surplus reserves		2,784,429,794	2,784,429,794
Special reserves		1,366,386,628	1,164,283,864
Retained earnings		13,108,434,073	13,250,081,502
TOTAL SHAREHOLDERS’ EQUITY		26,819,541,142	26,857,767,639

TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY		33,395,926,330	31,286,634,424

The accompanying notes form an integral part of these financial statements.

Interim Report 2009	44

YANZHOU COAL MINING COMPANY LIMITED

THE INCOME STATEMENT OF PARENT COMPANY

Prepared by: Yanzhou Coal Mining Company Limited	Unit: RMB

ITEM	NOTES	For the period ended 30 June 2009	For the period ended 30 June 2008
1. TOTAL OPERATING REVENUE		8,947,649,932	11,952,199,153

Including: Operating revenue	IX.4	8,947,649,932	11,952,199,153

2. TOTAL OPERATING COST		6,673,509,236	6,951,444,588
Including: Operating cost	IX.4	4,985,946,808	5,359,117,869
Operating taxes and surcharges		195,564,463	189,492,320
Selling expense		182,014,439	184,673,362
General and administrative expense		1,328,265,673	1,113,163,894
Financial expense		(78,111,886)	76,622,616
Impairment loss of assets		59,829,739	28,374,527
Add: Gain from the fair value changes (The loss is listed beginning with “-”)		—	—
Investment income (The loss is listed beginning with “-”)	IX.5	176,817,443	173,966,431
Foreign exchange gains (The loss is listed beginning with “-”)		—	—

3. Operating profit (The loss is listed beginning with “-”)		2,450,958,139	5,174,720,996
Add: Non-operating income		755,177	8,349,272
Less: Non-operating expense		1,269,260	20,589,502
Including: Loss on disposal of non-current assets		419,254	903,583

4. Total profit (The total loss is listed beginning with “-”)		2,450,444,056	5,162,480,766
Less: Income tax		624,731,487	1,564,127,801

5. Net profit (The net loss is listed beginning with “-”)		1,825,712,569	3,598,352,965

6. Earnings per share
(1) Earnings per share, basis		0.37	0.73
(2) Earnings per share, diluted		0.37	0.73

7. Other comprehensive gains		68,045,020	(150,381,797)

8. Total comprehensive gains		1,893,757,589	3,447,971,168

The accompanying notes form an integral part of these financial statements.

Interim Report 2009	45

YANZHOU COAL MINING COMPANY LIMITED

CASH FLOW STATEMENT OF PARENT COMPANY

Prepared by: Yanzhou Coal Mining Company Limited	Unit: RMB

ITEM	NOTES	For the period ended 30 June 2009	For the period ended 30 June 2008
1. CASH FLOW FROM OPERATING ACTIVITIES:
Cash received from sales of goods and rendering of services		11,375,760,239	13,230,206,804
Tax refunding		—	—
Other cash received relating to operating activities		133,919,567	53,627,892

Sub-total of cash inflows		11,509,679,806	13,283,834,696
Cash paid for goods and services		2,610,518,565	3,376,683,156
Cash paid to and on behalf of employees		1,680,375,518	1,585,691,162
Taxes payments		2,809,445,246	3,059,589,346
Other cash paid relating to operating activities		874,540,953	1,064,865,109

Sub-total of cash outflows		7,974,880,282	9,086,828,773

NET CASH FLOW FROM OPERATING ACTIVITIES		3,534,799,524	4,197,005,923

2. CASH FLOW FROM INVESTING ACTIVITIES:
Cash received from recovery of investments		80,000,000	640,000,000
Cash received from return of investments		160,496,806	223,060,387
Net cash received from disposal of fixed assets, intangible assets and other long-term assets		946,580	5,072,282
Net cash amount received from the disposal of sub companies and other business units		—
Other cash received relating to investing activities		—

Sub-total of cash inflows		241,443,386	868,132,669
Cash paid to acquire fixed assets, intangible assets and other long-term assets		306,516,122	184,773,838
Cash paid for investments		1,398,243,100	1,284,000,000
Other cash paid relating to investing activities		1,857,881,155	992,867,951
Sub-total of cash outflows		3,562,640,377	2,461,641,789

NET CASH FLOW USED IN INVESTING ACTIVITIES		(3,321,196,991)	(1,593,509,120)

Interim Report 2009	46

YANZHOU COAL MINING COMPANY LIMITED

CASH FLOW STATEMENT OF PARENT COMPANY – CONTINUED

Prepared by: Yanzhou Coal Mining Company Limited	Unit: RMB

ITEM	NOTES	For the period ended 30 June 2009	For the period ended 30 June 2008
3. CASH FLOW FROM FINANCING ACTIVITIES:
Cash received from investors		—	—
Cash received from borrowings		—	—
Sub–total of cash inflows		—	—
Repayments of borrowings		—	—
Cash paid for distribution of dividends or profits, or cash paid for interest expenses		—	—
Cash payment relating to other financial activities		—	—
Sub-total of cash outflows		—	—
NET CASH FLOW USED IN FINANCING ACTIVITIES		—	—

4. EFFECT OF FOREIGN EXCHANGE RATE CHANGES ON CASH AND CASH EQUIVALENTS		1,629,062	(56,099,503)
5. NET INCREASE (DECREASE) ON CASH AND CASH EQUIVALENTS		215,231,595	2,547,397,300
Add: Cash and cash equivalent, opening		8,221,690,515	5,626,433,656

6. Cash and cash equivalents, closing		8,436,922,110	8,173,830,956

The accompanying notes form an integral part of these financial statements.

Interim Report 2009	47

YANZHOU COAL MINING COMPANY LIMITED

CONSOLIDATED STATEMENT OF CHANGES IN EQUITY

FOR THE PERIOD FROM 1 JANUARY 2009 TO 30 JUNE 2009

Prepared by: Yanzhou Coal Mining Company Limited	Unit: RMB

		Attribute to shareholders of the Parent Company
ITEM	Share capital	Capital reserves	Special reserves	Surplus reserves	Retained earnings	Translation reserve	Minority interest	Total
I. Balance at 31 December 2008	4,918,400,000	4,729,404,266	—	3,987,459,297	12,847,985,379	(115,168,599)	49,871,681	26,417,952,024

Add: Change in accounting policies			1,164,283,864	(1,203,029,503)	(190,949,220)	—		(229,694,859)

Correction of errors in the early stage		336,951,073		36,545,956	53,019,219		149,857,060	576,373,308

II. Balance at 1 January 2009	4,918,400,000	5,066,355,339	1,164,283,864	2,820,975,750	12,710,055,378	(115,168,599)	199,728,741	26,764,630,473

III. Changes for the year
(The decrease is listed beginning with “-”)	—	(466,674,385)	202,102,764	—	(98,377,495)	89,062,943	15,025,559	(258,860,614)
(I) Net profit					1,903,947,505		27,310,559	1,931,258,064
(II) Gain and loss directly recognized in shareholders’ equity	—	(466,674,385)	202,102,764	—	—	89,062,943	—	(175,508,678)
1. Net fair value changes of available-for-sale financial assets		126,568,715						126,568,715
2. Effect from equity change of other shareholders of investors under the equity method						89,062,943		89,062,943
3. Conversion differences for accounting statement			225,201,242					225,201,242
4. Others			(23,098,478)			—		(23,098,478)
Sub-total of (I) and (II)		(593,243,100)						(593,243,100)
(III) Owner’s contributions and reduction in capital	—	(466,674,385)	202,102,764	—	1,903,947,505	89,062,943	27,310,559	1,755,749,386
1. Capital contribution from owners	—	—	—	—	—	—	—	—
2. The Amount listed in the Shareholder equity from share payment								—
3. Others								—
(IV) Profit distribution								—
1. Transfer to surplus reserve	—	—	—	—	(2,002,325,000)	—	(12,285,000)	(2,014,610,000)
2. Provision for general risks								—
3. Distribution to shareholders					(2,002,325,000)		(12,285,000)	(2,014,610,000)
4. Others								—
(V) Internal settlement and transfer of owners’ equities	—	—	—	—	—	—	—	—

IV. Balance at 30 June 2009	4,918,400,000	4,599,680,954	1,366,386,628	2,820,975,750	12,611,677,883	(26,105,656)	214,754,300	26,505,769,859

The accompanying notes form an integral part of these financial statements.

Interim Report 2009	48

YANZHOU COAL MINING COMPANY LIMITED

CONSOLIDATED STATEMENT OF CHANGES IN EQUITY – CONTINUED

FOR THE PERIOD FROM 1 JANUARY 2009 TO 30 JUNE 2009

Prepared by: Yanzhou Coal Mining Company Limited	Unit: RMB

		Attribute to shareholders of the Parent Company
ITEM	Share capital	Capital reserves	Special reserves	Surplus reserves	Retained earnings	Translation reserve	Minority interest	Total
I. Balance at 31 December 2007	4,918,400,000	4,943,369,082	—	3,173,641,875	8,014,289,398	(13,941,634)	49,654,868	21,085,413,589

Add: Change in accounting policies			995,952,070	(1,016,162,238)	(184,855,662)	(111,817)	(205,177,647)	(205,065,830)

Correction of errors in the early stage		281,241,283		32,965,080	67,041,335		133,951,894	515,199,592

II. Balance at 1 January 2008	4,918,400,000	5,224,610,365	995,952,070	2,190,444,717	7,896,475,071	(13,941,634)	183,494,945	21,395,435,534

III. Changes for the year
(The decrease is listed beginning with “-”)	—	(158,255,026)	168,331,794	630,531,033	4,813,580,307	(101,226,965)	16,233,796	5,369,194,939
(I) Net profit					6,323,984,340		13,202,613	6,337,186,953
(II) Gain and loss directly recognized in shareholders’ equity	—	(213,964,816)	168,331,794	—		(101,226,965)	2,505,117	(144,354,870)
1. Net fair value changes of available-for-sale financial assets		(213,964,816)						(213,964,816)
2. Conversion differences for accounting statement						(101,226,965)		(101,226,965)
3. Provision for general risks			463,431,794					463,431,794
4. Usage of Provision for general risks			(295,100,000)					(295,100,000)
5. others							2,505,117	2,505,117
Sub-total of (I) and (II)	—	(213,964,816)	168,331,794	—	6,323,984,340	(101,226,965)	15,707,730	6,192,832,083
(III) Owner’s contributions and reduction in capital	—	55,709,790	—	—	—	—	19,573,710	75,283,500
1. Capital contribution from owners		55,709,790					19,573,710	75,283,500
2. Acquisition of 2% shareholders’ equity of Shanxi Neng Hua								—
3. others								—
(IV) Profit distribution	—	—	—	630,531,033	(1,510,404,033)	—	(19,047,644)	(898,920,644)
1. Transfer to surplus reserve				630,531,033	(630,531,033)			—
2. Distribution to shareholders					(879,873,000)		(19,047,644)	(898,920,644)
3. others								—
(V) Internal settlement and transfer of owners’ equities	—	—	—	—	—	—	—	—

IV. Balance at 31 December 2008	4,918,400,000	5,066,355,339	1,164,283,864	2,820,975,750	12,710,055,378	(115,168,599)	199,728,741	26,764,630,473

The accompanying notes form an integral part of these financial statements.

Interim Report 2009	49

YANZHOU COAL MINING COMPANY LIMITED

STATEMENT OF CHANGES IN EQUITY OF PARENT COMPANY

For Six Months from January to June 2009

Prepared by: Yanzhou Coal Mining Company Limited	Unit: RMB

ITEM	Share capital	Capital reserves	Special reserves	Surplus reserves	Retained earnings	Total
I. Balance at 31 December 2008	4,918,400,000	4,740,572,479	—	3,987,459,297	13,430,460,463	27,076,892,239

Add: Change in accounting policies	—	—	1,164,283,864	(1,203,029,503)	(180,378,961)	(219,124,600)

Correction of errors in the early stage						—

II. Balance at 1 January 2009	4,918,400,000	4,740,572,479	1,164,283,864	2,784,429,794	13,250,081,502	26,857,767,639

III. Changes for the year
(The loss is listed beginning with “-”)	—	(98,681,832)	202,102,764	—	(141,647,429)	(38,226,497)
(I) Net profit					1,825,712,571	1,825,712,571
(II) Gain and loss directly recognized in shareholders’ equity	—	(98,681,832)	202,102,764	—	—	103,420,932
1. Net fair value changes of available-for-sale financial assets		68,045,020				68,045,020
2. Subsidiaries acquired under common control		(166,726,852)				(166,726,852)
3. Provision for general risks		—	225,201,242			225,201,242
4. Usage of Provision for general risks			(23,098,478)			(23,098,478)
Sub-total of (I) and (II)	—	(98,681,832)	202,102,764	—	1,825,712,571	1,929,133,503
(III) Owner’s contributions and reduction in capital	—	—	—	—	—	—
1. Capital contribution from owners						—
2. Share payment amount accrued to the owners’ equities in the payment of shares						—
(IV) Profit distribution	—	—	—	—	(1,967,360,000)	(1,967,360,000)
1. Transfer to surplus reserve			—	—		—
2. Distribution to shareholders					(1,967,360,000)	(1,967,360,000)
(V) Internal settlement and transfer of owners’ equities	—	—	—	—	—	—

IV. Balance at 30 June, 2009	4,918,400,000	4,641,890,647	1,366,386,628	2,784,429,794	13,108,434,073	26,819,541,142

The accompanying notes form an integral part of these financial statements.

Interim Report 2009	50

YANZHOU COAL MINING COMPANY LIMITED

STATEMENT OF CHANGES IN EQUITY OF PARENT COMPANY

FOR THE YEAR ENDED 31 DECEMBER 2007 TO 31 DECEMBER 2008

Prepared by: Yanzhou Coal Mining Company Limited	Unit: RMB

ITEM	Share capital	Capital reserves	Special reserves	Surplus reserves	Retained earnings	Total
I. Balance at 31 December 2007	4,918,400,000	4,942,801,517	—	3,173,641,875	8,625,549,602	21,660,392,994

Add: Change in accounting policies			995,952,070	(1,016,162,238)	(181,891,513)	(202,101,681)

Correction of errors in the early stage						—

II. Balance at 1 January 2008	4,918,400,000	4,942,801,517	995,952,070	2,157,479,637	8,443,658,089	21,458,291,313

III. Changes for the year
(The loss is listed beginning with “-”)	—	(202,229,038)	168,331,794	626,950,157	4,806,423,413	5,399,476,326
(I) Net profit					6,269,501,570	6,269,501,570
(II) Gain and loss directly recognized in shareholders’ equity	—	(202,229,038)	168,331,794	—	—	(33,897,244)
1. Net fair value changes of available-for-sale financial assets		(202,229,038)				(202,229,038)
2. Effect from equity change of other shareholders of investors under the equity method						—
3. Provision for general risks			463,431,794			463,431,794
4. Usage of Provision for general risks			(295,100,000)			(295,100,000)
Sub-total of (I) and (II)	—	(202,229,038)	168,331,794	—	6,269,501,570	6,235,604,326
(III) Owner’s contributions and reduction in capital	—	—	—	—	—	—
1. Capital contribution from owners						—
2. Share payment amount accrued to the owners’ equities in the payment of shares						—
(IV) Profit distribution	—	—	—	626,950,157	(1,463,078,157)	(836,128,000)
1. Transfer to surplus reserve				626,950,157	(626,950,157)	—
2. Distribution to shareholders					(836,128,000)	(836,128,000)
(V) Internal settlement and transfer of owners’ equities[1]	—	—	—	—	—	—

IV. Balance at 31 December 2008	4,918,400,000	4,740,572,479	1,164,283,864	2,784,429,794	13,250,081,502	26,857,767,639

The accompanying notes form an integral part of these financial statements.

Interim Report 2009	51

YANZHOU COAL MINING COMPANY LIMITED

NOTES TO THE FINANCIAL STATEMENTS

FOR THE SIX MONTHS ENDED 30 JUNE 2009

I.	GENERAL

Yanzhou Coal Mining Company Limited (the “Company”) is a stock company with limited liability established in the People’s Republic of China (the “PRC”). The Company was established in September, 1997 by Yankuang Group Corporation Limited (the “Yankuang Group”) in accordance with the Tigaisheng (1997) No. 154 document issued by “National Economic System Reform Commission of People’s Republic of China. The address of the registered office is Zoucheng City, Shandong Province. The total share capital was RMB1,670 million with Par value per share of RMB1.00 when the Company was set up.

As approved by Zhengweifa (1997) No.12 document issued by Securities Committee of State Council, the Company issued H shares with face value of RMB820 million to Hong Kong and international investors in March 1998. The American underwriters exercised the excessive issue option and the Company issued additional H Shares of RMB30 million. The above shares were listed and traded on Stock Exchange of Hong Kong Limited on 1 April 1998, and the American Depository Shares was listed in the New York Stock Exchange on 31 March 1998. The total share capital has changed to RMB2,520 million after these issues.

The company issued 80 million new A shares in June 1998. The above shares went public and were traded on Shanghai Stock Exchange since 1 July 1998. After many issues and bonus shares, the share capital of the Company increased to RMB 4,918.4 million by 30 June 2009.

The Company and its subsidiary companies (hereinafter collectively referred to as the “Group”) are mainly engaged in the coal mining and preparation, coal sales, cargo transportation by self-operated railways, road transportation, port operation, comprehensive scientific and technical service for coal mines, methanol production and sales etc.

II.	THE PREPARATION FOUNDATION OF FINANCIAL STATEMENTS

The Group has adopted the Accounting Standards for Business Enterprises (hereinafter referred to as “new CASs” or “ASBEs”) and No. 38 specific accounting standard issued by the Ministry of Finance (MOF) on 15 February 2006, and later issued application guide to the ASBE, the interpretation of ASBE and relevant regulations.

The Group takes going concern as the basis of financial statements.

III.	DECLARATION OF COMPLIANCE WITH ASBES

The financial statements of the Group have been prepared in accordance with the new ASBEs and have been presented completely and genuinely with the financial information of the Group such as its financial position, operating results and cash flows and so on. In addition, the financial statements of the Group are presented and disclosed in accordance with Information Disclosure and Presentation Rules for Companies Making Public Offering No. 15 – General Provisions on Financial Reporting (Revised 2007) issued by China Securities Regulatory Commission.

Interim Report 2009	52

YANZHOU COAL MINING COMPANY LIMITED

IV.	CHANGE OF ACCOUNTING POLICIES AND ACCOUNTING ESTIMATES

1.	Change of accounting policies

(1)	Special reserve

In accordance with Notice of the Ministry of Finance issuing Note III to Accounting Standards for Business Enterprises (Caikuai [2009] No.8), the company has to accrue for provision for production maintenance and production safety expenses, Work Safety expenses and reform and specific development fund, which were previously presented in special reserve in surplus reserves in owner’s equity, now are presented in cost of expenses and the amount that has been accrued but not used are presented in special reserve of owner’s equity. Fixed assets purchased with special reserve, which was previously presented in cost of expenses under normal depreciation method, now are presented in related assets and full amount carryover accumulated depreciation.

The accounting policies change adopted retrospective method, and the comparative financial statements of 2009 have been restated. Under the new accounting policies with retroactive method, the accumulated influence on net profit attributable to parent company at the beginning of 2008 was RMB-205.07 million, including the decrease of undistributed profit RMB184.86 million, the decrease of surplus reserves RMB1,016.16 million and increase of special reserve RMB995.95 million. Under the new accounting polices, the influence on financial statements of 2008 was decrease of undistributed profits at end of year RMB190.95 million, decrease of surplus reserves at the end of year RMB1,203.03 million, increase of special reserve at the end of year RMB1,164.28 and decrease of net profit attributable to parent company of 2008 RMB192.96 million.

(2)	Comprehensive income

In accordance with Notice of the Ministry of Finance issuing Note III to Accounting Standards for Business Enterprises (Caikuai [2009] No.8), the Company has to add the items of other comprehensive income and total of comprehensive income in earnings per share in income statement. The other comprehensive income reflected the net of unconfirmed profit and loss after income tax, and the total of comprehensive income reflected the total of enterprise net income and other comprehensive income. The other comprehensive income of the Group was RMB215.63 million and RMB147.51 million in January-June 2009 and January-June 2008, respectively. The comparative income statement has been restated under the new rules.

Interim Report 2009	53

YANZHOU COAL MINING COMPANY LIMITED

IV.	CHANGE OF ACCOUNTING POLICIES AND ACCOUNTING ESTIMATES – CONTINUED

2.	Change of accounting estimates

The fixed assets of the Group valued RMB15,940.12 million, being estimated to serve for 5-40 years, with net residual value rate of 3%. Due to the update of national safety requirements, part of the phased out production equipment can not be repaired and serve again, and gain on disposal of underground assets, part of architectures are very low or the estimating disposal expenses far exceed the gain on disposal. For these reasons, approved by the board of the Company, the Group has changed the net residual value rate of fixed assets above to 0% since 1 April 2009, that reflect the net residual value with more accuracy. Under the new accounting estimates, the influence on net profit of January-June 2009 was RMB75.80 million.

V.	SIGNIFICANT ACCOUNTING POLICIES, ACCOUNTING ESTIMATES AND PREPARATION METHODS FOR CONSOLIDATED FINANCIAL STATEMENTS

1.	Accounting period

The accounting period is from the Calendar year 1 January to 31 December.

2.	Recording currency

The recording currency of the Company is Renminbi (RMB). As the primary economic environment for overseas subsidiaries of the Company, Yancoal Australia Pty Limited and Austar Coal Mine Pty Limited are in Australia, the recording currency of the two Companies is AUD. On the conversion method from AUD to RMB, please refers to V.5.

3.	Basis of accounting and principle of measurement

The Company has adopted the accrual basis of accounting and used the historical cost convention as the principle of measurements for assets and liabilities except for tradable financial assets, available-for-sale financial assets and hedging instruments, which are measured at their fair values.

4.	Cash and cash equivalents

Cash in cash flow are cash on hand and deposits available for payment at any time. Cash equivalents in cash flow are investments which are short-term (normally become due within 3 months after purchasing date), highly liquid, readily convertible to known amounts of cash, and subject to an insignificant risk of changes in value.

Interim Report 2009	54

YANZHOU COAL MINING COMPANY LIMITED

V.	SIGNIFICANT ACCOUNTING POLICIES, ACCOUNTING ESTIMATES AND PREPARATION METHODS FOR CONSOLIDATED FINANCIAL STATEMENTS – CONTINUED

5.	Foreign currency translation

Foreign currency transactions are converted to RMB at the spot exchange rate of the day when the transaction occurs. At the balance sheet date, foreign currency monetary items are translated to RMB using the spot exchange rate of the day. Exchange differences arising are recognized in profit or loss for the current period, except for the exchange differences arising on the borrowing costs eligible for acquisition, construction or production of assets which are qualified for capitalization. Foreign currency non-monetary items measured at fair value are translated using the exchange rates at the date when the recognized fair value is determined. The differences between the amount of the recording currency before and after conversion are recognized in profit or loss or interests of shareholders as changes of fair value. Foreign currency non-monetary items measured at historical cost are translated at the spot exchange rates at the date of the transactions, and do not change the RMB amount.

Preparation of consolidated financial statements involving overseas operations, the exchange differences due to the exchange rate fluctuation should be presented in the “Translation reserve” item in shareholders’ equity in case of a net investment of overseas operations of foreign currency monetary items. The disposal of offshore operations shall be included in profit or loss for the current period.

6.	Financial assets and financial liabilities

(1)	Classification of financial assets

Upon initial recognition, financial assets are classified into the following categories: financial assets at ‘fair value through profit or loss’ (FVTPL), ‘held-to-maturity’ investments, ‘available-for-sale’ (AFS) financial assets and ‘loans and receivables’.

1)	Financial assets at FVTPL:

A financial asset is held for trading if it has been acquired principally for the purpose of selling in the short term and presented as the tradable financial assets in the balance sheet.

2)	Held-to-maturity investment

Held-to-maturity investments are non-derivative financial assets with fixed or determinable payments and fixed maturity date that the enterprise has the clear intention and ability to hold to maturity.

3)	Receivables:

Non-derivative financial assets with fixed or determinable payments are not quoted in an active market, including notes receivables, accounts receivables, interest receivables, dividend receivables and other receivables.

Interim Report 2009	55

YANZHOU COAL MINING COMPANY LIMITED

V.	SIGNIFICANT ACCOUNTING POLICIES, ACCOUNTING ESTIMATES AND PREPARATION METHODS FOR CONSOLIDATED FINANCIAL STATEMENTS – CONTINUED

6.	Financial assets and financial liabilities – continued

(1)	Classification of financial assets – continued

4)	AFS financial assets

AFS financial assets are those non-derivative financial assets that are designated as available for sale or are not classified as (1) financial assets at FVTPL, (2) loans and receivables, or (3) held-to-maturity investments.

(2)	Recognition and measurement of financial assets

Financial assets are initially measured at fair value. Transaction costs that are directly attributable to the acquisition or issue of financial assets and financial liabilities (other than financial assets at fair value through profit or loss) are added to or deducted from the fair value of the financial assets, as appropriate, on initial recognition. Transaction costs directly attributable to the acquisition of financial assets at fair value through profit or loss are recognized directly in profit or loss. Financial assets are no longer recognised when the rights to receive cash flows from the assets expire or, the financial assets are transferred and the Group has transferred substantially all the risks and rewards of ownership of the financial assets.

Financial assets and AFS financial assets at FVTPL are subsequently measured at fair value. The receivables and held-to-maturity investments are carried at the amortized cost using the effective interest rate method.

Changes in fair value of financial assets at FVTPL are included in profit or loss for the period at fair value. The received interest during the period holding assets shall be recognized as investment income. On disposing of it, the difference between fair value and initial accounting value shall be recognized as in profit or loss statements on investment, and the profit or loss at the fair value is also adjusted accordingly.

The changes in fair value of AFS financial assets are recorded in the shareholder’s equity. The interest calculated by actual interest rate during the period holding assets shall be recognized as investment income. The cash dividends on investments in an available-for-sale equity instrument shall be recorded into the investment income when cash dividends are declared and issued by the investee. On disposing it, the difference after changing the fair value accumulated amount from the amount received and the carrying amount deducting the original shareholder’s equity shall be recorded into the investment profit and loss.

Interim Report 2009	56

YANZHOU COAL MINING COMPANY LIMITED

V.	SIGNIFICANT ACCOUNTING POLICIES, ACCOUNTING ESTIMATES AND PREPARATION METHODS FOR CONSOLIDATED FINANCIAL STATEMENTS – CONTINUED

6.	Financial assets and financial liabilities – continued

(3)	Impairment of financial assets

The Company estimates the carrying amount of a financial asset at the balance sheet date (other than those at FVTPL). If there is objective evidence that the financial asset is impaired, the Company shall determine to accrue the amount of any impairment loss.

If the fair value of an AFS financial asset declines substantially or non-temporarily, the accumulated loss arising from this decline that had been recognized directly in shareholders’ equity shall be recognized in the profit or loss statement. After an impairment loss has been recognized on an AFS financial asset, if the fair value of the financial asset increases in a subsequent period and the increase can be objectively related to an event occurring after the impairment loss was recognized, the impairment loss shall be reversed, with the amount of the reversal of AFS debt instrument recognized in profit or loss.

The impairment losses are not reversed if investments in equity instrument that is not quoted in an active market whose fair value cannot be measured reliably.

(4)	Financial liabilities

Upon initial recognition, financial liabilities are classified as either financial liabilities ‘at fair value through profit or loss’ (FVTPL) or ‘other financial liabilities’.

Financial liabilities are classified as at FVTPL where the financial liability is either held for trading or it is designated as at FVTPL. Financial liabilities at FVTPL are subsequently measured at fair value, with gains or losses arising from changes in fair value as well as dividends and interest income related to such financial liabilities recognized in profit or loss for the period.

Other financial liabilities are subsequently measured at unamortized cost using the effective interest method.

Interim Report 2009	57

YANZHOU COAL MINING COMPANY LIMITED

V.	SIGNIFICANT ACCOUNTING POLICIES, ACCOUNTING ESTIMATES AND PREPARATION METHODS FOR CONSOLIDATED FINANCIAL STATEMENTS – CONTINUED

6.	Financial assets and financial liabilities – continued

(5)	Hedging

Hedging is a derivative instrument used for avoiding exchange risk and interest rate risk, which comprises of fair value hedging, cash flow hedging and net overseas investment hedging. Hedging instruments meet following conditions shall adopt hedging accounting method:

(i) When hedging begins, the Group officially designates hedging relationship and issues official documents on hedging relationship, risk management objectives and hedging strategy; (ii) the hedging expectation is highly effective and is in line with the original risk management strategy of the Group; (iii) as for cash flow hedging, the expected transaction will most probably occur, which must make the Company exposed to the cash flow change risk that eventually affect profit and loss; (iv) hedging effectiveness can be reliably measured; and (v) the Company continuously carry out the assessment of the hedging effectiveness, and make sure the hedging with valid elevation within accounting period designated in hedging relationship.

When fair value hedging meets above conditions, gains or losses arising from the changes of fair value will be presented in current profit and loss. As for cash flow hedging meets above conditions, the valid part of gains or losses arising from hedging recorded in capital reserves; meanwhile the invalid part will be presented in current profit and loss. For expected trading hedging that makes the Company confirm as financial assets or financial liability, profit or loss which was recorded in capital reserves shall be transferred in to current profit and loss within the period of the financial assets or financial liability which imposes influence on the Company’s profit and loss. For expected trading hedging that makes the Company confirm as non-financial assets or non-financial liability, profit or loss which was recorded in capital reserves presented in original confirmed amount of the non-financial assets or non-financial liability. For other fair value hedging and cash flow hedging which do not meet the above conditions, their fair value changes shall be presented in current profit and loss.

Interim Report 2009	58

YANZHOU COAL MINING COMPANY LIMITED

V.	SIGNIFICANT ACCOUNTING POLICIES, ACCOUNTING ESTIMATES AND PREPARATION METHODS FOR CONSOLIDATED FINANCIAL STATEMENTS – CONTINUED

7.	Accounting method for bad debt provisions of the receivables

The receivables with individual amount of over a certain standard are considered as the significant receivables. If there is objective evidence that all receivables can not be recovered in accordance with the former stipulations, the impairment shall be assessed separately based on the difference between current value of future cash flow and the carrying amount, and the Company shall be determined to accrue the bad debt provisions.

The insignificant receivables shall be classified into several combinations based on credit risk characteristics together with significant receivables without impairment after separate assessment. According to the actual loss rate of the same or similar receivables combinations that has similar credit risk characteristics, the proportion of accrued bad debts provisions in each combination is determined with the current situations. Consequently, the bad debts provisions of the year shall be calculated out. If there is defined evidence for the receivables not to or not likely to be received, the receivables with the accounting period exceeding three years are classified into special assets portfolio and accrued bad debts provisions in full amount.

The percentage of bad debt provision is as followings according to accounting aging:

Accounting aging	Accrual percentage
within 1 year	4%
1-2 years	30%
2-3 years	50%
over 3 years	100%

8.	Inventories

(1)	the classification of inventories: The inventories include the raw materials, the finished goods, and so on.

(2)	the pricing method of receiving and issuing inventories: The Company adopts a perpetual inventory system to calculate its inventory, using the actual cost pricing for procurement and inventories, and weighted average approach for consumptions and sales of the raw materials and the finished goods.

(3)	pricing principles of the end-of-period inventories, recognition standard and accrual method for inventories impairment provision: The end-of-period inventories are measured at the lower one between the cost and the convertible net value. At the end of the period, if the inventories are damaged, become partially or completely obsolete or sold at price lower than cost, unrecoverable cost shall be estimated and recognized as a provision for decline in value on the basis of complete inventories check. The excess of cost over the convertible net value is generally recognized as provision for decline in value of inventories on a separate inventory item.

Interim Report 2009	59

YANZHOU COAL MINING COMPANY LIMITED

V.	SIGNIFICANT ACCOUNTING POLICIES, ACCOUNTING ESTIMATES AND PREPARATION METHODS FOR CONSOLIDATED FINANCIAL STATEMENTS – CONTINUED

8.	Inventories – continued

(4)	The convertible net value is the estimated selling price in the ordinary course of business minus the estimated completion costs and the estimated sales expenses and the relevant taxes and expenses. To recognize the convertible net value of the inventories needs to consider the purpose to hold the inventories and the effects of the events occurred after the balance sheet date based on the defined available evidence.

9.	Long-term equity investments

(1)	Initial measurement of long-term equity investments

For a business combination involving enterprise under common control, the initial investment cost of the long-term equity investment is the carrying amount of the owner’s equity of the party being absorbed at the combination date. For a business combination not involving enterprises under common control, the initial investment cost of the long-term equity investment acquired is the aggregate of the fair value, at the acquisition date, of the acquiree’s identifiable assets, liabilities and contingent liabilities acquired. For a long-term equity investment acquired by cash payment, the initial investment cost shall be the actual purchase price that has been paid. Initial investment cost also includes those costs, taxes and other necessary expenditures directly attributable to the acquisition of the long-term equity investment. For a long-term equity investment acquired by the issue of equity securities, the initial investment cost shall be the fair value of the securities issued. A long-term equity investment invested by investors, the initial investment cost use the values described in investment contract or agreement. For a long-term equity investment acquired by debts re-organization or non-currency assets transaction, the initial investment cost shall be recognized in accordance with relevant accounting standards.

(2)	Subsequent measurement of long-term equity investments

The cost method is applied in calculating the subsidiaries investment, equity method used in adjusting the consolidated financial statements. If the Company does not have joint control or significant influence over the investee, the investment is not quoted in an active market and its fair value cannot be reliably measured, a long-term equity investment shall be calculated using the cost method. If the Company does not have control, joint control or significant influence over the investee and the fair value of the long-term equity investment can be reliably measured, the investment shall be calculated as an available-for-sale financial asset.

Interim Report 2009	60

YANZHOU COAL MINING COMPANY LIMITED

V.	SIGNIFICANT ACCOUNTING POLICIES, ACCOUNTING ESTIMATES AND PREPARATION METHODS FOR CONSOLIDATED FINANCIAL STATEMENTS – CONTINUED

10.	Fixed assets

(1)	Recognition of fixed assets: Fixed assets are tangible assets that are held for production or operation, and have a service life more than one accounting year.

(2)	Category of fixed assets: Buildings, coal mine buildings, ground buildings, railway structure, harbour works and craft, plant, machinery and equipment, transportation equipment etc.

(3)	Measurement of fixed assets: The fixed assets shall be initially measured at actual cost of acquisition considering the effect of any expected costs of disposing the asset. Among these, the costs of outsourcing fixed assets include duties and expenses such as purchasing cost, VAT, import tariff, other expenses incurred to ensure estimated usage of the fixed assets that can be directly included in the assets. The costs to build the fixed assets include necessary expenses incurred to ensure the usage status of the assets. The accounting value of the fixed assets invested by the investors shall be accordance with the values specified in the investment contract or agreement, while for not fair value specified in the contract or agreement, shall be regarded as fair value in accounting value.

(4)	Depreciation approach of fixed assets: The depreciation is provided to all fixed assets except those that have already accrued depreciation and lands category. The mining structures are depreciated using the estimated production capacity method, and other fixed assets using the average service life method, calculating depreciation rate by month and record it into the current cost or expenses of relevant assets according to their various purposes. The Group’s estimated residual value for fixed assets is 0-3%, the estimated residual rate; useful life and annual depreciation rate of each category of fixed assets using the composite life method are as follows:

Category	Useful life (years)	Estimated residual value rate (%)	Annual depreciation rate (%)
House Buildings	15-30 years	0.00%-3.00%	3.23-6.67%
Ground buildings	15-25 years	0.00%-3.00%	3.88-6.67%
Port works and vessels	40 years	0.00%	2.50%
Plant, machinery and equipment	4-15 years	0.00%-3.00%	6.47-25.00%
Transportation equipment (Note)	6-18 years	0.00%-3.00%	5.39-16.67%

Interim Report 2009	61

YANZHOU COAL MINING COMPANY LIMITED

V.	SIGNIFICANT ACCOUNTING POLICIES, ACCOUNTING ESTIMATES AND PREPARATION METHODS FOR CONSOLIDATED FINANCIAL STATEMENTS – CONTINUED

10.	Fixed assets – continued

(4) – continued

The vessels of Shandong Yancoal Shipping Co., Ltd. are depreciated over 18 years. All the other transportation equipments are depreciated over 6 to 9 years.

The mining structures are depreciated using production volume method at a estimated amount per tonne of raw coal mined according to its designing production volume.

Land category only refers to that of Australian Southland Coal Mine and no depreciation is provided for as Austar enjoys the permanent ownership.

(5)	Treatment of subsequent costs incurred on fixed assets The subsequent costs incurred on fixed assets mainly include expenses for repair, renovation and improvement, which shall be recognized as addition to the asset provided economic benefits associated with the item will flow to the Company and the cost could be reliably measured. For the replaced parts, carrying value shall not be recognized and other subsequent costs incurred shall be recognized in the gain and loss in the period.

(6)	The Company shall review the useful life and estimated net residual value of a fixed asset and the depreciation method applied at least at each financial year-end. A change in the useful life or estimated net residual value of a fixed asset or depreciation method used shall be treated as a change in an accounting estimate.

(7)	Fixed assets that can not bring economic returns after treatment or are not expected to bring economic returns after use or treatment shall be no longer recognized. When a fixed asset is sold, transferred, scraped or damaged, the enterprise shall recognize the amount of any proceeds on disposal of the asset net of the carrying value and related taxes in profit or loss for the current period.

Interim Report 2009	62

YANZHOU COAL MINING COMPANY LIMITED

V.	SIGNIFICANT ACCOUNTING POLICIES, ACCOUNTING ESTIMATES AND PREPARATION METHODS FOR CONSOLIDATED FINANCIAL STATEMENTS – CONTINUED

11.	Fixed assets under construction

(1)	the pricing approach of the fixed assets under construction: To be measured at the actual costs incurred for the construction. The self-operated construction is recorded at all cost of direct materials, direct salary, and direct construction expenditures etc. And the contracting construction is recorded at the payable construction cost and so on. The equipment installation cost is measured at value of the installed equipment, installation cost, all expenses incurred for project test-run. The cost of fixed assets under construction includes capitalized borrowing costs, gain and loss from currency exchange.

(2)	Standard and time of transfer from the fixed assets under construction to the fixed assets: The fixed assets under construction shall be transferred to the fixed assets from the date of starting its estimated usable condition based on their construction budget, construction pricing or project actual cost and so on, and its depreciation will begin from the next month. The difference of the fixed assets original values shall be adjusted upon the resolution procedures of the project completion.

12.	Borrowing costs

(1)	Borrowing costs incurred that are directly attributable to the acquisition, construction or production of a qualifying asset shall be capitalized as part of the cost of that assets. The actual amounts of ancillary costs incurred shall be recognized as an expense in the period in which they are incurred. Qualifying assets are assets (fixed assets, investment property, inventories, etc) that necessarily take a substantial period of time (normally over one year) for acquisition, construction or production to get ready for their intended use or sale.

(2)	capitalization of borrowings cost: Borrowing costs that are directly attributable to the acquisition, construction or production of a qualifying asset (that necessarily take a substantial period of time for acquisition, construction or production go get ready for their intended use or sale), when expenditures for the asset and borrowing costs are being incurred, activities relating to the acquisition, construction or production of the asset that are necessary to prepare the asset for its intended use or sale have commenced shall be capitalized, capitalization of borrowing costs shall be suspended during periods in which the acquisition, construction or production of a qualifying asset is interrupted abnormally, when the interruption is for a continuous period of more than 3 months and borrowings cost of that assets discontinue the capitalization when acquired and constructed production is available for use.

Interim Report 2009	63

YANZHOU COAL MINING COMPANY LIMITED

V.	SIGNIFICANT ACCOUNTING POLICIES, ACCOUNTING ESTIMATES AND PREPARATION METHODS FOR CONSOLIDATED FINANCIAL STATEMENTS – CONTINUED

12.	Borrowing costs – continued

(3)	Calculation approach for capitalized borrowing costs: Where funds are borrowed under a specific-purpose borrowing for the acquisition, construction or production of a qualifying asset, the amount of interest to be capitalized shall be the actual interest expense incurred on that borrowing for the period less any bank interest earned from depositing the borrowed funds before being used on the asset or any investment income on the temporary investment of those funds. Where funds are borrowed under general-purpose borrowings and are utilized for the acquisition, construction or production of a qualifying asset, an enterprise shall determine the amount of interest to be capitalized on such borrowings by applying a capitalization rate to the weighted average of the excess amounts of cumulative expenditures on the asset over and above the amounts of specific-purpose borrowings. The capitalization rate shall be the weighted average of the interest rates applicable to the general-purpose borrowings.

13.	Intangible assets

(1)	The pricing method of intangible assets: The intangible assets of the Group include mainly the land use rights and the mining rights etc. For purchased intangible assets, actual paid cost and other relevant expenses are used as the actual cost. For intangible assets invested by investors, the actual cost is determined according to the values specified in the investment contract or agreement, while for the unfair agreed value in contract or agreement, the actual cost is determined at the fair value.

(2)	Amortization and term of the intangible assets: The land use rights and the mining rights are evenly amortized over transferred term since the rights are obtained. The amortized amounts shall be included in the cost of related assets or profit or loss for the period in which they are incurred based on the beneficiary objects.

(3)	For an intangible asset with a finite useful life, the Company shall review the useful life and the amortization method applied at each financial year-end. A change in the useful life or amortization method used shall be accounted for as a change in an accounting estimate. For an intangible asset with an indefinite useful life, the Company shall reassess the useful life of the asset in each accounting period. If there is evidence indicating that the useful life of that intangible asset is finite, the Company shall estimate the useful life of that asset and apply the accounting requirements of the Standard accordingly.

14.	Long-term deferred expenses

Long-term deferred expenses are various expenditures incurred but that should be allocated over the current and future periods of more than one year. Long-term deferred expenses are evenly amortized over the respective beneficial period.

Interim Report 2009	64

YANZHOU COAL MINING COMPANY LIMITED

V.	SIGNIFICANT ACCOUNTING POLICIES, ACCOUNTING ESTIMATES AND PREPARATION METHODS FOR CONSOLIDATED FINANCIAL STATEMENTS – CONTINUED

15.	Impairment of non-financial assets

The Company assesses at each balance sheet date whether there is any indication that the long-term equity investments measured by equity method, investment property, fixed assets, and construction in progress and intangible assets with finite useful life may be impaired. If there is objective evidence that one or more events that occurred after the initial recognition of the asset and that event has an impact on the estimated future cash flows of the financial asset which can be reliably estimated, a financial asset is impaired. Goodwill arising in a business combination and an intangible asset with an indefinite useful life shall be tested for impairment annually, irrespective of whether there is any indication that the asset may be impaired. For the purpose of impairment assessment, goodwill shall be considered together with the related asset groups or sets of asset group allocated with goodwill should be assessed for impairment at each financial year-end.

If the recoverable amount of the asset groups or set of asset groups is less than the book value, the difference will be recognized as impairment loss and once an impairment loss is recognized, it shall not be reversed in a subsequent period. The recoverable amount of an asset is the higher of its fair value cost of disposal and the present value of the future cash flows expected to be derived from the asset costs of disposal.

The signs of impairment are as follows:

(1)	The current market price of an asset substantially declines, exceeding obviously the expected decline caused by time changes or normal application.

(2)	The current or future significant changes in the economic, technical or legal environment of the enterprise and in the market of an asset shall have adverse impacts on the enterprise.

(3)	The improved market rate or other return on investment in the period shall have an effect on the discount rate used by enterprise to calculate estimated cash flow present value, leading to substantial decline in recoverable amount of assets.

(4)	There is evidence to demonstrate that the assets have already gone absolute or its entity has already been damaged.

(5)	the assets have already been or will be left unused, or will stop using, or are under the plan to be disposed in advance.

(6)	the evidences of internal reports demonstrate that economic returns of assets have already been lower or will be lower than expectations, for example, net cash flow created by assets or operating profit (or loss) realized by assets are much lower (or higher) than expected amounts.

(7)	Other signs to indicate that assets value have already been impaired.

Interim Report 2009	65

YANZHOU COAL MINING COMPANY LIMITED

V.	SIGNIFICANT ACCOUNTING POLICIES, ACCOUNTING ESTIMATES AND PREPARATION METHODS FOR CONSOLIDATED FINANCIAL STATEMENTS – CONTINUED

16.	Goodwill

Goodwill means equity investment cost or the differences between the merger costs and the shareholder’s equity book value of the combined party under the corporate merger not under the same control.

Goodwill related to subsidiaries shall be presented alone in consolidated financial statements, to joint ventures or associated companies shall be included in the book value of long-term equity investment.

Impairment test shall be conducted at least once for goodwill separately listed in the financial statements at every year. For the purpose of impairment testing, the carrying amount of goodwill shall be allocated on a reasonable basis to each of the related asset groups or related sets of asset groups based on the synergistic effects of business combination.

17.	Employee benefits

(1)	Employee benefits

Mainly include salary, bonus, allowance and subsidy, employee welfare expenses, social insurance cost, public accumulation fund for housing construction, labour union expenditures, employee education funds and other expenses associated with service rendered by employees.

In the accounting period in which an employee has rendered service to the company, the company shall recognize the employee benefits payable for that service as a liability, and recorded into related assets or current profit or loss in accordance with the objects that benefited from the service rendered by employees. Any compensation liability arising from the termination of employment relationship with employees should be charged to the profit or loss for the current period.

The internal retirement scheme for the Group’s Employees adopts the same principles with the above-mentioned official retirement benefit. During the period, from the date at which the employees stop the provision of services to the official retirement date, the salaries and social insurance premiums payable of the internal retirement shall be discounted according to the total amount and accounted into current profit and loss.

Interim Report 2009	66

YANZHOU COAL MINING COMPANY LIMITED

V.	SIGNIFICANT ACCOUNTING POLICIES, ACCOUNTING ESTIMATES AND PREPARATION METHODS FOR CONSOLIDATED FINANCIAL STATEMENTS – CONTINUED

18.	Estimated liability

(1)	The recognition principles of the estimated liability: the Company recognizes it as a provision when an obligation related to an contingency such as the external guarantee, pending litigation or arbitration, product quality warranty, downsizing scheme, loss contract, restructuring obligation and so on satisfy all of the following conditions:

1)	The obligation is a present obligation of the Company;

2)	It is probable that an outflow of economic benefits from the Company will be required to settle the obligation;

3)	The amount of the obligation can be measured reliably.

(2)	The measurement approaches of the estimated liability: the estimated liability is primarily measured according to the estimated optimal value paid to implement the relevant present obligations considering the factors such as the risks, uncertainties and currency time values related to the contingencies. If the currency time value has major effects, the estimated optimal value is determined after the discounting of the relevant future cash flow. If any change happens to the estimated optimal value during reviewing the carrying amount of the estimated liabilities on the balance sheet date, the adjustment will be made to the carrying amount to reflect the current estimated optimal value.

19.	Coal industry special reserves

(1)	Provision for production maintenance and production safety expenses

Pursuant to the rules and regulations jointly issued by Ministry of Finance, State Administration of Coal Mine Safety and related government authorities in PRC, the Company has to accrue for production maintenance expenses (Wei Jian Fei) at RMB6 per ton of raw coal mined, which is used to maintain production and technical improvement of coal mines. The Company also accrues for production safety expenses at RMB8 per ton raw coal mined (standards for the Company’s subsidiary Shanxi Heshun Tianchi Energy Company Limited is RMB15 per ton raw coal mined) and is used for purchase of coal production equipment and safety expense of coal mining structure.

Interim Report 2009	67

YANZHOU COAL MINING COMPANY LIMITED

V.	SIGNIFICANT ACCOUNTING POLICIES, ACCOUNTING ESTIMATES AND PREPARATION METHODS FOR CONSOLIDATED FINANCIAL STATEMENTS – CONTINUED

19.	Coal industry special reserves – continued

(1)	Provision for production maintenance and production safety expenses – continued

In accordance with the regulations of “Interim Measures for Financial Management on Safe Production Cost of High-risk Industries And Enterprises (CAIQI[2006]No.478)” of the State Administration of Work Safety, as one of the subsidiaries of the Group, Hua Ju Energy has a commitment to incur Work Safety Cost at the rate of: 4% of the sales income for the year below RMB10 million; 2% of the actual sales income for the year between 10 million and 100 million (included); 0.5% of the actual sales income for the year between RMB10,000 million and RMB100,000 million (included); 0.5% of the actual sales income for the year above RMB1 billion.

The above-mentioned provision shall be listed in the cost and expenses, and the unutilized Work Safety Cost shall be listed in the account item “Special reserves” separately.

(2)	Specific development fund

Pursuant to “Notice of setting up reform and specific Development Fund for provincial key coal corporations” Lucaiqi [2004] No.28, which was jointly issued by Shandong Province Finance Bureau, State-owned Assets Supervision and Administration Commission of Shandong Provincial Government, Shandong Province Coal Mine Industry Bureau, Reform and Specific Development Fund is accrued at RMB5.00 per tonne of raw coal mined from 1 July 2004 and is used for related expenditures on new mine construction.

Pursuant to “Notice of calling off reform and specific Development Fund for provincial key coal corporations” Lucaiqi [2004] No.44, which was jointly issued by Shandong Province Finance Bureau, State-owned Assets Supervision and Administration Commission of Shandong Provincial Government, Shandong Province Coal Mine Industry Bureau, Reform and Specific Development Fund is called off accruals to the Company since 1 January 2008.

(3)	Shanxi coal mines switching to other business development fund

Pursuant to Shanxi Coal Mine Switching to Other Business Development Fund Provision and Use Management Methods (Pilot) (Jinzhengfa [2007] No.40), since 1 May 2008, the subsidiary Shanxi Heshun Tianchi Energy Co., Ltd. accrues RMB5 per ton ROM for Coal Mine Switching to Other Business Development Fund.

Interim Report 2009	68

YANZHOU COAL MINING COMPANY LIMITED

V.	SIGNIFICANT ACCOUNTING POLICIES, ACCOUNTING ESTIMATES AND PREPARATION METHODS FOR CONSOLIDATED FINANCIAL STATEMENTS – CONTINUED

19.	Coal industry special reserves – continued

(4)	Shanxi environment management guarantee deposit

Pursuant to Notice of Provision and Use Management Method of Shanxi Coal Mine Environment Rehabilitation Management Guarantee Deposit (Pilot) (Jinzhengfa [2007] No.41) issued by Shanxi Provincial People’s Government, the subsidiary Shanxi Heshun Tianchi Energy Co., Ltd. accrues RMB10 per ton ROM for the Environment Rehabilitation Management Guarantee Deposit since 1 May 2008. The provision and use of the deposit will abide by the following principals of “owned enterprises, used only for special purpose, saved in special account and supervised by government”.

20.	Revenue recognition

The business revenues are generated mainly from sales of goods, rendering of services and alienating the right to use assets. The revenue is recognized when the Company has received the economic benefits associated with the transaction, and relevant amount of revenue can be reliably measured and meets the recognition standards of special revenue.

(1)	Revenue from sales of goods:

Revenue is recognized when the Company has transferred to the buyer the significant risks and rewards of ownership of the goods, retains neither continuing managerial involvement to the degree usually associated with ownership nor effective control over the goods sold, will receive the economic benefits associated with the transaction, and can reliably measure the relevant amount of revenue and costs.

(2)	Revenue from rendering of services:

When the provision of services is started and completed within the same accounting year, revenue is recognized at the time of completion of the services. When the provision of services is started and completed in different accounting years and the outcome of a transaction involving the rendering of services can be estimated reliably, revenue is recognized at the balance sheet date by the use of the percentage of completion method.

(3)	Revenue from alienating the right to use assets

The revenue is recognized when the Company has received the economic benefits associated with the transaction, and can reliably measure the relevant amount of revenue.

1)	Interest income is measured based on the length of time for which the Company’s cash is used by others and the applicable interest rate.

2)	Business lease income is recognized by the straight-line methods in the leasing period.

Interim Report 2009	69

YANZHOU COAL MINING COMPANY LIMITED

V.	SIGNIFICANT ACCOUNTING POLICIES, ACCOUNTING ESTIMATES AND PREPARATION METHODS FOR CONSOLIDATED FINANCIAL STATEMENTS – CONTINUED

21.	Leases

The lease engaged by the Company is the operating lease and is a lease that does not transfer substantially all the risks and rewards incident to ownership of an asset. Lease payments under operating leases are recorded into an expense in the income statement on a straight-line basis over the lease term.

22.	Deferred income tax assets and liabilities

The deferred income tax assets and liabilities are recognized based on the differences arising from the difference between the carrying amount of an asset or liability and its tax base (temporary differences). For any deductible loss or tax deduction that can be deducted the amount of the taxable income the next year according to the taxation regulations, the corresponding deferred income tax asset shall be determined considering the temporary difference. On the balance sheet date, the deferred income assets and deferred income tax liabilities shall be measured at the tax rate applicable to the period during which the assets are expected to be recovered or the liabilities are expected to be settled.

An enterprise shall recognize the deferred income tax liability arising from a deductible temporary difference to the extent of the amount of the taxable income which it is most likely to obtain and which can be deducted from the deductible temporary difference. For the recognized deferred income tax asset, if it is unlikely to obtain sufficient taxable income to offset against the benefit of the deferred income tax asset, the carrying amount of the deferred income tax assets shall be written down. Any such write-down should be subsequently reversed where it becomes probable that sufficient taxable income will be available.

23.	Accounting calculation of the income tax

The accounting calculation of the income tax adopts the balance sheet liabilities approach. The income taxes include the current and deferred income tax. The current income tax and deferred income tax expenses and earnings are recorded into the current profit and loss, except those related to the transactions and events are recorded directly into the shareholder’s equity and the deferred income tax is adjusted into the carrying amount of goodwill arising from the business combination.

The current income tax expense is the income tax payable, that is, the amount of the current transactions and events calculated according to the taxation regulations paid to the taxation authorities by the enterprises. The deferred income tax is the difference between the due amounts of the deferred income tax assets and liabilities to be recognized according to the balance sheet liabilities approach in the period end and the amount recognized originally.

Interim Report 2009	70

YANZHOU COAL MINING COMPANY LIMITED

V.	SIGNIFICANT ACCOUNTING POLICIES, ACCOUNTING ESTIMATES AND PREPARATION METHODS FOR CONSOLIDATED FINANCIAL STATEMENTS – CONTINUED

24.	Business combinations

A business combination is a transaction or event that brings together of separate enterprises into one reporting entity. The Company recognizes the assets and liabilities arising from the business combinations at the combinations date or acquisition date. Combinations date or acquisition date is the date on which the absorbing party effectively obtains control of the party being absorbed.

(1)	Business combinations involving enterprises under common control: Assets and liabilities that are obtained by the absorbing party in a business combination are measured at their carrying amounts at the combination date as recorded by the party being absorbed. The difference between the carrying amount of the net assets obtained and the carrying amount of the consideration paid for the combination is adjustment to capital reserve. If the capital reserve is not sufficient to absorb the difference, any excess shall be adjusted against retained earnings.

(2)	Business combinations not Involving enterprises under common control: The cost of combination for a business combination not involving enterprises under common control is the aggregate of the fair values, at the acquisition date, of the assets given, liabilities incurred or assumed, and equity securities issued by the acquirer. Where the cost of a business combination exceeds the acquirer’s interest in the fair value of the acquiree’s identifiable assets, liabilities and contingent liabilities acquired, the difference shall be recognized as goodwill. Where the cost of combination is less than the acquiree’s interest in the fair value of the acquiree’s identified assets, liabilities and contingent liabilities acquired, after the reviewing, the acquirer shall recognize the remaining difference immediately in profit or loss for the current period.

25.	Segment reporting

For the purpose of the internal organizational structure, management requirements, the internal reporting system, the Group organizes business segments, which are integral parts to the company and meet the following requirements at the same time:

(1)	this integral part has income and cost incurred in daily operating activities

(2)	The Group’s management can evaluate the operating results of this integral part periodically, and then determine the allocation of resources and evaluate its performance;

(3)	The Group can get the relevant accounting information, such as financial position, operating results and cash flows etc, from this integral part.

Interim Report 2009	71

YANZHOU COAL MINING COMPANY LIMITED

V.	SIGNIFICANT ACCOUNTING POLICIES, ACCOUNTING ESTIMATES AND PREPARATION METHODS FOR CONSOLIDATED FINANCIAL STATEMENTS – CONTINUED

26.	Fair values recognition of the financial instruments

If there are financial instruments of the active market, their fair values are determined by the preceding prices, and if not, the fair values are determined by adopting the estimation techniques, including to consult the latest prices in the marketing transaction by the parties who are familiar with the market and under the volunteer transaction, to consult the current fair values of the other identified financial assets, discounted cash flow techniques and options pricing modes and so on. To adopt the estimation techniques needs to apply the market parameters as many as possible instead of the relevant specified parameters of the Company.

27.	Preparation methods for consolidated financial statements

(1)	The consolidated scope recognition principles: the Company takes the subsidiaries owning the actual controlling power and the main bodies for the special purpose into the scope of the consolidated financial statements.

(2)	The accounting methods introduced in the consolidated financial statements: The consolidated financial statements are prepared pursuant to Enterprises accounting criteria No.33 – consolidated financial statements and relevant provisions. All major inter-segment transactions, balances, income and expenses in the consolidation scope are eliminated in full on consolidation. Shareholder’s equity in the net assets of consolidated subsidiaries is identified separately from the Group’s equity therein.

If any conflicts between the accounting policies or the accounting period introduced in the subsidiaries and those of the Company, the necessary adjustment shall be made to the financial statements of the subsidiaries according to the accounting policies or the accounting period in the Company during the preparation of the consolidated financial statements.

For those subsidiaries acquired not under common control, some few financial statements are adjusted based on the fair values of the identifiable net assets after the acquisition date in preparing consolidated financial statements. For those subsidiaries acquired under common control, which are considered to be existed at the opening of the consolidation period, the assets, liabilities, the operating results and cash flows from the opening of the consolidation period are presented in the consolidated financial statement according to the original carrying amounts.

Interim Report 2009	72

YANZHOU COAL MINING COMPANY LIMITED

V.	SIGNIFICANT ACCOUNTING POLICIES, ACCOUNTING ESTIMATES AND PREPARATION METHODS FOR CONSOLIDATED FINANCIAL STATEMENTS – CONTINUED

28.	Significant accounting policies and accounting estimates

When use the above mentioned accounting policies and accounting estimate, because of the uncertainty of operation, the Company needs to apply the judgments, estimates and assumptions to book value of inaccurate measured items, which was made on the basis of experiences of the management and consideration of other related factors. However, the actual conditions are possibly different from the estimates.

The Company makes regulatory check on above mentioned judgments, estimates and assumptions. The Company confirms the influences of the accounting modifications in the current and future of the modification time, dependently.

On balance sheet date, the key assumptions and the uncertainties leading to the possible major adjustments for the carrying amounts of the assets, liabilities in the future are as follows:

(1)	Depreciation of mining structures

The mining structures are depreciated using the estimated production volume method. The production is the production estimated according to the design of the coal well constructions. The authorities estimate the remaining years usable of the assets depreciated and the production of the coal wells.

(2)	Mining rights

Mining rights are amortized on a straight line basis over the shorter of the contractual period and their useful lives. The useful lives are estimated based on the total proven and probable reserves of coal mine. The management exercises subjective judgments involved in developing information about the total proven and probable reserves of coal mine. Proved and probable coal reserve estimates are updated at regular basis and have taken into account of recent production and technical information about each mine.

(3)	Land subsidence, restoration, rehabilitation and environmental costs

One consequence of coal mining is land subsidence caused by the resettlement of the land above the underground mining sites. Depending on the circumstances, the Group may relocate inhabitants from the land above the underground mining sites prior to mining those sites or the Group may compensate the inhabitants for losses or damages from land subsidence after the underground sites have been mined. An estimate of such costs is recognized in the period in which the obligation is identified and is charged as an expense in proportion to the coal extracted.

Interim Report 2009	73

YANZHOU COAL MINING COMPANY LIMITED

V.	SIGNIFICANT ACCOUNTING POLICIES, ACCOUNTING ESTIMATES AND PREPARATION METHODS FOR CONSOLIDATED FINANCIAL STATEMENTS – CONTINUED

28.	Significant accounting policies and accounting estimates – continued

(4)	Estimated impairment of fixed assets

When there are material changes of economic, technical or legal environment of the operation or there are great changes of market where the assets are located in the current period or in near future, or internal report showing assets performance is lower or likely to be lower than anticipation, reflecting in assets book value is not be able to recover, then the Company will make a double-check on the assets to see whether there are any impairments of fixed assets. When the asset-related future operating cash flows are less than the book value of the related assets, and thus there is a difference between the asset’s book value and recoverable value, then the Company will accrue the amount for the impairment loss. In estimating the recoverable value, the management has taken into account the expected service life of assets, discount of future operating net cash flow and disposal cost which are internally audited.

VI.	TAXES

The major tax categories and tax rate applicable to the Group are as follows:

1.	Income tax

Income tax is calculated at 25% of the total assessable income of the companies of the Group that registered in PRC.

Income tax for Yancoal Australia Pty Limited and Austar Coal Mine Pty Limited is calculated at 30% of the total assessable income of the company.

2.	Value added tax

The value added tax is applicable to the product sales income of the Group. The value added tax on coal sales and other products is paid at 17% of the corresponding revenue, except for the value added tax on revenue from heating supply is calculated at 13%. The value added tax payable on purchase of raw materials and so on can offsets the tax payable on sales at the tax rate of 17%, 13%, 7%, 3%. The value added tax payable is the balance between current tax payable on purchase and current tax payable on sales.

Pursuant to State Council Regulation No. 538 “PRC Value Added Tax Temporary Statute” (Revised), the Group tax rate of revenue from sales of coal product has been altered to be 17% from 1 January 2009. Meanwhile, value added tax paid for the purchase of machinery and equipments can offset the tax payable on sales.

Interim Report 2009	74

YANZHOU COAL MINING COMPANY LIMITED

VI.	TAXES – CONTINUED

2.	Value added tax – continued

Pursuant to the Document (Caishui [2006] No. 139) which was jointly issued by the Ministry of Finance and the State Administration of Taxation, the coal product export refund tax preferential was cancelled and the value added tax export refund rate was 0%.

As the approval of “Jiguoshuizi [2009] No. 1 of Jining Municipal Office, State Administration of Taxation, P. R. China”, Hua Ju Energy, as one of subsidiaries of the Company, can enjoy the preferential policy that VAT on electricity and heat production shall be returned 50% instantly.

3.	Business tax

Business tax is applicable to coal transportation service income of the Group. Business tax is paid at the 5% of the corresponding revenue, except the business tax on revenue from coal transportation service is calculated at 3%.

4.	City construction tax & education fee

Subject to all taxes applicable to domestic enterprise according to the “Reply Letter to Yanzhou Coal Mining Co., Ltd.” issued by State Administration of Taxation (Guoshuihan [2001] No. 673), city construction tax and education fee are still calculated and paid at 7% and 3%, respectively, on the total amount of VAT payable and business tax payable.

5.	Resource tax

Pursuant to the “Notice of the adjustment of resource tax amount of Shandong province” (Caishui [2005] No. 86), which was jointly issued by the Ministry of Finance and the State Administration of Taxation, resource tax in Shandong province is calculated and paid at the amount of RMB3.60 per tonne.

Meanwhile, pursuant to the “Notice of the adjustment of resource tax amount of Shanxi province” (Caishui [2004] No. 187), which was jointly issued by the Ministry of Finance and the State Administration of Taxation, resource tax of Shanxi province is calculated and paid at the amount of RMB3.20 per tonne of raw coal.

Resource taxes are paid as the total of sold raw coal tonnes plus received raw coal multiplying applicable tax rate.

6.	Real estate tax

The tax calculation is based on the 70% of original value of real estate with the applicable tax rate of 1.2%.

Interim Report 2009	75

YANZHOU COAL MINING COMPANY LIMITED

VII.	BUSINESS COMBINATIONS AND CONSOLIDATED FINANCIAL STATEMENTS

i.	Subsidiaries

Name of subsidiaries	Place of registration	Registered capital		Business scope	Investment capital		Equity held by the company	Voting right held by the company
I. subsidiaries acquired under common control

Qingdao Free Trade Zone Zhongyan Trade Co., Ltd.	Qingdao, Shandong	RMB	2,100,000	Trade and storage in free trade zone	RMB	2,710,000	52.38%	52.38%
Yanzhou Coal Mining Yulin Neng Hua Co., Ltd.	Yulin, Shaanxi	RMB	1,400,000,000	Production and sales of methanol and acetic acid	RMB	1,400,000,000	100.00%	100.00%
Yancoal Australia Pty Limited	Australia	AUD	64,000,000	Investment and shareholding	RMB	403,280,000	100.00%	100.00%
Austar Coal Mine Pty Limited	Australia	AUD	64,000,000	Coal mining and sales	RMB	403,280,000	100.00%	100.00%
Yanmei Heze Neng Hua Co., Ltd.	Heze, Shandong	RMB	1,500,000,000	Coal mining and sales	RMB	1,424,340,000	96.67%	96.67%
Yankuang Shanxi Neng Hua Co., Ltd.	Jinzhong, Shanxi	RMB	600,000,000	Thermoelectricity investment, coal technology service	RMB	508,210,000	100.00%	100.00%
Shanxi Heshun Tianchi Energy Co., Ltd.	Jinzhong, Shanxi	RMB	90,000,000	Intensive process of coal product	RMB	73,180,000	81.31%	81.31%
Shanxi Tianhao Chemicals Co., Ltd.	Xiaoyi, Shanxi	RMB	150,000,000	Production and sales of methanol and coals	RMB	149,770,000	99.85%	99.85%
Shandong Hua Ju Energy Co., Ltd.	Zoucheng, Shandong	RMB	288,590,000	Thermal power and comprehensive use of waste heat	RMB	426,520,000	74.00%	74.00%

II. subsidiaries acquired not under common control

Shandong Yanmei Shipping Co., Ltd.	Jining, Shandong	RMB	5,500,000	Freight transportation and coal sales	RMB	10,570,000	92.00%	92.00%

Interim Report 2009	76

YANZHOU COAL MINING COMPANY LIMITED

VII.	BUSINESS COMBINATIONS AND CONSOLIDATED FINANCIAL STATEMENTS – CONTINUED

i.	Subsidiaries – continued

1.	Qingdao Free Trade Zone Zhongyan Trade Co., Ltd.

Qingdao Free Trade Zone Zhongyan Trade Co., Ltd. (as referred to “Zhongyan Trade’), established in the end of 1997 with the registration capital of RMB2, 100,000, was financed RMB700, 000 respectively by the Zhongyan Trade, Qingdao Free Trade Huamei Industrial Trade Company (as referred to “Huamei Industrial Trade“), China Coal Mine Equipment & Mineral Imports and Exports Corporation. (hereinafter referred to as “Zhongmei Company”). In the year 2000, Huamei Industrial Trade withdrew his investment and Zhongyan Trade and Zhongmei Company hold respectively 52.38% and 47.62% of the total fund after purchasing the investment of Huamei Industrial Trade. The corporation business licence code is 370220018000118, and the legal representative is Mr. Fan Qingqi. The company is mainly engaged in the international trade in free trade zone of Qingdao, product machining, commodity exhibition and storage, and so on.

2.	Yanzhou Coal Mining Yulin Neng Hua Co., Ltd.

Yanzhou Coal Mining Yulin Neng Hua Co., Ltd (as referred to “Yulin Neng Hua”) was financed and established by Yulin Neng Hua, Shandong Chuangye Investment Development Co,. Ltd, China Hualu Engineering Co., Ltd in Feb. 2004. Yulin Neng Hua occupied 97% of the total capital of RMB800 million. In April 2008, Yulin Neng Hua held 100% of equity after assignment of equity from Shandong Chuangye Investment Development Co., Ltd, China Hualu Engineering Co., Ltd. In May 2008, the Company injected RMB600 million into Yulin Neng Hua and the registered capital of Yulin Neng Hua reached RMB1.4 billion. The corporation business license code is 612700100003307, and the legal representative is Mr. Yang Deyu. The company is mainly engaged in the methanol production with the capacity of 600 thousand tons per year, acetic acid production with the capacity of 200 thousand tons per year and its compatible coal mine, and the power plant and so on.

3.	Yancoal Australia Pty Limited

Yancoal Australia Pty Limited (as referred to “Yancoal Australia Pty”), a wholly owned subsidiary of the Company, was established in Nov. 2004 with the actual registration capital of AUD 64 million. The corporation business licence code is 111859119 and it mainly takes responsibility of the activities such as operations, budget, investment and finance of the company in Australia.

4.	Austar Coal Mine Pty Limited

Austar Coal Mine Pty Limited (as referred to “Austar Company”), a wholly owned subsidiary of Yancoal Australia Pty, was established in Dec. 2004 with the actual registration capital of AUD 64 million. The corporation business licence code is 111910822, and it is mainly engaged in the coal production, process, washing and sales and so on in Southland Coal Mine in Australia.

Interim Report 2009	77

YANZHOU COAL MINING COMPANY LIMITED

VII.	BUSINESS COMBINATIONS AND CONSOLIDATED FINANCIAL STATEMENTS – CONTINUED

i.	Subsidiaries – continued

5.	Yanmei Heze Neng Hua Co., Ltd.

Yanmei Heze Neng Hua Co., Ltd (as referred to “Heze Neng Hua”) was established and financed jointly by the Company, Coal Industry Jinan Design & Research Co., Ltd (as referred to “design institute”) and Shandong Provincial Bureau for Coal Geology in Oct. 2002 with the registration capital of RMB600 million, of which, the Company held 95.67%. In July, 2007, Heze Neng Hua increased the registration capital to RMB1.5 billion, in which, this company held 96.67%. The corporation business license code is 370000018086629, and the legal representative is Mr. Wang Xin. The company is mainly engaged in the preparation work and the coal sales in Juye Coal field.

6.	Yanzhou Coal Mining Shanxi Neng Hua Co., Ltd.

The former of Yanzhou Coal Mining Shanxi Neng Hua Co., Ltd (as referred to “Shanxi Neng Hua”) was Yankuang Jinzhong Neng Hua Co., Ltd established jointly by Yankuang Group, Yankuang Lunan Fertilizer Plant in 2002. In Nov. 2006, Yankuang Group and Yankuang Lunan Fertilizer Plant transferred the equities of Shanxi Neng Hua to this company and thus this company held 100% in the total registration capital of RMB600 million. The corporation business license code is 140700100002399, and the legal representative is Mr. Qu Tianzhi. The company is mainly engaged in thermoelectricity investment, mining machinery and equipment and electronic products sales and the comprehensive development in coal technology service, and so on.

7.	Shanxi Heshun Tianchi Energy Co., Ltd.

The former of Shanxi Heshun Tianchi Energy Co., Ltd (as referred to “Heshun Tianchi’) was Guyao Coal Mine found in Heshun County in 1956. In July 2003, Heshun Tianchi was financed and established jointly by Shanxi Neng Hua, Heshun County State-Owned Assets Managing Co., Ltd and Jinzhong City State-Owned Assets Managing Co., Ltd with the registration capital of RMB90 million, of which, Shanxi Neng Hua held equity of 81.31%. Tianchi Coal Field in Heshun has an area of 17.91 km 2, the design capacity of 1.20 million tons per year. The Coal Mine was put into operation in Nov. 2006. The corporation business license code is 40000105861107( 2/1), and the legal representative is Mr. Ren Yi. The company is mainly engaged in raw coal exploitation, extensive coal process and other mining products production and sales and so on.

Interim Report 2009	78

YANZHOU COAL MINING COMPANY LIMITED

VII.	BUSINESS COMBINATIONS AND CONSOLIDATED FINANCIAL STATEMENTS – CONTINUED

i.	Subsidiaries – continued

8.	Shanxi Tianhao Chemicals Co., Ltd.

Shanxi Tianhao Chemicals Co., Ltd (as referred to “Tianhao Chemicals”) was established jointly by six shareholders of Xiaoyi City Township Enterprise Supplying & Marketing Company, Shanxi Jinhui Coke Chemical Co., Ltd, Xiaoyi City Jinda Coke Co., Ltd and 3 local natural persons in Jan. 2002 with the registration capital of RMB10.01 million. In Feb. 2004, Shanxi Neng Hua increased investment to Tianhao Chemical by RMB60 million, holding 60% equity. In Oct. 2005, the registration capital was raised to RMB150 million but the equity held by Shanxi Neng Hua was raised to 99.85% because of the withdrawal of other shareholders. The corporation business license code is 140000100095998, and the legal representative is Mr. Yin Mingde. The company is mainly engaged in methanol, coke production, development and sales, and inland transportation service.

9.	Shandong Yanmei Shipping Co., Ltd.

The former of Shandong Yanmei Shipping Co., Ltd. (as referred to “Yanmei Shipping”) was Zoucheng Nanmei Shipping Co., Ltd established in May 1994 with the registered capital of RMB5.5 Million. The company name was changed into after “Yanmei Shipping” spent RMB105.7 million purchasing 92% of the registered capital in 2003, and Shandong Chuangye Investment and Development Co., Ltd. attained the other 8%. The corporation business license code is 370811018006234, and the legal representative is Mr. Wang Xinkun. The company is mainly engaged in provincial cargo transportation along the middle and down streams, branches of Yangtze River.

10.	Shandong Hua Ju Energy Co., Ltd.

Shandong Hua Ju Energy Co., Ltd. (Hua Ju Energy) became a new subsidiary of the Company in this reporting period. Hua Ju Energy, approved by Shandong Economic System Reform Office in 2002, was established by five share holders, i.e. Yankuang Group, Shandong Zhuangye Investment Development Company, Shandong Honghe Mining Group Co., Limited and Shandong Jining Luneng Shengdi Electricity Group. Yankuang Group transferred its operational net assets RMB235.94 million, including Nantun Power Plant, Xinglongzhuang Power Plant, Baodian Power Plant, Dongtan Power Plant, Xincun Power Plant, Jier Power Plant and Electricity Company, into 174.98 million shares, i.e. 65.80% of the total shares number in Hua Ju Energy. The other share holders invested currency following the above ration, and the general capital was 250 million shares. In 2005, Shandong Jining Luneng Shengdi Electricity Group transferred its equity interest in Hua Ju Energy to Jining Shengdi Investment Management Co., Ltd. In 2008, Yankuang Group increased 38.59 million shares in Hua Ju Energy with assessed value of land use right of 12 pieces of land. After the increase of capital, the total capital was 288.59 shares, and Yankuang Group held 74% of the total equity interest. In 2009, Yankuang Group transferred all its equity interest in Hua Ju Energy to the Company, and the other share holders’ capital did not change. The Business License for Legal Person registered No. of Hua Ju Energy, mainly engaged in thermal power generation by coal slurry and gangue, sales of electricity on the grid and comprehensive use of waste heat, is 370000018085042; legal person representative is Zhao Zengyu.

Interim Report 2009	79

YANZHOU COAL MINING COMPANY LIMITED

VII.	BUSINESS COMBINATIONS AND CONSOLIDATED FINANCIAL STATEMENTS – CONTINUED

ii.	Subsidiaries acquired under common control

1.	Basic information of subsidiaries acquired under common control

Item	Name of subsidiaries	Place of registration	Registered capital		Investment capital	Equity held by the company	Business scope
1	Hua Ju Energy	Zoucheng	RMB	288,590,000	426,520,000	74.00%	Production and sale of electricity

As described in note VII.1 (10), the Company acquired 74% equity interest in Hua Ju Energy held by Yankuang Group in the reporting period. Because Yankuang Group is also the controlling shareholder of the Company, so this acquisition was considered as acquisition under common control.

Hua Ju Energy is one of subsidiaries acquired through the acquisition under common control. The Consideration for the Acquisition has been paid and the procedures for the transfer of the equity interest have been completed in early 2009. The Company took 1 January 2009 as the date of acquisition, on which the owner’s equity RMB426,520,000 of the invested enterprise was enjoyed as the initial investment cost; the price difference RMB16,672 between initial investment costs and consideration of acquisition RMB593,240,000 was adjusted and reduced in capital reserves.

2.	Basic financial information of Hua Ju Energy for the year of 2008 and at 1 January 2009

Item	At 1 January 2009

Total assets	977,179,906
Total liabilities	400,806,598
Net assets	576,373,308

For the year of 2008
Operating revenue	663,537,661
Net profit	48,390,216
Cash flow generated from operating activities	214,695,544
Net cash flow	–10,988,121

Interim Report 2009	80

YANZHOU COAL MINING COMPANY LIMITED

VII.	BUSINESS COMBINATIONS AND CONSOLIDATED FINANCIAL STATEMENTS – CONTINUED

iii.	Translation of financial statements denominated in foreign currency

The asset and liability items on the balance sheet of overseas subsidiaries are converted to RMB at the spot exchange rate of the balance sheet date; other items are converted at the sport exchange rate of the day when the transaction occurs, except undistributed profits on shareholders’ equity. The revenue and expense items on the income statement of overseas subsidiaries are converted to RMB at the approximate rate of the spot exchange rate of the day when the transaction occurs. Exchange differences arising from the above issues are presented separately under the shareholders’ equity items. The exchange difference arsing, from actual overseas operation net investments, due to exchange rate fluctuations shall be presented separately as foreign currency conversion differences under shareholders’ equity items. The disposal of offshore operators shall be included in profit or loss pro rata for the current period.

Cash flows denominated in foreign currency or from a foreign subsidiary are translated at the spot exchange rates at the date of transaction. The effect of fluctuations of exchange rates on cash and cash equivalents is presented separately as a reconciling item in the cash flow statement.

VIII.	NOTES TO CONSOLIDATION FINANCIAL STATEMENTS

1.	Bank balance and cash

	At 30 June 2009			At 1 January 2009
Items	Original currency	Exchange rate	RMB equivalent	Original currency	Exchange rate	RMB equivalent
Cash on hand
Including: RMB	586,482	1.0000	586,482	590,667	1.0000	590,667
USD	20,264	6.8319	138,442	20,264	6.8346	138,496

Subtotal	—	—	724,924		—	729,163

Cash in bank
Including:RMB	10,031,502,014	1.0000	10,031,502,014	8,496,811,130	1.0000	8,496,811,130
USD	103,149,880	6.8319	704,709,665	130,730,381	6.8346	893,489,862
HKD	918,263,740	0.8815	809,449,487	8,261,159	0.8819	7,285,516
EUR	1,027,591	9.6408	9,906,799	1,530,648	9.659	14,784,529
AUD	36,707,877	5.5426	203,457,079	57,422,186	4.7135	270,659,474

Subtotal	—		11,759,025,044			9,683,030,511

Other monetary assets
Including:RMB	2,975,598	1.0000	2,975,598	2,561,124	1.0000	2,561,124
USD	1,180,637	6.8319	8,065,994	1,290,981	6.8346	8,823,339

Subtotal			11,041,592			11,384,463

Total			11,770,791,560			9,695,144,137

Interim Report 2009	81

YANZHOU COAL MINING COMPANY LIMITED

VIII.	NOTES TO CONSOLIDATION FINANCIAL STATEMENTS – CONTINUED

1.	Bank balance and cash – continued

(1)	See VIII.47 for details of restricted bank balance and cash.

(2)	At the end of the current period, bank balance and oversees cash of the Group is RMB254.94 million, owned by Yancoal Australia Pty, the subsidiary of the Company.

2.	Transactional financial assets and transactional financial liabilities

(1)	Transactional financial assets

Items	Fair value at 30 June 2009	Fair value at 1 January 2009
Derivative Financial Assets	66,839,882	RMB —

Total	66,839,882	—

(2)	Transactional financial liabilities

Items	Fair value at 30 June 2009	Fair value at 1 January 2009
Derivative Financial Liabilities	—	29,434,968

Total	—	29,434,968

Note:	With the aim of avoiding the risk of foreign currency rate fluctuation, Yancoal Australia Pty, the subsidiary of the Company, entered into long-term foreign currency contract, which constitute cash flow hedging. At the balance sheet date, the derivative financial assets or liabilities reflected the fair value of related immature contracts. The fair value is margin between the public offer market rate at the balance sheet date and contracted rate.

3.	Notes receivable

(1)	Notes receivable category

Notes category	At 30 June 2009	At 1 January 2009
Bank acceptance bills	1,984,106,343	2,772,082,922

Total	1,984,106,343	2,772,082,922

(2)	As at 30 June 2009, the Group had discount immature bills of RMB2.05049 billion.

Interim Report 2009	82

YANZHOU COAL MINING COMPANY LIMITED

VIII.	NOTES TO CONSOLIDATION FINANCIAL STATEMENTS – CONTINUED

4.	Accounts receivable

(1)	The risks analysis of accounts receivable

	At 30 June 2009			At 1 January 2009
Item	Amount RMB	%	Bad debt Provision RMB	Amount RMB	%	Bad debt Provision RMB
Individually significant amount	384,028,556	92.88%	10,326,048	401,620,296	90.69%	16,064,812
Individually insignificant amount with high risks after the combination of credit risk characteristics	10,266,496	2.48%	8,063,324	14,591,518	3.30%	13,682,457
Other insignificant amount	19,197,848	4.64%	241,024	26,622,287	6.01%	475,772

Total	413,492,900	100.00%	18,630,396	442,834,101	100.00%	30,223,041

Note:	Receivables from Yancoal Australia Pty have been recovered after date, and no provision for bad debts accrued; no indicators of impairment was found through the inspection on other individually significant amount of receivables, provision for bad debts has been accrued under aging-of-accounts method.

(2)	The aging analysis of accounts receivable as follows:

	At 30 June 2009			At 1 January 2009
Item	Amount RMB	%	Bad debt provision	Amount RMB	%	Bad debt provision
Within 1 year	403,226,404	97.52%	10,567,072	428,242,583	96.71%	16,540,584
1 to 2 years	3,070,179	0.74%	921,054	1,221,449	0.28%	366,435
2 to 3 years	108,094	0.03%	54,047	108,094	0.02%	54,047
Over 3 years	7,088,223	1.71%	7,088,223	13,261,975	2.99%	13,261,975

Total	413,492,900	100.00%	18,630,396	442,834,101	100.00%	30,223,041

(3)	Accounts receivable due from shareholders of the Company holding more than 5% (including 5%) shares are excluded for the period.

(4)	Total balance of the five largest accounts receivables as up to RMB234.31 million, accounting for 57% of the total.

(5)	Accounts receivable due from related parties was RMB19.99 million, accounting for 5% of the total receivables.

Interim Report 2009	83

YANZHOU COAL MINING COMPANY LIMITED

VIII.	NOTES TO CONSOLIDATION FINANCIAL STATEMENTS – CONTINUED

4.	Accounts receivable – continued

(6)	accounts receivable wrote of in current period

Items	Amount wrote off (RMB)	Reason	Whether caused by related transactions
Sales amount of coal	5,551,788	Long- outstanding not be able to recover	NO

5.	Prepayments

	At 30 June 2009		At 1 January 2009
Item	RMB	%	RMB	%
Within 1 year	222,837,740	99.34%	110,021,423	99.76%
1 to 2 years	1,345,240	0.60%	19,408	0.02%
2 to 3 years	141,600	0.06%	237,900	0.22%

Total	224,324,580	100.00%	110,278,731	100.00%

(1)	Prepayments with aging over 1 year are for equipments, the Group has not taken delivery of goods.

(2)	The prepayments in the end of the current period increased by 103%, which is primarily due to prepayments for outsourced coal in large amounts.

(3)	Total balance of the five largest accounts repayable as up to RMB147.02 million, accounting for 66% of the total.

(4)	Prepayments by the end of the period due from shareholders of the Company holding more than 5% (including 5%) shares are not included.

Interim Report 2009	84

YANZHOU COAL MINING COMPANY LIMITED

VIII.	NOTES TO CONSOLIDATION FINANCIAL STATEMENTS – CONTINUED

5.	Prepayments – continued

(5)	Balance of foreign currency in prepayments

	At 30 June 2009			At 1 January 2009
Item	Foreign Currency	Exchange rate	RMB equivalent	Foreign currency	Exchange rate	RMB equivalent
USD	3,307,097	6.8319	22,593,756	1,573,861	6.8346	10,756,710
EUR	—	—	—	103,181	9.6590	996,625
AUD	364,438	5.5426	2,019,934	175,883	4.7135	829,025

Total	—	—	24,613,690	—	—	12,582,360

6.	Other receivables

(1)	The aging analysis of other receivables

	At 30 June 2009			At 1 January 2009
Item	Amount RMB	%	Bad debt provision	Amount	%	Bad debt provision
Within 1 year	132,801,822	34.24%	2,109,512	163,233,265	39.38%	2,079,158
1 to 2 years	233,026,390	60.08%	65,617,500	229,688,902	55.41%	2,795,084
2 to 3 years	4,973,104	1.28%	2,262,552	4,758,262	1.15%	171,174
Over 3 years	17,076,344	4.40%	12,074,877	16,821,227	4.06%	11,821,227

Total	387,877,660	100.00%	82,064,441	414,501,656	100.00%	16,866,643

(2)	The risks analysis of other receivables

	At 30 June 2009			At 1 January 2009
Item	Amount RMB	%	Bad debt provision	Amount RMB	%	Bad debt provision
Individually significant amount	199,999,997	51.56%	59,999,999	247,712,707	59.76%	—
Individually insignificant amount with high risks after the combination of credit risk characteristics	17,076,344	4.40%	12,074,877	16,811,177	4.06%	11,811,177
Other insignificant amount	170,801,319	44.04%	9,989,565	149,977,772	36.18%	5,055,466

Total	387,877,660	100.00%	82,064,441	414,501,656	100.00%	16,866,643

Interim Report 2009	85

YANZHOU COAL MINING COMPANY LIMITED

VIII. NOTES TO CONSOLIDATION FINANCIAL STATEMENTS – CONTINUED

6.	Other receivables – continued

(3)	See XI.3 for details of other receivables due from shareholders of the Company holding more than 5% (including 5%) shares.

(4)	Total balance of the five largest other receivables amounts to RMB196.42 million, which accounts for 51% of the total.

(5)	Other receivables due from related parties was RMB19.30 million, accounting for 5% of other receivables.

7.	Provision for decline in value of inventories

(1)	Inventory category

Items	At 30 June 2009	At 1 January 2009
Raw materials	206,687,728	231,276,064
Finished goods	444,413,280	591,934,106

Total	651,101,008	823,210,170

(2)	No provision for inventory.

(3)	Ending inventory excludes mortgaged or frozen inventory.

8.	Other current assets and other current liabilities

(1)	Other current assets

Items	At 30 June 2009	At 1 January 2009
Land subsidence, restoration, rehabilitation and environment costs	1,151,895,418	1,151,895,418
Other	—	25,245,906

TOTAL	1,151,895,418	1,177,141,324

Interim Report 2009	86

YANZHOU COAL MINING COMPANY LIMITED

VIII. NOTES TO CONSOLIDATION FINANCIAL STATEMENTS – CONTINUED

8.	Other current assets and other current liabilities – continued

(2)	Other current liabilities

Items	At 30 June 2009	At 1 January 2009
Land subsidence, restoration, rehabilitation and environment costs	967,364,952	450,978,948

TOTAL	967,364,952	450,978,948

Note:	The consequence of coal mining activities is land subsidence caused by the resettlement of the land above the underground mining sites. Depending on the circumstances, the Company may relocate inhabitants from the land above the underground mining sites prior to mining those sites or the Company may compensate the inhabitants for losses or damages from land subsidence after the underground sites have been mined. The prepayments are presented in profit or loss from underground mining cost. Based on their past experiences, the management provides reserves according to the best estimation as they could make on the likely expenditures in the future, and reverse the accruals after payment.

Considering the time difference between the payment and mining exists, if the accumulated payment is more than the accruals provided, such excess of payment would be presented under current assets at the year end; if the accumulated payment is less than the accruals provided, and such shortage of payment would be presented under current liabilities at the year end.

Other current liabilities increased by 115%, which is mainly due to increase of land subsidence prepayments and arable land possess tax.

9.	Available-for sales financial assets

Item	Fair value at 30 June 2009	Fair value at 1 January 2009
Shenergy Co., Ltd	220,113,654	133,720,161
Jiangsu Lianyungang Port Co., Ltd.	10,060,200	5,727,000

TOTAL	230,173,854	139,447,161

(1)	the above fair value was based on the closing price of Shanghai Stock Exchange on the balance sheet date
(2)	Available-for-sale financial assets increased by 65% which is mainly due to the increased share price of available for sale shares.

Interim Report 2009	87

YANZHOU COAL MINING COMPANY LIMITED

VIII.	NOTES TO CONSOLIDATION FINANCIAL STATEMENTS – CONTINUED

10.	Long-term equity investments

(1)	Long-term equity investments

Item	At 30 June 2009	At 1 January 2009
Equity investments under cost method	30,622,550	30,622,550
Equity investments under equity method	874,009,677	830,195,111
Long-term equity investments-Total	904,632,227	860,817,661
Less: provision for impairment	—	—
Long-term equity investments – net	904,632,227	860,817,661

(2)	Under cost method and equity method

Name of investees	Shares proportion	Ratio of voting	Original amount	Opening balance	Increase	Closing balance
Under cost method
Zhejiang Jiangshan Concrete Co., Ltd	0.489%	0.489%	440,000	440,000	—	440,000
Yankuang Group Zoucheng Ziyuan Construction Co., Ltd.	8.33%	8.33%	500,000	500,000		500,000
Yankuang Group Zoucheng Huaming Company	8.00%	8.00%	100,000	100,000		100,000
Yankuang Group Zoucheng Futong Company	16.00%	16.00%	80,000	80,000		80,000
Shenzhen City Welson Flower and Gardening Co., Ltd.			100,000	100,000		100,000
Yankuang Guohong Chemical Co., Ltd.	5.00%	5.00%	29,402,550	29,402,550		29,402,550
Subtotal			30,622,550	30,622,550	—	30,622,550
Under equity method
Huadian Zouxian Power Generation Co., Ltd.	30.00%	30.00%	900,000,000	830,195,111	43,814,566	874,009,677
Subtotal			900,000,000	830,195,111	43,814,566	874,009,677

Total			930,622,550	860,817,661	43,814,566	904,632,227

(3)	Investment in joint venture and associated company

Name of investees	Registered location	Business nature	Shares proportion	Ratio of voting share	Net assets by the end of the period	Operating revenue	Net profit
Associated company
Huadian Zouxian Power Generation Co., Ltd.	Zoucheng Shandong	Electricity power	30%	30%	2,767,317,035	1,649,125,323	146,048,554

Total				2,767,317,035		1,649,125,323	146,048,554

Interim Report 2009	88

YANZHOU COAL MINING COMPANY LIMITED

VIII.	NOTES TO CONSOLIDATION FINANCIAL STATEMENTS – CONTINUED

10.	Long-term equity investments – continued

(4)	Shenzhen City Welson Flower and Gardening Co., Ltd., which was invested by the Group, has been closed, and it plans to liquidate recently.

(5)	No impairment occurred in the Company’s long-term equity investment, so no provision was made.

11.	Fixed assets

(1)	Fixed assets list

Item	At 1 January 2009	Addition	Exchange gain and loss	Reversals	At 30 June 2009
Cost price	20,637,068,240	289,759,838	144,955,820	69,909,029	21,001,874,869
Land	42,280,094	—	7,437,027	—	49,717,121
Buildings	3,564,001,476	5,546,491	1,543,468	23,198,180	3,547,893,255
Mining structure	3,662,912,608	—	—	—	3,662,912,608
Railway structure	1,038,345,164	1,476,526	—	8,758,439	1,031,063,251
Harbour works and craft	255,804,823	—	—	—	255,804,823
Plant, machinery and equipments	11,536,666,604	268,809,151	135,975,325	33,412,499	11,908,038,581
Transportation equipment	433,748,364	2,818,944	—	4,539,911	432,027,397
Others	103,309,107	11,108,726	—	—	114,417,833

Accumulated depreciation	11,282,793,071	759,099,750	37,397,943	30,288,256	12,049,002,508
Land	—	—	—	—	—
Buildings	1,694,821,010	116,551,876	469,358	3,590	1,811,838,654
Mining structure	1,802,599,701	41,399,133	—	—	1,843,998,834
Railway structure	537,188,430	6,211,511	—	—	543,399,941
Harbour works and craft	66,929,562	5,866,719	—	—	72,796,281
Plant, machinery and equipments	6,861,596,003	556,038,353	36,928,585	28,579,689	7,425,983,252
Transportation equipment	297,225,158	22,467,343	—	1,704,977	317,987,524
Others	22,433,207	10,564,815	—	—	32,998,022

Provision	20,042,963	—	—	20,042,963	—
Buildings	20,042,963	—	—	20,042,963	—

Book Value	9,334,232,206	(469,339,912)	107,557,877	19,577,810	8,952,872,361
Land	42,280,094	—	7,437,027	—	49,717,121
Buildings	1,849,137,503	(111,005,385)	1,074,110	3,151,627	1,736,054,601
Mining structure	1,860,312,907	(41,399,133)	—	—	1,818,913,774
Railway structure	501,156,734	(4,734,985)	—	8,758,439	487,663,310
Harbour works and craft	188,875,261	(5,866,719)	—	—	183,008,542
Plant, machinery and equipments	4,675,070,601	(287,229,202)	99,046,740	4,832,810	4,482,055,329
Transportation equipment	136,523,206	(19,648,399)	—	2,834,934	114,039,873
Others	80,875,900	543,911	—	—	81,419,811

Interim Report 2009	89

YANZHOU COAL MINING COMPANY LIMITED

VIII.	NOTES TO CONSOLIDATION FINANCIAL STATEMENTS – CONTINUED

11.	Fixed assets – continued

(2)	Among the increase amount of fixed assets, RMB271.76 million is transferred from construction in process.

(3)	House property ownership certificates have not been granted to Heze Neng Hua, the subsidiary of the Company, and the cost price of relevant assets is RMB83.87 million.

(4)	There is no provision and depreciation of fixed assets of lands, as subsidiary company Austar enjoys the permanent ownership of the land of Australia Southland Coal Mine.

(5)	As at 30 June 2009, there were no idle nor frozen or mortgaged fixed assets.

12.	Construction in progress

(1)	List of construction in progress

Items	Budget RMB	At 1 January 2009 RMB	Additions RMB	Transfers upon Completion RMB	Exchange realignment RMB	At 30 June 2009 RMB	Proportion to budget %
Repairing construction	1,210,407,150	210,286,600	196,935,878	117,835,060	30,108,739	319,496,157	26%
Technical revamping	83,680,397	71,289,939	32,189,060	35,600,917	—	67,878,082	81%
Infrastructure construction	6,687,202,541	4,513,479,206	200,127,056	28,197,461	—	4,685,408,801	70%
Safety construction	343,195,886	32,270,532	94,742,993	90,126,398	—	36,887,127	11%

TOTAL	8,324,485,974	4,827,326,277	523,994,987	271,759,836	30,108,739	5,109,670,167

(2)	Projects funds are internally generated funds, no interest was capitalized for the year.

13.	Materials held for construction of fixed assets

Items	At 1 January 2009	Addition	Reversals	At 30 June 2009
Materials held for construction	24,981,450	37,956,729	26,435,059	36,503,120
Equipments held for construction	1,015,598	—	—	1,015,598

TOTAL	25,997,048	37,956,729	26,435,059	37,518,718

Note:	Materials increased by 44% due to the increase of construction materials purchased.

Interim Report 2009	90

YANZHOU COAL MINING COMPANY LIMITED

VIII.	NOTES TO CONSOLIDATION FINANCIAL STATEMENTS – CONTINUED

14.	Intangible assets

(1)	Intangible assets

Item	At 1 January 2009	Exchange realignment	Addition	Disposals	At 30 June 2009
Cost	1,809,948,476	15,223,764	—	—	1,825,172,240
Land use rights	843,582,656	—	—	—	843,582,656
Mining rights	966,365,820	15,223,764	—	—	981,589,584

Accumulated amortization	204,015,611	1,558,529	27,419,887	—	232,994,027
Land use rights	125,516,035	—	8,576,371	—	134,092,406
Mining rights	78,499,576	1,558,529	18,843,516	—	98,901,621

Book value	1,605,932,865	13,665,235	(27,419,887)	—	1,592,178,213
Land use rights	718,066,621	—	(8,576,371)	—	709,490,250
Mining rights	887,866,244	13,665,235	(18,843,516)	—	882,687,963

(2)	Land use rights

When the Company was set up, Yankuang Group invested RMB310.24 million as land use rights, RMB88.93 million for land use rights of Jining III, RMB267.53 million for land use rights of Railway Assets, RMB11.38 million for land use rights of Heshun Tianchi, RMB18.59 million for land use rights of Yulin Neng Hua and RMB68.14 million for land use rights of Heze Neng Hua.

(3)	The original land use rights of the Company are revaluated by reference to the revaluation report [97] Zhongdizi [zong] zi No.032 of China Land Consultation and Evaluation Centre with the method of cost approaching and coefficient-revising of benchmark land price to determine the value of the land.

Both the land use rights of Jining III and of Railway Assets are bought by Yankuang Group at evaluated amount. Land use rights of Jining III are revaluated by reference to the revaluation report Ludijia [2000] No.7 of Shandong Land Evaluation Office with the method of cost approaching and coefficient-revising of benchmark land price. Land use rights of Railway Assets are revaluated by reference to the revaluation report [2001] Luzhengkuai Pingbaozi No. 10041 of Shandong Zheng Hexin Limited Liability CPA with the method of cost revaluation.

The land use right of the subsidiaries of the Company, Heshun Tianchi, Yulin Neng Hua and Heze Neng Hua is purchased from the local government.

Interim Report 2009	91

YANZHOU COAL MINING COMPANY LIMITED

VIII.	NOTES TO CONSOLIDATION FINANCIAL STATEMENTS – CONTINUED

14.	Intangible assets – continued

(4)	Mining rights: including mining rights RMB132.48 million of Jining III, mining rights RMB86.55 million of Southland and mining rights RMB747.34 million of Zhaolou Coal Mine. Mining rights of Jining III are purchased from Yankuang Group at evaluation price, and are revaluated by reference to the revaluation report Haidiren Pingbaozi [2000] No.11 Zong No.24 of Beijing Haidiren Resource Consulting Co., Ltd. with the method of discounting cash flow. Austar acquired mining rights of Southland through Southland Coal Pty limited at market value. Mining rights of Zhaolou Coal Mine are purchased by Heze Neng Hua from Yankuang Group at evaluation price, and are revaluated by reference to the revaluation report Jingwei Pingbaozi [2007] No.079 of Beijing Jingwei Assets Evaluation Co., Ltd. with the method of discounting cash flow

15.	Goodwill

Item	At 30 June 2009	At 1 January 2009
Acquisition of Yanmei Shipping	10,045,361	10,045,361

Goodwill – Net	10,045,361	10,045,361

Note:	Yanmei Shipping is the subsidiary acquired in a business combination not involving enterprises under common control. The goodwill is the excess of the cost of acquisition over the Yanmei Shipping’s interest in the fair value of the identifiable net assets at the date of acquisition.

16.	Long-term deferred assets

Item	At 30 June 2009	At 1 January 2009
Prepayment for resource compensation fees	17,478,011	18,730,271

Net	17,478,011	18,730,271

Note:	In accordance with the relevant regulations, Heshun Tianchi is required to pay resources compensation fees to the Heshun Municipal Coal Industry Bureau at a rate of RMB2.7 per tonne of raw coal mined. Heshun Tianchi has prepaid resources compensation fees equivalent to explore 10 million ton ROM coals which would be amortized according to the actual production.

Interim Report 2009	92

YANZHOU COAL MINING COMPANY LIMITED

VIII.	NOTES TO CONSOLIDATION FINANCIAL STATEMENTS – CONTINUED

17.	Deferred tax assets and deferred tax liabilities

(1)	Confirmed deferred tax assets and deferred tax liabilities

Item	At 30 June 2009	At 1 January 2009
1. Deferred tax assets	824,343,554	611,807,143
Deferred tax assets of the parent company	723,063,602	516,195,350
Deferred tax assets of Yancoal Australia	99,701,381	93,594,663
Deferred tax assets of Hua Ju Energy	1,578,571	2,017,130

2. Deferred tax liabilities	129,144,756	76,359,054
Deferred tax liabilities of the parent company	41,998,290	19,316,617
Deferred tax liabilities of Yancoal Australia	87,146,466	57,042,437

3. Net deferred tax	695,198,798	535,448,089

(2)	Temporary differences

1)	Temporary differences of the parent company

Item	At 30 June 2009	At 1 January 2009
1. Deductible temporary differences items
Land subsidence, restoration, rehabilitation and environmental costs	966,560,662	450,978,948
Amortized not paid salaries and insurances	372,503,384	273,619,575
Mining rights	215,569,525	135,140,510
Safety fees of 2008	134,089,956	157,188,434
Weijianfei	492,097,333	395,582,515
Development fund	611,512,916	611,512,916
Bad debt provision	99,920,633	40,758,503

Subtotal	2,892,254,409	2,064,781,401

2. Taxable temporary differences items
AFS financial assets fair value adjustment	167,993,161	77,266,468
Subtotal	167,993,161	77,266,468
Net of deducted	2,724,261,248	1,987,514,933
Income tax rate	25%	25%
Deferred taxes	681,065,312	496,878,733

Interim Report 2009	93

YANZHOU COAL MINING COMPANY LIMITED

VIII.	NOTES TO CONSOLIDATION FINANCIAL STATEMENTS – CONTINUED

17.	Deferred tax assets and deferred tax liabilities – continued

(2)	Temporary differences – continued

2)	Temporary differences of the Yancoal Australia

Item	At 30 June 2009	At 1 January 2009
1. Deductible temporary differences items
Not recovered loss	262,352,038	223,046,588
Hedging instrument liability	—	29,434,975
Development expenditure	32,731,911	27,828,033
Withhold not paid salaries	25,690,624	21,841,668
Amortization of assets	7,207,481	6,127,660
Others	4,355,883	3,703,287

Subtotal	332,337,937	311,982,211

2. Taxable temporary differences items
Unrealized foreign currency profit and loss	119,264,707	101,396,529
Fixed assets recognition criteria	83,405,341	70,909,595
Hedging instrument asset	66,839,882	—
Others	20,978,291	17,835,334

Subtotal	290,488,221	190,141,458

Net of deducted	41,849,716	121,840,753
Income tax rate	30%	30%
Deferred taxes	12,554,915	36,552,226

3)	Temporary differences of the Hua Ju Energy

Item	At 30 June 2009	At 1 January 2009
1. Deductible temporary differences items
Retirement benefit	6,260,236	8,068,521
Bad debt provision	54,047	—
Subtotal	6,314,283	8,068,521
Income tax rate	25%	25%
Deferred taxes	1,578,571	2,017,130

Note:	Pursuant to regulations in Accounting Standards for Business Enterprises 2008, net of offset of deferred tax assets and deferred tax liabilities of the same company shall be presented.

Interim Report 2009	94

YANZHOU COAL MINING COMPANY LIMITED

VIII.	NOTES TO CONSOLIDATION FINANCIAL STATEMENTS – CONTINUED

18.	Other non-current assets

Items	At 30 June 2009	At 1 January 2009
Deposit made on investment	117,925,900	117,925,900
Prepayment for equipment	25,040	—

Total	117,950,940	117,925,900

(1) Note:	The Company entered into an agreement with two independent third parties to establish a company to operate Yulin Yushuwan Coal Mine in Shaanxi. Pursuant to agreement, the Company shall pay RMB196.8 million, with RMB78.87 million still not paid by the Company. Related formalities are still in progress.

19.	Provision for devaluation of assets statement

Items	At 30 June 2009	Provision of the period	Decrease		At 1 January 2009
			Reversal	Others
Bad debt provision	47,089,684	65,210,723	6,053,782	5,551,788	100,694,837
Fixed assets devaluation provision	20,042,963	—	—	20,042,963	—

Total	67,132,647	65,210,723	6,053,782	25,594,751	100,694,837

20.	Short-term loan

Type of loan	Currency	At 30 June 2009	At 1 January 2009
Short-term loan	RMB	—	120,000,000

Total		—	120,000,000

21.	Notes payable

Items	At 30 June 2009	At 1 January 2009
Commercial note payable	79,220,742	175,662,080

Total	79,220,742	175,662,080

Note:	Notes payables reduced by 55% in the period, mainly due to the decrease of materials purchasing of the Company and decrease of payments by commercial acceptance bill.

Interim Report 2009	95

YANZHOU COAL MINING COMPANY LIMITED

VIII.	NOTES TO CONSOLIDATION FINANCIAL STATEMENTS – CONTINUED

22.	Accounts payable

(1)	Accounts payable

Items	At 30 June 2009	At 1 January 2009
Total	709,872,366	853,641,767

Including: over 1 year	25,331,521	142,491,357

(2)	Large amount accounts payable aging over 1 year mainly is last payment payable for equipment, and there is no large amount of accounts payable after the period.

(3)	Accounts payable in the end of the current period payable to shareholders of the Group holding more than 5% (including 5%) shares are excluded for the period.

(4)	Foreign currency balance in accounts payable

	At 30 June 2009			At 1 January 2009
Item	Foreign currency	Exchange rate	Equivalent RMB	Foreign currency	Exchange rate	Equivalent RMB
USD	361,529	6.8319	2,469,930	653,998	6.8346	4,469,815
AUD	3,963,508	5.5426	21,968,139	4,326,774	4.7135	20,394,249

Total			24,438,069	—	—	24,864,064

23.	Advances from customers

(1)	Advances from customers

Item	At 30 June 2009	At 1 January 2009
Total	869,085,938	795,653,798

Including: over 1 year	30,622,166	43,149,345

(2)	Advances from customers aging over 1 year is presented due to customers did not pick up coals after advance payments.

(3)	Advances from customers in the end of the current period payable to shareholders of the Group holding more than 5% (including 5%) shares are excluded for the period.

Interim Report 2009	96

YANZHOU COAL MINING COMPANY LIMITED

VIII.	NOTES TO CONSOLIDATION FINANCIAL STATEMENTS – CONTINUED

24.	Salaries and wages payable

Items	At 1 January 2009	Addition for this period	Payment for the period	At 30 June 2009
Salary (including bonus, allowance and subsidies)	333,976,893	1,403,997,582	1,464,960,322	273,014,153
Staff welfare	335,191	77,003,679	77,338,870	—
Social insurance including:	53,858,308	445,568,401	420,088,323	79,338,386
1. Medical insurance	4,598,059	38,457,869	37,061,593	5,994,335
2. Basic pension insurance	42,564,396	344,619,508	335,077,463	52,106,441
3. Unemployment insurance	5,301,957	24,880,772	20,923,297	9,259,432
4. Injury insurance	—	25,028,027	15,690,172	9,337,855
5. Maternity insurance	1,393,896	12,582,225	11,335,798	2,640,323
Housing fund	2,587,097	106,053,289	106,737,937	1,902,449
Union fund and Staff education fund	61,693,544	54,236,435	43,186,677	72,743,302
Other	7,825,918	433,393	2,444,509	5,814,802

Total	460,276,951	2,087,292,779	2,114,756,638	432,813,092

25.	Taxes payable

Item	Tax rate	At 31 December 2008	At 1 January 2008
Value added tax	17%, 13%, 7%	199,112,656	220,287,764
Business tax	3%, 5%	(2,487,964)	4,597,781
Income tax	25%	285,674,465	431,821,657
Price reconciliation fund		33,376,921	34,081,169
Others		(48,529,362)	41,437,436

Total		467,146,716	732,225,807

Note:	Taxes decreased by 36% compared with that of last period, mainly due to decrease of income tax payable in this period.

Interim Report 2009	97

YANZHOU COAL MINING COMPANY LIMITED

VIII.	NOTES TO CONSOLIDATION FINANCIAL STATEMENTS – CONTINUED

26.	Dividend payable

Type of loan	At 30 June 2009	At 1 January 2009
Dividend payable	1,967,360,000

Total	1,967,360,000

Note:	The annual general meeting of 2008 of the Company decided to distribute cash dividends of RMB1967.36 million. By 30 June 2009, the dividends had not been paid.

27.	Other payables

(1)	Other payables

Item	At 30 June 2009	At 1 January 2009
Total	1,943,335,962	2,198,497,459

Including: aging over 1 year	176,731,218	490,602,389

Note:	Large amount other payable with aging over 1 year is use fee of coal resource; large amount payable is not paid after the period.

(2)	See XI.3 for details of payables due to shareholders of the Group holding more than 5% (including 5%) shares.

(3)	Other payables with large amount by the end of the period

Item	Payable RMB	Age	Nature
Yankuang Group Co., Ltd.	556,431,369	Within 1 year	Resources compensation fees, Project funds etc.
Zhongmei International Engineering Beijing Huayu Company	15,861,486	Within 1 year, 1 to 2 years	Design fee
Yankuang Group Donghua Construction Company	14,556,331	Within 1 year, 1 to 2 years	Housing repairing fees
Coal Industry Shijiazhuang Design Institute	12,140,327	1 to 2 years	Main preparing shop technical updating fee
Tiandi Technology Company	9,449,468	Within 1 year	Main preparing shop technical updating fee

Total	608,438,981

Interim Report 2009	98

YANZHOU COAL MINING COMPANY LIMITED

VIII.	NOTES TO CONSOLIDATION FINANCIAL STATEMENTS – CONTINUED

27.	Other payables – continued

(4)	Foreign currency balance in other payables

Item	At 30 June 2009			At 1 January 2009
	Foreign currency	Exchange rate	Equivalent RMB	Foreign currency	Exchange rate	Equivalent RMB
AUD	63,832,687	5.5426	353,799,051	54,281,879	4.7135	255,857,637

Total	—	—	353,799,051	—	—	255,857,637

28.	Non-current liabilities due within one year

(1)	Non-current liabilities due within one year

Items	At 30 June 2009	At 1 January 2009
Long-term borrowing due within a year	82,000,000	82,000,000
Long-term payable due within a year	12,648,464	12,648,464

Total	94,648,464	94,648,464

(2)	Long-term borrowing due within a year

Loan category	Currency	At 30 June 2009	At 1 January 2009
Guaranteed loan	RMB	82,000,000	82,000,000

Total		82,000,000	82,000,000

29.	Long-term loan

Loan category	Currency	At 30 June 2009	At 1 January 2009
Guaranteed loan	RMB	165,000,000	176,000,000

Total		165,000,000	176,000,000

Note:	All guaranteed loan of the Group by the end of this period is guaranteed by Yankuang Group.

Interim Report 2009	99

YANZHOU COAL MINING COMPANY LIMITED

VIII.	NOTES TO CONSOLIDATION FINANCIAL STATEMENTS – CONTINUED

30.	Long-term payable

Items	At 30 June 2009	At 1 January 2009
Payable for acquisition of Jining III’s mining rights	12,031,276	12,031,276

Total	12,031,276	12,031,276

31.	Share capital

	At 30 June 2009		At 1 January 2009
Shareholders names/class	Amount	%	Amount	%
Listed shares with restricted trading conditions
Shares held by state-owned legal person	2,600,000,000	52.86%	2,600,000,000	52.86%
Subtotal shares with trading moratorium conditions	2,600,000,000	52.86%	2,600,000,000	52.86%
Shares without trading moratorium
A shares	360,000,000	7.32%	360,000,000	7.32%
H shares	1,958,400,000	39.82%	1,958,400,000	39.82%
Subtotal of shares without trading moratorium	2,318,400,000	47.14%	2,318,400,000	47.14%

Total share capital	4,918,400,000	100.00%	4,918,400,000	100.00%

(1)	The share reform plan has been implemented by 3 April 2006. On the first trading day after the completion of the share reform, the shares owned by Yankuang Group, the sole unlisted share holder of the Company, became tradable. However, Yankuang Group committed that it will not sell these shares in 48 months after the implementation of the reform.

(2)	The share capital has been verified by Deloitte Touche Tohmatsu Certified Public Accountants Ltd. (formerly known as Deloitte Touche Tohmatsu Shanghai CPA) on capital verification report Deshibao (Yan)zi No. 588, capital verification Deshibao (Yan)zi (98) No. 439, capital verification Deshibao (Yan)zi (01) No. 006 and capital verification Deshibao (Yan)zi (01) No.040, and Deshibao (Yan)zi (04) No.037, and Deshibao (Yan)zi (05) No.0031. Each share has a par value of RMB1.

Interim Report 2009	100

YANZHOU COAL MINING COMPANY LIMITED

VIII.	NOTES TO CONSOLIDATION FINANCIAL STATEMENTS – CONTINUED

32.	Capital reserves

Items	At 1 January 2009	Addition	Reversals	At 30 June 2009
Share premium	3,198,811,050	—	593,243,100	2,605,567,950
Other capital reserves	1,867,544,289	126,568,715	—	1,994,113,004

Total	5,066,355,339	126,568,715	593,243,100	4,599,680,954

Note:	Increase in capital reserves for the period was caused by the change of fair value of available-for-sale financial assets and cash flow hedging contract held by the Group. Decrease in share premium for the period was caused by the acquisition of Hua Ju Energy under common control. See VII.2 for more details.

33.	Surplus reserves

Items	At 1 January 2009	Addition	Reversals	At 30 June 2009
Statutory common reserve fund	2,820,975,750	—	—	2,820,975,750

Total	2,820,975,750	—	—	2,820,975,750

34.	Special reserve

Items	At 1 January 2009	Addition	Reversals	At 30 June 2009
Weijianfei	395,582,514	96,514,818	—	492,097,332
Safety fee	157,188,434	128,686,424	23,098,478	262,776,380
Specific development fun	611,512,916	—	—	611,512,916

Total	1,164,283,864	225,201,242	23,098,478	1,366,386,628

Note:	Special reserves like Work Safety Expenses, Weijianfei etc, which were previously presented in the special reserves in surplus reserve of owner’s equity, now are presented in special reserve of owner’s equity, and be restated under retroactive method. See Note IV.1. The increase in current period is the special reserves in the period.

Interim Report 2009	101

YANZHOU COAL MINING COMPANY LIMITED

VIII.	NOTES TO CONSOLIDATION FINANCIAL STATEMENTS – CONTINUED

35.	Undistributed profits

Items	At 30 June 2009	At 1 January 2009
Closing balance of last period	12,847,985,379	8,014,289,398
Add: retroactive adjustment from accounting policy change (Note IV.1)	(190,949,220)	(184,855,662)
Acquisition under common control	53,019,219	67,041,335
Opening balance	12,710,055,378	7,896,475,071

Add: Net profit for the year	1,903,947,505	6,323,984,340
Less: Appropriations to statutory common reserve fund	—	630,531,033
Distribution of dividend	1,967,360,000	836,128,000
Dividend payable to former substantial shareholder of Hua Ju Energy	34,965,000	43,745,000
Closing balance	12,611,677,883	12,710,055,378

including: proposed cash dividend	—	2,002,325,000

36.	Minority interest

Subsidiary	Proportion of minority interest	At 30 June 2009	At 1 January 2009
Shanxi Tianhao	0.15%	—	50,525
Yanmei Shipping	8.00%	1,108,418	928,292
Zhongyan Company	47.62%	3,874,454	3,835,760
Heze Neng Hua	3.33%	43,722,864	45,057,104
Hua Ju Energy	26.00%	166,048,564	149,857,060

Total		214,754,300	199,728,741

Note:	The owner’s equity caused by loss of Shanxi Tianchi and Shanxi Tianhao, the subsidiaries of the Group, is carried by the Company.

Interim Report 2009	102

YANZHOU COAL MINING COMPANY LIMITED

VIII.	NOTES TO CONSOLIDATION FINANCIAL STATEMENTS – CONTINUED

37.	Operation revenue and operation cost

Items	January-June 2009	January-June 2008
Principal operations	9,251,429,876	12,414,537,670
Other operations	412,445,017	499,171,330

Total	9,663,874,893	12,913,709,000

Principal operations cost	4,780,453,033	5,290,429,901
Other operations cost	457,324,664	542,347,237

Total	5,237,777,697	5,832,777,138

(1)	Principal operations – Classification by sector

	January-June 2009		January-June 2008
Items	Operation revenue	Operation cost	Operation revenue	Operation cost
Coal mining	9,021,376,615	4,586,456,326	12,229,609,109	5,121,684,657
Electricity power	103,761,318	84,131,070	63,697,805	48,026,129
Heating supply	9,824,893	4,246,667	5,444,061	2,653,869
Other	116,467,050	105,618,970	115,786,695	118,065,246

Total	9,251,429,876	4,780,453,033	12,414,537,670	5,290,429,901

(2)	Principal operations – Classification by product

	January-June 2009		January-June 2008
Items	Operation revenue	Operation cost	Operation revenue	Operation cost
Revenue from domestic sales of coal products	8,221,267,868	4,123,750,982	10,630,169,192	4,005,044,422
Revenue from export sales of coal products	580,816,018	253,166,298	833,655,252	389,259,695
Sales of coal purchased from other companies	219,292,729	209,539,046	765,784,665	727,380,540
Revenue from railway transportation services	116,467,050	105,618,970	115,786,695	118,065,246
Sales of electricity power	103,761,318	84,131,070	63,697,805	48,026,129
Sales of heating supply	9,824,893	4,246,667	5,444,061	2,653,869

Total	9,251,429,876	4,780,453,033	12,414,537,670	5,290,429,901

Interim Report 2009	103

YANZHOU COAL MINING COMPANY LIMITED

VIII.	NOTES TO CONSOLIDATION FINANCIAL STATEMENTS – CONTINUED

37.	Operation revenue and operation cost – continued

(3)	Principal operations – Classification by area

	January-June 2009		January-June 2008
Area	Operation revenue	Operation cost	Operation revenue	Operation cost
Domestic	8,670,613,858	4,527,286,735	11,580,882,418	4,901,170,206
International	580,816,018	253,166,298	833,655,252	389,259,695

Total	9,251,429,876	4,780,453,033	12,414,537,670	5,290,429,901

(4)	Total sales amount of the 5 largest customers in the first half in 2009 is RMB2,531.28 million, which accounts for 26% in total revenue.

38.	Operating taxes and surcharges

Items	Proportion	January-June 2009	January-June 2008
Business tax	3%, 5%	5,658,044	5,097,320
City construction tax	7%	86,538,224	83,228,773
Education fee	3%	37,909,043	47,866,103
Local education fee	1‰	11,920,220	—
Resource tax		60,947,585	60,098,721

Total		202,973,116	196,290,917

39.	Financial expenses

Items	January-June 2009	January-June 2008
Interest expenses	9,793,969	21,809,211
Less: interest income	96,933,055	52,623,358
Add: exchange loss	(89,381,773)	13,298,706
Add: other expenses	15,102,484	5,023,640

Total	(161,418,375)	(12,491,801)

Note:	Financial expenses of this period decreased by 1,192% compared with the same period of last year; mainly due to increase of exchange loss caused by change of exchange rate and interest income.

Interim Report 2009	104

YANZHOU COAL MINING COMPANY LIMITED

VIII.	NOTES TO CONSOLIDATION FINANCIAL STATEMENTS – CONTINUED

40.	Impairment loss

Items	January-June 2009	January-June 2008
Bad debt	59,156,941	28,374,527

Total	59,156,941	28,374,527

41.	Investment income

(1)	Sources of investment income

Items	January-June 2009	January-June 2008
Long-term equity investment income under equity method	43,814,566	(47,191,502)
Investment from disposal of long-term equity investment	—	2,389,284
Income of external entrust loan	—	132,230,000

Total	43,814,566	87,427,782

(2)	Long-term equity investment income under equity method

Items	January-June 2009	January-June 2008	Reason of change
Total	43,814,566	(47,191,502)
Including:
Huadian Zouxian Power Generation Co., Ltd.	43,814,566	(47,191,502)	The investee got a profit

42.	Non-operating income

Items	January-June 2009	January-June 2008
Gain on disposal of non-current assets	543,048	8,050,058
Including: gain on disposal of fixed assets	543,048	8,050,058
Government grant income	1,043,166	7,073,880
Other	2,651,233	908,718

Total	4,237,447	16,032,656

Note:	Government grant income

Interim Report 2009	105

YANZHOU COAL MINING COMPANY LIMITED

VIII.	NOTES TO CONSOLIDATION FINANCIAL STATEMENTS – CONTINUED

42.	Non-operating income – continued

Items	January-June 2009	January-June 2008	Approval number
Taxation reduce on product from comprehensive use of resources	1,043,166	7,073,880	Jiguoshuiliupizi [2009] No. 1
Total	1,043,166	7,073,880

43.	Non-operating expenses

Items	January-June 2009	January-June 2008
Loss on disposal of non-current assets	4,991,925	903,582
Including: loss on disposal of fixed assets	4,991,925	903,582
Donation expenditure	50,000	18,150,000
Other	2,008,620	1,969,100

Total	7,050,545	21,022,682

44.	Income taxes

(1)	Income taxes

Items	January-June 2009	January-June 2008
Current tax expense	868,989,463	1,580,396,608
Deferred tax expense	(206,429,693)	—

Total	662,559,770	1,580,396,608

Interim Report 2009	106

YANZHOU COAL MINING COMPANY LIMITED

VIII.	NOTES TO CONSOLIDATION FINANCIAL STATEMENTS – CONTINUED

44.	Income taxes – continued

(2)	Current tax expense

Items	Amount
Total profit of the year	2,596,536,213
Add: increase of tax adjustment	777,011,223
Less: decrease of tax adjustment	69,786,271
Taxable income of the year	3,303,761,165
Statutory income tax rate (25%)	25%
Income tax payable of the year	825,940,291
Add: other adjustment	43,049,172
Current tax expense	868,989,463

(3)	Income taxes decreased by 58%; mainly due to decrease of profit.

45.	Computation process of basic and diluted earnings per share

Items	No.	January-June 2009	January-June 2008
Net profit attributable to shareholders of the parent company	1	1,903,947,505	3,783,041,583
Extraordinary gain attributable to parent company	2	(2,109,823)	97,221,943
Net profit attributable to shareholders of the parent company, excluding extraordinary gain	3 = 1-2	1,906,057,328	3,685,819,640
Total shares at the beginning of the period	4	4,918,400,000	4,918,400,000
Shares added through reserves fund addition and shares dividend distribution addition (I)	5	—	—
Shares added by issuing and debt-to-equity (II)	6	—	—
Shares added (II) months from next month to the end of the period	7	—	—
Shares decreased by buy-back and shares shrink	8	—	—
Month from the next month to the end of the month	9	—	—
Duration the period	10	6	6
Weighted average of common shares issued	11 = 4+5+6×7÷10- 8×9÷10	4,918,400,000	4,918,400,000
Basic earning per share (I)	12 = 1÷11	0.3871	0.7692
Basic earning per share (II)	13 = 3÷11	0.3875	0.7494
Common shares interest with diluted potential which is recognized as expenses	14	—	—
Converting fee	15	—	—
Income tax rate	16	25%	25%
Shares added through stock warrant and option exertion	17	—	—
Diluted earning per share (I)	18 = [1+(14- 15)×(1- 16)]÷(11+17)	0.3871	0.7692
Diluted earning per share (II)	19 = [3+(14- 15)×(1- 16)]÷(11+17)	0.3875	0.7494

Interim Report 2009	107

YANZHOU COAL MINING COMPANY LIMITED

VIII.	NOTES TO CONSOLIDATION FINANCIAL STATEMENTS – CONTINUED

46.	Other comprehensive income

Items	January-June 2009	January-June 2008
Translation of overseas operation statements	127,232,776	4,096,074
AFS financial assets	90,726,693	(200,509,062)
Cash flow hedging	83,605,279	—

Subtotal	301,564,748	(196,412,988)
Income tax influence	(85,933,090)	48,898,443

Net	215,631,658	(147,514,545)
Amount transferred into profit and loss of the current period	(11,735,778)	—

Note:	Other comprehensive income increased by 246%, mainly due to the substantial increase of cash flow hedging, fair value of AFS financial assets and Australian dollar market rate.

47.	Cash flow

(1)	Cash and cash equivalents are including

Items	January-June 2009	January-June 2008
Cash	8,645,089,412	8,444,144,457
Including: cash on hand	724,924	729,162
Deposits that can be readily drawn on demand	8,641,388,890	8,440,854,170
Other currency that can be readily drawn on demand	2,975,598	2,561,125
Cash equivalents
Including: investment in bonds mature in three months		—
Cash and cash equivalents balance	8,645,089,412	8,444,144,457
Including: Cash and cash equivalents with limited use right by parent company or subsidiaries of the Group	3,125,702,148	1,250,999,680

Note:	The Company’s deposit RMB10,000,000 of Work Safety Expenses and RMB1,000,000 of Environmental Improvement Expenses; the amount RMB94,610,000 represents the deposits placed in banks secured for the future payment of land subsidence, restoration, rehabilitation and environmental costs of Austar under the request of Australia government; Fixed deposit of RMB3,012,030,000 of the Company and deposit of RMB8,060,000 placed in the back. The above mentioned limited amounts the group totals up to RMB3,125,700,000.

Interim Report 2009	108

YANZHOU COAL MINING COMPANY LIMITED

VIII.	NOTES TO CONSOLIDATION FINANCIAL STATEMENTS – CONTINUED

47.	Cash flow

(2)	Cash received/paid relating to operating activities/investment/finance activities 1) Other cash relating to operating activities

Items	January-June 2009	January-June 2008
Interest income	96,933,055	52,623,358
Government grants	1,043,166	7,073,880
Received cash from funds paid on other’s behalf	26,857,129	7,430,612

Total	124,833,350	67,127,850

2)	Other cash paid relating to operating activities

Items	January-June 2009	January-June 2008
Payments for selling and administrative expenses	676,415,014	698,853,576
Disposal of fixed assets	904,574	19,185,783
Others	95,164,126	64,686,705

Total	772,483,714	782,726,064

3)	Other cash paid relating to investing activities

Items	January-June 2009	January-June 2008
Addition of fixed certificates of deposit and restricted deposit	1,874,702,468	999,104,888
Total	1,874,702,468	999,104,888

Interim Report 2009	109

YANZHOU COAL MINING COMPANY LIMITED

VIII.	NOTES TO CONSOLIDATION FINANCIAL STATEMENTS – CONTINUED

47.	Cash flow – continued

(3)	Supplemental information of consolidated cash flow statement

Items	January-June 2009	January-June 2008
1. Reconciliation of net profit to net cash flow from operating activities
Net profit	1,931,258,064	3,789,983,297
Add: Provision of impairment of assets	59,156,941	28,374,527
Depreciation of fixed assets	759,099,749	612,774,370
Amortization of intangible assets	27,419,887	10,926,494
Amortization of long-term deferred expenses	1,252,260	(243,685)
Losses on disposal of fixed assets, intangible and other long-term assets (“-” represents gain)	4,448,878	(7,146,475)
Financial expenses (“-” represents gain)	9,793,969	21,809,211
Loss arising from investments (“-” represents gain)	(43,814,566)	(87,427,782)
Influence of deferred taxes assets (“-” represents increase)	(206,429,693)
Decrease in inventories (“-” represents increase)	172,109,162	(181,621,827)
Decrease in receivables under operating activities (“-” represents increase)	560,374,308	759,866,113
Increase in payables under operating activities (“-” represents decrease)	346,826,772	(482,978,895)

Net cash flow from operating activities	3,621,495,731	4,464,315,348

2. Changes in cash and cash equivalents
Cash, closing	8,645,089,412	8,457,879,149
Less: Cash, opening	8,444,144,457	5,735,100,500

Net addition in cash and cash equivalents	200,944,955	2,722,778,649

Interim Report 2009	110

YANZHOU COAL MINING COMPANY LIMITED

IX.	NOTES TO STATEMENTS OF FINANCIAL STATEMENTS OF THE PARENT COMPANY

1.	Accounts receivable

(1)	The risks analysis of accounts receivable

	At 30 June 2009			At 1 January 2009
Item	Amount RMB	%	Bad debt Provision	Amount RMB	%	Bad debt Provision
Individually significant amount	258,151,206	93.31%	10,326,048	401,620,296	94.25%	16,064,812
Individually insignificant amount with high risks after the combination of credit risk characteristics	10,158,402	3.67%	7,782,632	13,642,190	3.20%	12,787,175
Other insignificant amount	8,356,936	3.02%	272,711	10,858,740	2.55%	434,350

Total	276,666,544	100.00%	18,381,391	426,121,226	100.00%	29,286,337

(2)	The aging analysis of accounts receivable

	At 30 June 2009			At 1 January 2009
Item	Amount RMB	%	Bad debt provision	Amount RMB	%	Bad debt provision
Within 1 year	266,508,142	96.33%	10,598,759	412,479,036	96.80%	16,499,161
1 to 2 years	3,070,179	1.11%	874,745	1,221,449	0.29%	366,435
2 to 3 years	—	—	—	—	—	—
Over 3 years	7,088,223	2.56%	6,907,887	12,420,741	2.91%	12,420,741

Total	276,666,544	100.00%	18,381,391	426,121,226	100.00%	29,286,337

(3)	Accounts receivable due from shareholders of the Group holding more than 5% (including 5%) of the total shares are not included for the period.

(4)	Total balance of the five largest accounts receivables totals up to RMB234.31 million, which accounts for 85% of the total.

(5)	Accounts receivable due from related parties was RMB19.99 million, accounting for 7% of amount receivable.

Interim Report 2009	111

YANZHOU COAL MINING COMPANY LIMITED

IX.	NOTES TO STATEMENTS OF FINANCIAL STATEMENTS OF THE PARENT COMPANY – CONTINUED

1.	Accounts receivable – continued

(6)	Accounts receivable wrote of in current period

	Amount wrote off	Reason	Whether caused by related transactions
Items	(RMB)
Sales amount of coal	5,523,961	Long-outstanding not be able to recover	NO

2.	Other receivables

(1)	Aging analysis of other receivables

	At 30 June 2009			At 1 January 2009
Items	Amount RMB	%	Bad debt provision	Amount RMB	%	Bad debt Provision
Within 1 year	98,742,372	17.50%	1,584,313	316,448,464	57.58%	2,021,993
1 to 2 years	443,783,683	78.67%	65,617,500	211,547,243	38.49%	2,324,174
2 to 3 years	4,525,104	0.80%	2,262,552	4,758,262	0.87%	171,174
Over 3 years	17,074,877	3.03%	12,074,877	16,811,177	3.06%	11,811,177

Total	564,126,036	100.00%	81,539,242	549,565,146	100.00%	16,328,518

(2)	Risk analysis of other receivables

	At 30 June 2009			At 1 January 2009
Item	Amount RMB	%	Bad debt provision	Amount RMB	%	Bad debt provision
Individually significant amount	416,775,673	73.88%	59,999,999	413,195,170	75.19%	—
Individually insignificant amount with high risks after the combination of credit risk characteristics	17,074,877	3.03%	12,074,877	16,811,177	3.06%	11,811,177
Other insignificant amount	130,275,486	23.09%	9,464,366	119,558,799	21.76%	4,517,341

Total	564,126,036	100.00%	81,539,242	549,565,146	100.00%	16,328,518

Interim Report 2009	112

YANZHOU COAL MINING COMPANY LIMITED

IX.	NOTES TO STATEMENTS OF FINANCIAL STATEMENTS OF THE PARENT COMPANY – CONTINUED

2.	Other receivables – continued

(3)	There is no other receivables wrote off in this period

(4)	Account receivables due from shareholders of the Group holding more than 5% (including 5%) of the total shares

	At 30 June 2009		At 1 January 2009
Name of company	Amount of debt	Bad Debt Provision RMB	Amount of debt	Bad Debt Provision RMB
Yankuang Group	8,800,000	—	8,800,000	—

Total	8,800,000	—	8,800,000	—

(5)	Total balance of the five largest other receivables amounts to RMB397.44 million, which accounts for 70% of other receivables.

(6)	Foreign currency balance in other receivables

	At 30 June 2009			At 1 January 2009
Item	Original currency	Exchange rate	RMB equivalent	Original currency	Exchange rate	RMB equivalent
USD	31,717,390	6.8319	216,690,039	31,717,390	6.8346	216,775,674

Total	31,717,390	—	216,690,039	31,717,390	—	216,775,674

(7)	Other receivables due from related parties were RMB284.19 million by the end of the period, accounting for 50% of other receivables.

Interim Report 2009	113

YANZHOU COAL MINING COMPANY LIMITED

IX.	NOTES TO STATEMENTS OF FINANCIAL STATEMENTS OF THE PARENT COMPANY – CONTINUED

3.	Long-term equity investment

(1)	Long-term equity investment

Items	At 30 June 2009	At 1 January 2009
Long-term equity investments under cost method	4,176,073,346	3,749,557,098
Long-term equity investments under equity method	874,009,677	830,195,111

Long-term equity investments – Total	5,050,083,023	4,579,752,209

Less: provision for impairment
Long-term equity investments – net	5,050,083,023	4,579,752,209

(2)	Under cost method and equity method

Name of investees	Shares proportion	Ratio of voting share	Original amount	Opening balance	Additions	Closing Balance
Under cost method
Qingdao Zhongyan	52.38%	52.38%	1,100,000	2,709,903	—	2,709,903
Yanmei Shipping	92.00%	92.00%	3,430,000	10,575,733	—	10,575,733
Heze Neng Hua	96.67%	96.67%	1,450,000,000	1,424,343,543	—	1,424,343,543
Yancoal Australia Pty	100.00%	100.00%	403,281,954	403,281,954	—	403,281,954
Yulin Neng Hua	100.00%	100.00%	776,000,000	1,400,000,000	—	1,400,000,000
Shanxi Neng Hua	100.00%	100.00%	600,000,000	508,205,965	—	508,205,965
Zhejiang Jiangshan Concrete Co., Ltd	0.49%	0.49%	440,000	440,000	—	440,000
Hua Ju Energy	74.00%	74.00%	593,243,100	—	426,516,248	426,516,248

Subtotal			3,827,495,054	3,749,557,098	426,516,248	4,176,073,346

Under equity method
Huadian Zouxian Power Generation Co., Ltd.	30.00%	30.00%	900,000,000	830,195,111	43,814,566	874,009,677

Subtotal			900,000,000	830,195,111	43,814,566	874,009,677

Total			4,727,495,054	4,579,752,209	470,330,814	5,050,083,023

Interim Report 2009	114

YANZHOU COAL MINING COMPANY LIMITED

IX.	NOTES TO STATEMENTS OF FINANCIAL STATEMENTS OF THE PARENT COMPANY – CONTINUED

3.	Long-term equity investment – continued

(3)	Investment in associates and joint ventures

Name of investees	Registered location	Business nature	Shares proportion	Ratio of voting share	Net assets by the end of the period	Operating income for the current period	Net profit for the current period
Joint venture
Huadian Zouxian Power Generation Co., Ltd.	Tangcun, Zoucheng Shandong	Electricity power resources and related development	30%	30%	2,767,317,035	1,649,125,323	146,048,554

Total					2,767,317,035	1,649,125,323	146,048,554

(4)	No impairment occurred in long-term equity investment of the Company, so there is no provision.

4.	Operation revenue and operation cost

Items	2008	2007
Principal operations revenue	8,546,793,747	11,482,778,528
Other operations revenue	400,856,185	469,420,625

Total	8,947,649,932	11,952,199,153

Principal operations cost	4,552,945,897	4,867,696,777
Other operations cost	433,000,911	491,421,092

Total	4,985,946,808	5,359,117,869

(1)	Principal operations – Classification by business

	January-June 2009		January-June 2008
Items	Operation revenue	Operation cost	Operation revenue	Operation cost
Coal mining	8,430,326,697	4,447,326,926	11,366,991,833	4,749,631,531
Other	116,467,050	105,618,971	115,786,695	118,065,246

Total	8,546,793,747	4,552,945,897	11,482,778,528	4,867,696,777

Interim Report 2009	115

YANZHOU COAL MINING COMPANY LIMITED

IX.	NOTES TO STATEMENTS OF FINANCIAL STATEMENTS OF THE PARENT COMPANY – CONTINUED

4.	Operation revenue and operation cost – continued

(2)	Principal operations – Classification by product

	January-June 2009		January-June 2008
Items	Operation revenue	Operation cost	Operation revenue	Operation cost
Revenue from domestic sales of coal products	8,162,848,187	4,214,687,617	10,508,146,590	3,997,285,222
Revenue from export sales of coal products	48,185,781	23,100,263	93,060,579	24,965,769
Sales of coal purchased from other companies	219,292,729	209,539,046	765,784,664	727,380,540
Revenue from railway transportation services	116,467,050	105,618,971	115,786,695	118,065,246

Total	8,546,793,747	4,552,945,897	11,482,778,528	4,867,696,777

(3)	Principal operations – Classification by area

Area	January-June 2009		January-June 2008
	Operation revenue	Operation cost	Operation revenue	Operation cost
Domestic	8,498,607,966	4,529,845,634	11,389,717,949	4,842,731,008
International	48,185,781	23,100,263	93,060,579	24,965,769

Total	8,546,793,747	4,552,945,897	11,482,778,528	4,867,696,777

(4)	Total sales amount of the 5 largest customers in the period is RMB2,531.28 million, which accounts for 28% in total revenue.

Interim Report 2009	116

YANZHOU COAL MINING COMPANY LIMITED

IX.	NOTES TO STATEMENTS OF FINANCIAL STATEMENTS OF THE PARENT COMPANY – CONTINUED

5.	Investment income

(1)	Sources of investment income

Items	January-June 2009	January-June 2008
Long-term equity investment income under equity method	43,814,566	(47,191,500)
Income of entrust loan	133,002,877	221,157,931

Total	176,817,443	173,966,431

(2)	Long-term equity investment income under equity method

Item	January-June 2009	January-June 2008	Reason of change
Investment income from associates under equity method	43,814,566	(47,191,500)	Increase of profit

(3)	There is no major limit on recovery of investment income to the Group.

Interim Report 2009	117

YANZHOU COAL MINING COMPANY LIMITED

X.	SEGMENT REPORT

1.	Main report – business segment

(1)	Segment information in January-June 2009

Items	Coal mining business	Railway transportation business	Methanol and electricity business	Inter-segment elimination	Total
Total income	—	—	—	—	—
– External	9,432,308,792	116,467,050	115,099,050	—	9,663,874,893
– Inter-segment	128,112,416	34,756,799	355,497,522	(518,366,736)	—

Total	9,560,421,208	151,223,849	470,596,572	(518,366,736)	9,663,874,893

Items	Coal mining business	Railway transportation business	Methanol and electricity business	Inter-segment elimination	Total
Result of operation
Segment result of operation	4,238,029,904	12,085,963	175,981,329	—	4,426,097,196
Unallocated corporate expenses	—	—	—	—	(1,804,329,919)
Unallocated corporate income	—	—	—	—	(61,970,040)
Share of loss of an associate	—	—	43,814,566	—	43,814,566
Interest expenses	—	—	—	—	(9,793,969)
Profit before income taxes	—	—	—	—	2,593,817,834
Income taxes	—	—	—	—	(662,559,770)
Profit for the period	—	—	—	—	1,931,258,064

Interim Report 2009	118

YANZHOU COAL MINING COMPANY LIMITED

X.	SEGMENT REPORT – CONTINUED

1.	Main report – business segment – continued

(1)	Segment information in January-June 2009 – continued

	Coal mining business	Railway transportation business	Methanol and electricity business	Total
Assets	—	—	—	—
Segment assets	16,526,492,358	720,283,537	4,095,545,216	21,342,321,111
Investment of an associate	—	—	874,009,677	874,009,677
Unallocated corporate assets	—	—	—	12,000,965,414

Total	16,526,492,358	720,283,537	4,969,554,893	34,217,296,202

Liabilities
Segment liabilities	4,024,916,488	49,504,826	2,736,693,150	6,811,114,464
Unallocated corporate liabilities	—	—	—	900,411,879

Total	4,024,916,488	49,504,826	2,736,693,150	7,711,526,343

	Coal mining business	Railway transportation business	Methanol and electricity business	Headquarters	Total
Capital expenditures	741,035,402	—	112,095,308	1,508,673	854,639,383
Amortization of mining rights	18,843,516	—	—	—	18,843,516
Amortization of prepaid lease payments	7,552,626	—	1,023,745	—	8,576,371
Depreciation	642,538,135	46,048,130	67,736,114	2,777,370	759,099,749
Net profit from long-term assets sold	123,794	—	(4,572,671)	—	(4,448,877)
Reversal of Write-off	5,380,984	—	672,798	—	6,053,782

Interim Report 2009	119

YANZHOU COAL MINING COMPANY LIMITED

X.	SEGMENT REPORT – CONTINUED

1.	Main report – business segment – continued

(2)	Segment information in January-June 2009

Items	Coal mining business	Railway transportation business	Methanol and electricity business	Inter-segment elimination	Total
Total income
– External	12,615,934,648	148,269,062	149,505,290	—	12,913,709,000
– Inter-segment	22,691,258	32,482,367	266,824,633	(321,998,258)	—

Total	12,638,625,906	180,751,429	416,329,923	(321,998,258)	12,913,709,000

Items	Coal mining business	Railway transportation business	Methanol and electricity business	Inter-segment elimination	Total
Result of operation
Segment result of operation	6,947,680,673	62,686,183	70,565,006	—	7,080,931,862
Unallocated corporate expenses	—	—	—	—	(1,608,186,694)
Unallocated corporate income	—	—	—	—	(33,364,553)
Share of loss of an associate	—	—	(47,191,500)	—	(47,191,500)
Interest expenses	—	—	—	—	(21,809,210)
Profit before income taxes	—	—	—	—	5,370,379,905
Income taxes	—	—	—	—	(1,580,396,608)
Profit for the period	—	—	—	—	3,789,983,297

Interim Report 2009	120

YANZHOU COAL MINING COMPANY LIMITED

X.	SEGMENT REPORT – CONTINUED

1.	Main report – business segment – continued

(2)	Segment information in January-June 2009 – continued

	Coal mining business	Railway transportation business	Methanol and electricity business	Total
Assets
Segment assets	15,862,093,498	779,795,218	3,679,468,445	20,321,357,161
Investment of an associate	—	—	850,370,268	850,370,268
Unallocated corporate assets	—	—	—	9,516,990,984

Total	15,862,093,498	779,795,218	4,529,838,713	30,688,718,413

Liabilities
Segment liabilities	4,305,680,361	25,996,446	2,564,842,105	6,896,518,913
Unallocated corporate liabilities	—	—	—	864,852,681

Total	4,305,680,361	25,996,446	2,564,842,105	7,761,371,594

	Coal mining business	Railway transportation business	Methanol and electricity business	Headquarters	Total
Capital expenditures	1,576,113,213	—	289,892,922	1,840,126	1,867,846,261
Amortization of mining rights	1,945,658	—	—	—	1,945,658
Amortization of prepaid lease payments	8,154,093	—	615,711	—	8,769,804
Depreciation	577,430,338	43,621,529	54,919,170	2,049,544	678,020,581
Net profit from long-term assets sold	—	—	—	—	—
Reversal of Write-off	7,146,475	—	—	—	7,146,475

Interim Report 2009	121

YANZHOU COAL MINING COMPANY LIMITED

XI.	RELATIONSHIP OF RELATED PARTIES AND THEIR TRANSACTIONS

i.	RELATIONSHIP OF RELATED PARTIES

1.	Parent Company

(1)	Basic information of parent company

Parent Company	Type of ownership	Registration address	Statutory representative	Business nature	Ultimate control party
Yankuang Group	State-owned	Zoucheng, Shandong	Geng Jiahuai	Industry processing	Shandong State-owned Assets Supervision and Administration Commission

(2)	The registered capital of the Parent Company and its changes.

Parent Company	At 1 January 2009	Addition	Reversals	At 30 June 2009
Yankuang Group	3,353,388,000	—	—	3,353,388,000

(3)	The proportion and changes of equity interest of the parent company

	Shareholding amount		Shares proportion		Ratio of voting share
Parent Company	At 30 June 2009	At 1 January 2009	At 30 June 2009	At 1 January 2009	At 30 June 2009	At 1 January 2009
Yankuang Group	2,600,000,000	2,600,000,000	52.86%	52.86%	52.86%	52.86%

Interim Report 2009	122

YANZHOU COAL MINING COMPANY LIMITED

XI.	RELATIONSHIP OF RELATED PARTIES AND THEIR TRANSACTIONS – CONTINUED

i.	RELATIONSHIP OF RELATED PARTIES – continued

2.	Subsidiaries

(1)	Basic information of subsidiaries

Subsidiaries	Type of ownership	Type of enterprise	Registration address	Statutory representative	Business nature
Qingdao Free Trade Zone Zhongyan Trade Co., Ltd	holding subsidiary	limited liability	Shandong	Fan Qingqi	Trade and storage

Yanzhou Coal Mining Yulin Neng Hua Co., Ltd	wholly-owned subsidiary	limited liability	Shaanxi	Yang Deyu	Production and sales of methanol and acetic acid

Yancoal Australia Pty Limited	wholly-owned subsidiary	limited liability	Australia		Investment and shareholding

Austar Coal Mine Pty Limited	wholly-owned subsidiary	limited liability	Australia		Coal mining and sales

Yanmei Heze Neng Hua Co., Ltd	holding subsidiary	limited liability	Shandong	Wang Xin	Coal mining and sales

Yankuang Shanxi Neng Hua Co., Ltd	wholly-owned subsidiary	limited liability	Shanxi	Qu Tianzhi	Thermoelectricity investment, coal technology service

Shanxi Heshun Tianchi Energy Co., Ltd	holding subsidiary	limited liability	Jinzhong	Ren Yi	Intensive process of coal product

Shanxi Tianhao Chemicals Co., Ltd	holding subsidiary	limited liability	Shanxi	Yin Mingde	Production and sales of methanol and coals

Shandong Yanmei Shipping Co., Ltd.	holding subsidiary	limited liability	Shandong	Wang Xinkun	Freight transportation and coal sales

Shandong Hua Ju Energy Company Ltd.	holding subsidiary	limited liability	Shandong	Zhao Zengyu	Electricity generating by coal slurry and gangue, electricity sales to the grid, comprehensive use of waste heat

Interim Report 2009	123

YANZHOU COAL MINING COMPANY LIMITED

XI.	RELATIONSHIP OF RELATED PARTIES AND THEIR TRANSACTIONS – CONTINUED

i.	RELATIONSHIP OF RELATED PARTIES – continued

2.	Subsidiaries – continued

(2)	The registered capital of the Parent Company and its changes.

Subsidiaries	At 1 January 2009	Addition	Reversal	At 30 June 2009
Qingdao Free Trade Zone Zhongyan Trade Co., Ltd	RMB2.1 million	—	—	RMB2.1 million
Yanzhou Coal Mining Yulin Neng Hua Co., Ltd	RMB1,400 million		—	RMB1,400 million
Yancoal Australia Pty Limited	AUD 64 million	—	—	AUD 64 million
Austar Coal Mine Pty Limited.	AUD 64 million	—	—	AUD 64 million
Yanmei Heze Neng Hua Co., Ltd	RMB1,500 million	—	—	RMB1,500 million
Yankuang Shanxi Neng Hua Co., Ltd	RMB600 million	—	—	RMB600 million
Shanxi Heshun Tianchi Energy Co., Ltd	RMB90 million	—	—	RMB90 million
Shanxi Tianhao Chemicals Co., Ltd	RMB150 million	—	—	RMB150 million
Shandong Yanmei Shipping Co., Ltd.	RMB5.5 million	—	—	RMB5.5 million
Shandong Hua Ju Energy Company Ltd.	RMB288.59 million	—	—	RMB288.59 million

Interim Report 2009	124

YANZHOU COAL MINING COMPANY LIMITED

XI.	RELATIONSHIP OF RELATED PARTIES AND THEIR TRANSACTIONS – CONTINUED

i.	RELATIONSHIP OF RELATED PARTIES – continued

2.	Subsidiaries – continued

(3)	The proportion and changes of equity interest of subsidiaries

	Shareholding amount		Shares proportion		Ratio of voting share
Subsidiaries	At 30 June 2009	At 1 January 2009	At 30 June 2009	At 1 January 2009	At 30 June 2009	At 1 January 2009
	RMB’000	RMB’000
Qingdao Free Trade Zone Zhongyan Trade Co., Ltd	1,100	1,100	52.38%	52.38%	52.38%	52.38%

Yanzhou Coal Mining Yulin Neng Hua Co., Ltd	1,400,000	776,000	100.00%	97.00%	100.00%	97.00%

Yancoal Australia Pty Limited	AUD 64 million	AUD 64 million	100.00%	100.00%	100.00%	100.00%

Austar Coal Mine Pty Limited.	AUD 64 million	AUD 64 million	100.00%	100.00%	100.00%	100.00%

Yanmei Heze Neng Hua Co., Ltd	1,450,000	1,450,000	96.67%	96.67%	96.67%	96.67%

Yankuang Shanxi Neng Hua Co., Ltd	600,000	600,000	100.00%	100.00%	100.00%	100.00%

Shanxi Heshun Tianchi Energy Co., Ltd	73,180	73,180	81.31%	81.31%	81.31%	81.31%

Shanxi Tianhao Chemicals Co., Ltd	149,770	149,770	99.85%	99.85%	99.85%	99.85%

Shandong Yanmei Shipping Co., Ltd.	5,060	5,060	92.00%	92.00%	92.00%	92.00%

Shandong Hua Ju Energy Company Ltd.	21,357	0	74.00%	0.00%	74.00%	0.00%

Interim Report 2009	125

YANZHOU COAL MINING COMPANY LIMITED

XI.	RELATIONSHIP OF RELATED PARTIES AND THEIR TRANSACTIONS – CONTINUED

i.	RELATIONSHIP OF RELATED PARTIES – continued

3.	Joint venture and associated company

(1)	Joint venture and associated company

Joint venture and associated company	Type of enterprise	Registration address	Statutory representative	Business nature	Registered capital	Shares proportion	Ratio of voting share	Registered No.
Huadian Zouxian Power Generation Co., Ltd.	limited liability	Zoucheng	Zhong Tonglin	Electricity power	RMB3 billion	30%	30%	66930776-8

(2)	Financial information

				January-June 2009
Joint venture and associated company	Assets	At 30 June 2009 Liabilities	Equity	Operating revenue	Net profit
Huadian Zouxian Power Generation Co., Ltd.	7,180,563,061	4,267,197,472	2,913,365,589	1,649,125,323	146,048,554

ii.	RELATED PARTY TRANSACTIONS

1.	Materials purchasing

Names of related parties	Type of related party transactions	Pricing principle of related party transactions	January-June 2009		January-June 2008
			Amount	Proportion	Amount	Proportion
Yankuang Group and its affiliates	Materials purchasing	Market prices or agreed prices	219,883,949	23%	204,827,662	22%

Interim Report 2009	126

YANZHOU COAL MINING COMPANY LIMITED

XI.	RELATIONSHIP OF RELATED PARTIES AND THEIR TRANSACTIONS – CONTINUED

ii.	RELATED PARTY TRANSACTIONS – continued

2.	Goods sales

Names of related parties	Type of related party transactions	Pricing principle of related party transactions	January-June 2009		January-June 2008
			Amount	Proportion	Amount	Proportion
Yankuang Group and its affiliates	Coal sales	Market prices or agreed prices	614,963,578	7%	586,853,000	5%
Yankuang Group and its affiliates	Materials sales and services	Market prices or agreed prices	151,378,672	57%	202,609,000	43%
Yankuang Group and its affiliates	Electricity and heating supply	Market prices or agreed prices	102,611,874	21%	109,515,575	31%

3.	Guarantee

Assurance Provider	Secured party	Amount guaranteed	Guarantee day forward from	Guarantee maturity date	Completion
Yankuang Group	Shanxi Neng Hua	RMB247 million	23 December 2005	19 February 2018	No

4.	Assets acquisition from related party

(1)	Acquisition of Jining III

On 1 January 2001, the Company acquired Jining III according to the “Agreement for Acquisition of Jining III” signed with Yankuang Group at the consideration of RMB2,450.9 million and mining rights of RMB132.48 million totally RMB2,583.38 million.

By 30 June 2009, the Company had paid RMB2,556.88 million to Yankuang Group for the above acquisition, including the consideration of RMB2450.9million and the mining rights of RMB105.98million.

According to the agreement, the Company will pay the interest-free consideration for the cost of mining rights over ten years by equal instalments before 31 December of each year commencing from year 2001. The Company is scheduled to pay for the mining rights of RMB13.248million as the ninth instalment before 31 December 2009.

The consideration for the acquisition is determined according to revaluation price.

Interim Report 2009	127

YANZHOU COAL MINING COMPANY LIMITED

XI.	RELATIONSHIP OF RELATED PARTIES AND THEIR TRANSACTIONS – CONTINUED

ii.	RELATED PARTY TRANSACTIONS – continued

4.	Assets acquisition from related party – continued

(2)	Acquisition of Hua Ju Energy

In this reporting period, the Company acquired 74% equity interest in Hua Ju Energy held by Yankuang Group with a consideration of RMB593.2 million. The consideration was determined on the basis of the assessed net assets value of Hua Ju Energy in Assessment Report on Intending Transferred Equity Interest in Shandong Hua Ju Energy Company Ltd. Held by Yankuang Group Co., Ltd. (Zhongweihuadechengpingbaozi (2008) No.1146). The transfer has been approved by State-owned Assets Supervision and Administration Commission of Shandong Provincial Government, the Company has fully paid the consideration and the process of transfer has been completed. Stated in Note VII, this transaction constituted an acquisition under common control.

5.	Transaction with key management

Total amount of salaries paid to key management (including salaries, welfare and subsidies paid in the form of cash, goods and others), for the period ended 30 June 2009 is RMB2,780,000. RMB1,910,000 was paid as compared with same period in 2008.

6.	Free use of trade mark

The trade mark of the Company, registered and owned by controlling shareholder, can be freely used by the Company.

Interim Report 2009	128

YANZHOU COAL MINING COMPANY LIMITED

XI.	RELATIONSHIP OF RELATED PARTIES AND THEIR TRANSACTIONS – CONTINUED

ii.	RELATED PARTY TRANSACTIONS – continued

7.	Other transactions

Pursuant to an agreement signed between the Company and Yankuang Group, Yankuang Group manages the social insurances of the two companie. Amount charged to expenses of the Company for the period ended 30 June 2009 and 2008 are RMB370.48 million and RMB348.28 million respectively.

Yankuang Group manages the retired personnel, retirement benefits expenses are determined by the Company within the contracted limit. Amount charged to expenses of the Company for the period ended

30 June 2009 and 2008 are RMB248.27 million and RMB153.56 million respectively.

Pursuant to an agreement signed by the Company and Yankuang Group, the department and subsidiaries of Yankuang Group provided the following services and charged related service fees during the year, and the transaction prices were determined by market price, government price and agreement price:

		(RMB’000)

Items	January-June 2009	January-June 2008
Construction service	7,801	3,752
Road transportation fee	3,618	4,387
Gas and heating expenses	1,690	1,300
Buildings management fee	8,250	6,350
Technicians training fee	1,300	1,000
Repairs service	7,094	10,136
Public facilities expenses	995	585
Employee’ benefits	6,833	4,423
Others	3,490	2,685

Subtotal	41,071	34,618

During the period of 2008 and 2007, the Company and Yankuang Group have made payments or collected receipts to or from individual third party or government authorities on behalf of each other, in respect of goods purchased, services received, other expenses. These payments and receipts made on behalf of the other have been recorded in other payables.

Interim Report 2009	129

YANZHOU COAL MINING COMPANY LIMITED

XI.	RELATIONSHIP OF RELATED PARTIES AND THEIR TRANSACTIONS – CONTINUED

iii.	Amount due to or from related party

1.	Notes receivables

Related parties	At 30 June 2009	At 1 January 2009
Parent company	10,000,000	300,000
Other enterprises under the control of the same parent company	146,145,399	198,969,582

Total	156,145,399	199,269,582

2.	Accounts receivables

Related parties	At 30 June 2009	At 1 January 2009
Other enterprises under the control of the same parent company	19,986,597	6,030,040

Total	19,986,597	6,030,040

3.	Prepayment

Related parties	At 30 June 2009	At 1 January 2009
Other enterprises under the control of the same parent company	—	6,000,000

Total	—	6,000,000

4.	Other receivables

Related parties	At 30 June 2009	At 1 January 2009
Parent company	10,491,789	61,369,919
Other enterprises under the control of the same parent company	8,811,252	11,408,559

Total	19,303,041	72,778,478

Interim Report 2009	130

YANZHOU COAL MINING COMPANY LIMITED

XI.	RELATIONSHIP OF RELATED PARTIES AND THEIR TRANSACTIONS – CONTINUED

iii.	Amount due to or from related party – continued

5.	Other current assets

Related parties	At 30 June 2009	At 1 January 2009
Parent company	—	25,245,906

Total	—	25,245,906

6.	Short-term loan

Related parties	At 30 June 2009	At 1 January 2009
Parent company	—	120,000,000

Total	—	120,000,000

7.	Notes payable

Related parties	At 30 June 2009	At 1 January 2009
Other enterprises under the control of the same parent company	1,967,708	15,321,244

Total	1,967,708	15,321,244

8.	Accounts payable

Related parties	At 30 June 2009	At 1 January 2009
Other enterprises under the control of the same parent company	43,797,108	43,501,564

Total	43,797,108	43,501,564

Interim Report 2009	131

YANZHOU COAL MINING COMPANY LIMITED

XI.	RELATIONSHIP OF RELATED PARTIES AND THEIR TRANSACTIONS – CONTINUED

iii.	Amount due to or from related party – continued

9.	Advances from related parties

Related parties	At 30 June 2009	At 1 January 2009
Other enterprises under the control of the same parent company	100,629,073	43,435,575

Total	100,629,073	43,435,575

10.	Other payables

Related parties	At 30 June 2009	At 1 January 2009
Parent company	556,431,369	572,641,496

Other enterprises under the control of the same parent company	154,725,362	498,631,907

Total	711,156,731	1,071,273,403

11.	Long-term payables mature within one year

Related parties	At 30 June 2009	At 1 January 2009
Parent company	12,648,464	12,648,464

Total	12,648,464	12,648,464

12.	Long-term payables

Related parties	At 30 June 2009	At 1 January 2009
Parent company	12,031,276	12,031,276

Total	12,031,276	12,031,276

Interim Report 2009	132

YANZHOU COAL MINING COMPANY LIMITED

XII.	CONTINGENCY

By 30 June 2009, the Group has no contingency.

XIII.	CAPITAL COMMITMENTS

1.	Ongoing investment agreement and related financial expenditure

The Company entered into an agreement with two independent third parties to establish a company to operate Yulin Yushuwan Coal Mine in Shaanxi. Pursuant to agreement, the Company shall pay RMB196.80 million (see Note VIII.18), and the Company has paid RMB117.93 million. By 30 June 2009, RMB78.87 million is still not paid by the Company. Related formalities are still in progress.

2.	By 30 June 2009, long-term purchase of assets expenditure contracted for but not paid are as follows (RMB’000):

Commitments	30 June 2009	31 December 2008
Recognition for coal mines management of Shandong Province to be paid to secure for the environment protection work done by the Company	797,200	797,200
Capital expenditure	170,700	142,400

Total	967,920	939,600

3.	Except for the above stated commitments, the Company has no other significant commitments to claim by 30 June 2009.

Interim Report 2009	133

YANZHOU COAL MINING COMPANY LIMITED

XIV.	EVENTS AFTER BALANCE SHEET DATE

1.	In July 2009, the Company entered a contract with Shandong Chuangye Investment Development Co., Ltd, Jining Shengdi Investment Management Co., Ltd and natural person Wu Zenghua to acquire 61.02 million shares of Hua Ju Energy at the price of RMB2.8353 per share, and the total consideration was RMB173.01 million. By the publishing date of this report, the consideration has been paid and the transactional process has been completed.

2.	On 13 August 2009, the Company announced that a binding Scheme Implementation Agreement was entered into with Felix Resources Limited, a corporation incorporated in Australia with shares listed on ASX. According to the agreement, the Company will acquire all equity interest in Felix at the price of AUD 16.95 per share. The total Scheme Consideration for the Transaction will be approximately AUD3,333 million (equivalent to approximately RMB18.951 billion). The implementation of the Transaction is conditional upon the satisfaction or waiver of the Conditions specified in the Scheme Implementation Agreement, which include but are not limited to obtaining the approvals of the Shareholders, the Federal Court of Australia and PRC relevant regulatory authorities in respect of the Transaction and as described in the Scheme Implementation Agreement. Felix are mainly engaged in exploring and extracting coal resources, operating, identifying, acquiring and developing resource related projects that primarily focus on coal in Australia. By the reporting date, the transactional process has not been completed.

3.	Except for the above stated events, the Group has no other significant events after balance sheet day to claim.

XV.	OTHER IMPORTANT EVENTS

1.	Mining rights

According to the Mining Rights Agreement signed between the Company and the Group in October, 1997 and supplementary agreement signed in February, 1998, an annual fee as compensation for mining rights of five coal mines owned by the Group is RMB12.98million which is subject to new regulations after a ten-year period if they comes out.

Pursuant to Implement Scheme about Experimental Units of Coal Mining Rights Paid which was approved by the State Council and jointly issued by the Ministry of Finance, State Resources Department and Development and Reformation Committee in September, 2006, despite free mining rights developed and invested by the country, enterprises should pay mining price on the base of reevaluation on remaining resource reserves. Shandong Province is one of the experimental provinces carrying paid mining rights. By the reporting day, the Company has been making an assessment on remaining reserves. Pursuant to decision made in the sixth meeting of the Forth Board, compensation fee of RMB5 is accrued at per ton raw coal minded since 1 January 2008 for the five coal mines owned by the Company, which is subject to detailed scheme when it comes out. RMB135.14million has been accrued according to this criterion during the period from 1 January 2008 to 31 December 2008. RMB80.43million has been accrued according to this criterion during the period from 1 January 2009 to 30 June 2009.

Interim Report 2009	134

YANZHOU COAL MINING COMPANY LIMITED

XVI.	SUPPLEMENT

1.	Differences regulation of net profit and net assets

	Equity attributable to parent company shareholders		Net profit attributable to parent company shareholders
Items	At 30 June 2009	At 1 January 2009	January-June 2009	January-June 2008
As per the financial statements prepared under IFRS	27,029,086,926	26,755,126,084	2,025,689,238	3,912,640,577
1) Business combination adjustment under common control (Note 1)	(611,295,144)	14,451,921	3,026,732	23,427,499
2) Special reserve (Note 2)	(641,698,523)	(717,103,397)	(128,452,274)	(167,960,406)
3) Deferred tax effect (Note 3)	529,794,638	521,377,158	8,552,869	16,003,152
4) Others	(14,872,338)	(8,950,034)	(4,869,060)	(1,069,239)
As per PRC CASs	26,291,015,559	26,564,901,732	1,903,947,505	3,783,041,583

Note 1:	Pursuant to PRC CASs, when relevant assets and subsidiaries purchased from Yankuang Group come into combination with enterprises under the common control, assets and liabilities of acquiree should be measured based on book value on the date of acquisition. The difference of book value of net assets acquired by the Company and consolidation price paid was adjusted as capital reserves. While pursuant to IFRS, acquirees recognize identifiable assets, liabilities and contingent liabilities according to the fair value on the date of acquisition. When the cost of a business combination exceeds the acquirer’s interest in the fair value of the acquiree’s identifiable asset, liabilities and contingent liabilities, the difference shall be recognized as goodwill.

Furthermore, in accordance with CASs, for acquisition under common control, when preparing the consolidated financial statements of the acquiring period, the opening balance of the consolidated balance sheet and related items in comparative financial statements should be adjusted, regarding that the reporting entity existing before the current period. While according to IFRS, the opening balance of consolidated balance sheet and related items in comparative financial statements would not be adjusted.

Note 2:	As stated in Note V.19, in accordance with relevant regulations of the Chinese authorities, the company has to accrue for special reserve like Weijianfei, Work Safety expenses ect, which are presented in cost of expenses of the period and the amount that has been accrued but not used are presented in special reserve of owner’s equity. Fixed assets purchased with special reserve, are presented in related assets and full amount carryover accumulated depreciation. On the basis of IFRS, expenses are confirmed when it occurs in the period, and relevant capital expenditures are confirmed as fixed assets when occurs and depreciated following corresponding depreciating method.

Note 3:	The differences between the above mentioned standards bring differences in tax and influence of minority equity.

Interim Report 2009	135

YANZHOU COAL MINING COMPANY LIMITED

XVI.	SUPPLEMENT – CONTINUED

2.	Extraordinary gain

Pursuant to Explanation to Information Disclosure and Presentation Rules for Companies Making Public Offering No.1 Extraordinary Gain, extraordinary gain of the Company is as follows:

Items	January-June 2009	January-June 2008
Gain and loss from disposal of non current assets	(4,448,877)	7,146,476
Government subsidies	1,043,166	7,073,880
Net of gains and losses from entrusted loam	—	132,230,000
Other net non-business revenues and expenses excluding the above items	592,613	(19,210,382)
Others	—	2,389,284

Subtotal	(2,813,098)	129,629,258

Less: taxes effect	703,275	(32,407,315)

Net extraordinary gain-total	(2,109,823)	97,221,943

including: attributable to shareholders of the parent company	(2,109,823)	97,221,943

3.	Return on net assets and earnings per share

Pursuant to Information Disclosure and Presentation Rules for Companies Making Public Offering No. 9 computation and disclosure of Return on net assets and earnings per share issued by China Securities Regulatory Commission, the diluted/weighted average return on net assets and earnings per share of the Company are as follows:

(1)	The current period

	Return on net assets		Earnings per share
Profit during the report period	Diluted	Weighted average	Earnings per share, basic	Diluted earnings per share
Net profit attributable to shareholders of the parent company	7.18%	6.92%	0.3871	0.3871

Net profit attributable to shareholders of the parent company, excluding extraordinary gain	7.19%	6.93%	0.3875	0.3875

Interim Report 2009	136

YANZHOU COAL MINING COMPANY LIMITED

XVI.	SUPPLEMENT – CONTINUED

3.	Return on net assets and earnings per share – CONTINUED

(2)	The last period

	Return on net assets		Earnings per share
Profit during the report period	Diluted	Weighted average	Earnings per share	Diluted earnings per share
Net profit attributable to shareholders of the parent company	16.63%	16.25%	0.7692	0.7692

Net profit attributable to shareholders of the parent company, excluding extraordinary gain	16.20%	15.83%	0.7494	0.7494

XVII.	APPROVE OF FINANCIAL STATEMENTS

The financial statements have been approved by board of directors on 21 August 2009.

Interim Report 2009	137

YANZHOU COAL MINING COMPANY LIMITED

CONDENSED CONSOLIDATED STATEMENT OF INCOME

FOR THE SIX MONTHS ENDED 30 JUNE 2009

		Six months ended 30 June
	Notes	2009	2008
		RMB’000 (unaudited)	RMB’000 (unaudited)
Gross sales of coal	5	8,829,078	12,065,436
Railway transportation service income		112,587	111,931
Gross sales of electricity power		101,817	—
Gross sales of heat supply		7,380	—

Total revenue		9,050,862	12,177,367
Transportation costs of coal	5	(186,833)	(219,511)
Cost of sales and service provided	6	(4,437,963)	(5,172,474)
Cost of electricity power		(84,131)	—
Cost of heat supply		(4,246)	—

Gross profit		4,337,689	6,785,382
Selling, general and administrative expenses		(1,840,102)	(1,422,260)
Share of profit/(loss) of an associate		43,815	(47,192)
Other income	7	198,685	194,152
Interest expenses	8	(20,844)	(15,827)

Profit before income taxes	9	2,719,243	5,494,255
Income taxes	10	(671,112)	(1,580,496)

Profit for the period		2,048,131	3,913,759

Equity attributable to:
Equity holders of the Company		2,025,690	3,912,641
Minority interests		22,441	1,118

		2,048,131	3,913,759

Earnings per share, basic	12	RMB0.41	RMB0.80

Earnings per ADS, basic	12	RMB4.12	RMB7.96

Interim Report 2009	138

YANZHOU COAL MINING COMPANY LIMITED

CONDENSED CONSOLIDATED STATEMENT OF COMPREHENSIVE INCOME

FOR THE SIX MONTHS ENDED 30 JUNE 2009

	Six months ended 30 June
	2009	2008
	RMB’000	RMB’000
	(unaudited)	(unaudited)
Profit for the period	2,048,131	3,913,759
Other comprehensive income (after income tax):

Available-for-sale investment:
Change in fair value	90,727	(200,509)
Deferred taxes	(22,682)	50,127

	68,045	(150,382)

Cash flow hedge:
Cash flow hedge reserve recognized	87,408	—
Deferred taxes	(28,883)	—

	58,525	—

Exchange difference arising on translation of foreign operations	89,063	2,861

Other comprehensive income/(loss) for the period	215,633	(147,521)

Total comprehensive income for the period	2,263,764	3,766,238

Equity attributable to:
Equity holders of the Company	2,241,323	3,765,120
Minority interests	22,441	1,118

	2,263,764	3,766,238

Interim Report 2009	139

YANZHOU COAL MINING COMPANY LIMITED

CONDENSED CONSOLIDATED BALANCE SHEET

AT 30 JUNE 2009

	Notes	At 30 June 2009	At 31 December 2008
		RMB’000	RMB’000
		(unaudited)	(audited)
ASSETS

CURRENT ASSETS
Bank balances and cash		8,645,119	8,439,578
Term deposits		3,011,995	1,153,385
Restricted cash	13	19,066	18,823
Bills and accounts receivable	14	2,202,836	2,977,266
Inventories		651,101	819,599
Prepayments and other receivables	15	1,694,464	1,567,210
Prepaid lease payments		16,972	15,296
Prepayment for resources compensation fees	16	2,559	3,240
Derivative financial instruments		66,840	—

TOTAL CURRENT ASSETS		16,310,952	14,994,397

NON-CURRENT ASSETS
Mining rights	18	1,031,502	1,039,707
Prepaid lease payments		692,518	628,119
Prepayment for resources compensation fees	16	14,919	15,490
Property, plant and equipment	19	14,743,357	14,149,446
Goodwill		500,342	298,650
Investments in securities	20	260,796	139,887
Interests in an associate		874,010	830,195
Restricted cash	13	94,612	78,791
Deposit made on investment		117,926	117,926
Deferred tax assets	22	199,962	46,023

TOTAL NON CURRENT ASSETS		18,529,944	17,344,234

TOTAL ASSETS		34,840,896	32,338,631

Interim Report 2009	140

YANZHOU COAL MINING COMPANY LIMITED

CONDENSED CONSOLIDATED BALANCE SHEET – CONTINUED

AT 30 JUNE 2009

	Notes	At 30 June 2009	At 31 December 2008
		RMB’000	RMB’000
		(unaudited)	(audited)
LIABILITIES AND SHAREHOLDERS’ EQUITY

CURRENT LIABILITIES
Bills and accounts payable	21	743,328	910,127
Other payables and accrued expenses		4,616,688	2,698,256
Provision for land subsidence, restoration, rehabilitation and environmental costs	17	967,365	450,979
Amounts due to Parent Company and its subsidiary companies	25	683,169	706,328
Unsecured bank borrowings – due within one year		82,000	82,000
Derivative financial instruments		—	29,435
Taxes payable		286,633	419,866

TOTAL CURRENT LIABILITIES		7,379,183	5,296,991

NON-CURRENT LIABILITIES
Amounts due to Parent Company and its subsidiary companies – due after one year	25	3,626	7,253
Unsecured bank borrowings – due after one year		165,000	176,000
Deferred tax liabilities	22	42,501	41,777

TOTAL NON CURRENT LIABILITIES		211,127	225,030

TOTAL LIABILITIES		7,590,310	5,522,021

CAPITAL AND RESERVES	23
SHARE CAPITAL		4,918,400	4,918,400
RESERVES		22,110,687	21,836,724

EQUITY ATTRIBUTABLE TO EQUITY HOLDERS OF THE COMPANY		27,029,087	26,755,124
MINORITY INTEREST		221,499	61,486

TOTAL EQUITY		27,250,586	26,816,610

TOTAL LIABILITIES AND EQUITY		34,840,896	32,338,631

Interim Report 2009	141

YANZHOU COAL MINING COMPANY LIMITED

CONDENSED CONSOLIDATED STATEMENT OF CHANGES IN EQUITY

FOR THE SIX MONTHS ENDED 30 JUNE 2009

	Share capital	Share premium	Future development fund	Statutory common reserve fund	Translation reserve	Investment revaluation reserve	Cash flow hedge reserve	Retained earnings	Attributable to equity holders of the Company	Minority interest	Total
	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000
			(note 23)	(note 23)
Balance at 1 January 2008	4,918,400	2,981,002	2,587,105	2,037,940	(13,942)	260,179	—	8,646,853	21,417,537	71,075	21,488,612
Total comprehensive income for the period (unaudited)	—	—	—	—	2,861	(150,382)	—	3,912,641	3,765,120	1,118	3,766,238
Appropriations to reserves (unaudited)	—	—	101,486	—	—	—	—	(101,486)	—	—	—
Dividends (unaudited)	—	—	—	—	—	—	—	(836,128)	(836,128)	—	(836,128)
Acquisition of additional interest in the equity of a subsidiary (unaudited)	—	—	—	—	—	—	—	—	—	2,506	2,506

Balance at 30 June 2008	4,918,400	2,981,002	2,688,591	2,037,940	(11,081)	109,797	—	11,621,880	24,346,529	74,699	24,421,228

Balance at 1 January 2009	4,918,400	2,981,002	2,969,324	2,823,175	(115,169)	57,949	(11,736)	13,132,179	26,755,124	61,486	26,816,610
Total comprehensive income for the period (unaudited)	—	—	—	—	89,063	68,045	58,525	2,025,690	2,241,323	22,441	2,263,764
Appropriations to reserves (unaudited)	—	—	222,538	—	—	—	—	(222,538)	—	—	—
Dividends (unaudited)	—	—	—	—	—	—	—	(1,967,360)	(1,967,360)	—	(1,967,360)
Acquisition of a subsidiary (unaudited)	—	—	—	—	—	—	—	—	—	137,572	137,572

Balance at 30 June 2009	4,918,400	2,981,002	3,191,862	2,823,175	(26,106)	125,994	46,789	12,967,971	27,029,087	221,499	27,250,586

Interim Report 2009	142

YANZHOU COAL MINING COMPANY LIMITED

CONDENSED CONSOLIDATED STATEMENT OF CASH FLOWS

FOR THE SIX MONTHS ENDED 30 JUNE 2009

		Six months ended 30 June
	Notes	2009	2008
		RMB’000 (unaudited)	RMB’000 (unaudited)
NET CASH GENERATED BY OPERATING ACTIVITIES		3,611,481	3,861,370

NET CASH USED IN INVESTING ACTIVITIES
Purchase of property, plant and equipment		(826,033)	(537,413)
(Increase)decrease in term deposits		(1,858,745)	319,090
Settlement received from other loans receivable		—	640,000
Expenditure for acquisition of Zhaolou Coal Mine		—	(747,339)
Acquisition of Hua Ju Energy	24	(588,676)	—
Acquisition of minority interests of Yulin		—	(24,000)
Increase in restricted cash		(2,204)	(23,210)
Proceeds on disposal of property, plant and equipment		15,416	9,636

		(3,260,242)	(363,236)

NET CASH (USED IN) GENERATED BY FINANCING ACTIVITIES
Dividend paid to the former equity holders of Hua Ju Energy		(47,250)	—
Bank loans		(11,000)	453,910
Repayment of borrowing to Parent Company		(120,000)	—

		(178,250)	453,910

NET INCREASE IN CASH AND CASH EQUIVALENTS		172,989	3,952,044

CASH AND CASH EQUIVALENTS, BEGINNING		8,439,578	4,424,561
Effect of foreign exchange rate changes		32,552	(9,613)

CASH AND CASH EQUIVALENTS, ENDING, REPRESENTED BY BANK BALANCES AND CASH		8,645,119	8,366,992

Interim Report 2009	143

YANZHOU COAL MINING COMPANY LIMITED

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

FOR THE SIX MONTHS ENDED 30 JUNE 2009

1.	GENERAL

Organization and principal activities

The Group represents Yanzhou Coal Mining Company Limited (the “Company”) and its consolidated subsidiaries.

The Company is established as a joint stock company with limited liability in the People’s Republic of China (the “PRC”) and operates six coal mines, namely the Xinglongzhuang coal mine, Baodian coal mine, Nantun coal mine, Dongtan coal mine, Jining II coal mine (“Jining II”) and Jining III coal mine (“Jining III”) as well as a regional railway network that links these mines with the national railway grid. These six coal mines and the railway were originally divisions of the Company’s ultimate holding company, Yankuang Group Corporation Limited (the “Parent Company”), a state-owned enterprise in the PRC. The Parent Company contributed the assets and liabilities of the Xinglongzhuang coal mine, Baodian coal mine, Nantun coal mine and Dongtan coal mine into the Company upon its formation.

The Company acquired from the Parent Company Jining II, Jining III and the assets of the special purpose coal railway transportation business (“Railway Assets”) in 1998, 2001 and 2002, respectively.

In April 2001, the status of the Company was changed to that of a sino-foreign joint stock limited company.

The Company’s A shares are listed on the Shanghai Securities Exchange (“SSE”), its H shares are listed on The Stock Exchange of Hong Kong Limited (the “SEHK”), and its American Depositary Shares (“ADS”, one ADS represents 10 H shares) are listed on the New York Stock Exchange, Inc.

The Company holds a 52.38% interest in the registered capital of Qingdao Free Trade Zone Zhongyan Trade Co., Ltd.

(“Zhongyan”), a limited liability company established and operated in the PRC. Zhongyan is engaged in the trading and processing of mining machinery.

The Company holds a 92% interest in the registered capital of Shandong Yanmei Shipping Co., Ltd. (“Yanmei Shipping”), a limited liability company established and operated in the PRC which is principally engaged in the transportation business via rivers and lakes and sale of coal and construction materials.

In 2004, the Company established Yanzhou Coal Yulin Neng Hua Co., Ltd. (“Yulin”), a 97% owned subsidiary, for the future development of the methanol projects of the Group in the Shaanxi Province in the PRC. In 2008, the Company acquired the remaining 3% equity in Yulin, and then the Company made further investment of RMB600,000,000 in Yulin in the same year.

In 2004, the Company acquired the entire interest in the Southland coal mine located in New South Wales, Australia

(“Southland”) from independent third parties in 2004 for aggregate cash consideration of AUD29,377,000 (equivalent to RMB187,312,000 then). The Company has also established two wholly-owned subsidiaries in Australia, namely Yancoal Australia Pty Limited (“Yancoal”) and Austar Coal Mine Pty Limited (“Austar”), in 2004 for the Group’s future operations in Southland.

Interim Report 2009	144

YANZHOU COAL MINING COMPANY LIMITED

1.	GENERAL — CONTINUED

Organisation and principal activities – continued

In 2004, the Company acquired a 95.67% equity interest in Yanmei Heze Neng Hua Company Limited (“Heze”) from the Parent Company at cash consideration of RMB584,008,000. The principal activities of Heze are to conduct the initial preparation of the coal mines at the Juye coalfield which includes obtaining the approvals for the coal mine projects, applying rights to explore for coal and preparing the construction work of the coal mines. At 30 June 2009, Heze has commenced construction works for the Zhaolou coal mine. The equity interests held by the Company increased to 96.67% after the increase of the registered capital of Heze in 2007.

In 2006, the Company acquired a 98% equity interest in Yankuang Shanxi Neng Hua Company Limited (“Shanxi Neng Hua”) and its subsidiaries (collectively referred as the “Shanxi Group”) from the Parent Company at cash consideration of RMB733,346,000. The principal activities of Shanxi Group are to invest in heat and electricity, manufacture and sale of mining machinery and engine products, coal mining and the development of integrated coal technology.

Shanxi Neng Hua is an investment holding company, which holds 81.31% equity interest in Shanxi Heshun Tianchi Energy Company Limited (“Shanxi Tianchi”) and approximately 99.85% equity interest in Shanxi Tianhao Chemical Company Limited (“Shanxi Tianhao”). The principal activities of Shanxi Tianchi are to exploit and sale of coal from Tianchi Coal Mine, the principal asset of Shanxi Tianchi. Shanxi Tianchi has completed the construction of Tianchi Coal Mine and commenced production by the end of 2006. Shanxi Tianhao is established to engage in the production of methanol and other chemical products, coke production, exploration and sales. The construction of the methanol facilities by Shanxi Tianhao commenced in March 2006 and it has commenced trial production as at 30 June 2009. In 2007, the Company further acquired the remaining 2% equity interest in Shanxi Neng Hua at cash consideration of RMB14,966,000.

During the period, the Company acquired 74% equity interest in Shandong Hua Ju Energy Company Limited (“Hua Ju Energy”) with a consideration of RMB593,243,000. Hua Ju Energy is a joint stock limited company established in the PRC, the principal business is the supply of electricity and heat by utilizing coal gangue and coal slurry produced from coal mining process. In July 2009, the Company entered into acquisition agreements with three shareholders of Hua Ju Energy, pursuant to which, the Company agrees to acquire 21.14% equity interest in Hua Ju Energy with the consideration of RMB173,010,000. At the date of issue of these financial statements, the equity transfer and approval from governmental authority have been completed and the Company has fully settled the consideration in respect of the acquisition.

2.	BASIS OF PREPARATION

The condensed consolidated financial statements have been prepared in accordance with International Accounting Standard (“IAS”) 34 “Interim Financial Reporting” and with the applicable disclosure requirements of Appendix 16 of the Rules Governing the Listing of Securities on the SEHK.

Interim Report 2009	145

YANZHOU COAL MINING COMPANY LIMITED

3.	SIGNIFICANT ACCOUNTING POLICIES

The condensed consolidated financial statements have been prepared on the historical cost basis except for certain financial instruments, which are measured at fair value, as appropriate.

The accounting policies adopted are consistent with those followed in the preparation of the Group’s annual financial statements for the year ended 31 December 2008, except a number of accounting policies that are adopted by the Company and effective for annual periods beginning on or after 1 January 2009.

In the current period the Group had applied, for the first time, the new standards and interpretations and revised/ amended standards and interpretations (the new “IFRSs”) issued by the International Accounting Standards Board (the “IASB”) and the International Financial Reporting Interpretations Committee (the “IFRIC”) of the IASB, which are effective for the Group’s financial year beginning on 1 January 2009. The new IFRSs that had material effect on the financial statements are as follow:

•

IAS 1 (Revised)-Presentation of Financial Statements: IAS 1 (Revised) materially changes the presentation of the Group’s financial statements. The amendments affect the presentation of owner changes in equity and introduce a statement of comprehensive income. The Group have the option of presenting items of income and expenses and components of other comprehensive income either in a single statement of comprehensive income with subtotals, or in two separate statements (a separate income statement followed by a statement of comprehensive income). The amendment does not affect the financial position or results of the Group but gives rise to additional disclosures. The Group adopted IAS 1 (Revised) since 1 January 2009, and presented items of income and expenses and components of other comprehensive income in two separate statements (a separate income statement followed by a statement of comprehensive income).

•

IFRS 8-Operating Segments: The accounting policy for identifying segments is based on internal management reporting information that is regularly reviewed by the Group’s chief operating decision maker for the purposes of allocating resources to the segments and assessing their performances.

The adoption of the new IFRSs had no material effect on the results or financial position of the Group for the current or prior accounting periods except the presentation disclosure. Accordingly, no prior period adjustment has been recognized.

The Group has not early applied the new standards or interpretations that have been issued but are not yet effective. The directors of the Company anticipate that the application of these standards or interpretations will have no material impact on the results and the financial position of the Group.

Interim Report 2009	146

YANZHOU COAL MINING COMPANY LIMITED

4.	SEGMENT INFORMATION

The Group is engaged primarily in the coal mining business and the coal railway transportation business. The Company does not currently have direct export rights in the PRC and all of its export sales must be made through China National Coal Industry Import and Export Corporation (“National Coal Corporation”) or Minmetals Trading Co., Ltd. (“Minmetals Trading”) or Shanxi Coal Imp. & Exp Group Corp. (“Shanxi Coal Corporation”). The final customer destination of the Company’s export sales is determined by the Company, National Coal Corporation, Minmetals Trading or Shanxi Coal Corporation. Certain of the Company’s subsidiaries are engaged in trading and processing of mining machinery and the transportation business via rivers and lakes in the PRC. No separate segment information about these businesses is presented in these financial statements as the underlying gross sales, results and assets of these businesses, which are currently included in the coal mining business segment, are insignificant to the Group. Certain of the Company’s subsidiaries are engaged in production of methanol and other chemical products, and invest in heat and electricity.

Business segments

For management purposes, the Group is currently organized into three operating divisions-coal mining, coal railway transportation and methanol, electricity and heat supply. These divisions are the basis on which the Group reports its primary segment information.

Principal activities are as follows:

Coal mining	–	Underground mining, preparation and sales of coal

Coal railway transportation	–	Provision for railway transportation services

Methanol, electricity and heat supply	–	Production and sales of methanol and electricity and related heat supply services

Interim Report 2009	147

YANZHOU COAL MINING COMPANY LIMITED

4.	SEGMENT INFORMATION – CONTINUED

Segment information about these businesses is presented below:

INCOME STATEMENT

	For the six months ended 30 June 2009
	Coal mining	Coal railway transportation	Methanol, electricity and heat supply	Eliminations	Consolidated
	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000
GROSS REVENUE
External sales	8,829,078	112,587	109,197	—	9,050,862
Inter-segment sales	77,728	34,757	286,531	(399,016)	—

Total	8,906,806	147,344	395,728	(399,016)	9,050,862

Inter-segment revenue is charged at prices pre-determined by the relevant governmental authority.

RESULT
Segment results	3,046,508	(81,605)	(79,514)	—	2,885,389

Unallocated corporate expenses					(285,928)
Unallocated corporate income					96,811
Share of profit of an associate	—	—	43,815	—	43,815
Interest expenses					(20,844)

Profit before income taxes					2,719,243
Income taxes					(671,112)

Profit for the period					2,048,131

Interim Report 2009	148

YANZHOU COAL MINING COMPANY LIMITED

4.	SEGMENT INFORMATION — CONTINUED

	For the six months ended 30 June 2008
	Coal mining	Coal railway transportation	Eliminations	Consolidated
	RMB’000	RMB’000	RMB’000	RMB’000
GROSS REVENUE
External sales	12,065,436	111,931	—	12,177,367
Inter-segment sales	—	32,483	(32,483)	—

Total	12,065,436	144,414	(32,483)	12,177,367

Inter-segment revenue is charged at prices pre-determined by the relevant governmental authority.

RESULT
Segment results	5,863,503	(108,718)	—	5,754,785

Unallocated corporate expenses				(249,843)
Unallocated corporate income				52,332
Share of loss of an associate				(47,192)
Interest expenses				(15,827)

Profit before income taxes				5,494,255
Income taxes				(1,580,496)

Profit for the period				3,913,759

Interim Report 2009	149

YANZHOU COAL MINING COMPANY LIMITED

5.	SALES OF COAL AND TRANSPORTATION COSTS OF COAL

	Six months ended 30 June
	2009	2008
	RMB’000	RMB’000
Domestic sales of coal, gross	8,249,349	11,233,286
Less: Transportation costs	150,435	126,710

Domestic sales of coal, net	8,098,914	11,106,576

Export sales of coal, gross	579,729	832,150
Less: Transportation costs	36,398	92,801

Export sales of coal, net	543,331	739,349

Net sales of coal	8,642,245	11,845,925

Net sales of coal represents the invoiced value of coal sold and is net of returns, discounts, sales taxes and transportation costs if the sales value of coal includes transportation costs to the customers.

6.	COST OF SALES AND SERVICE PROVIDED

	Six months ended 30 June
	2009	2008
	RMB’000	RMB’000
Materials	659,790	704,859
Wages and employee benefits	1,452,226	1,267,739
Electricity	117,763	209,377
Depreciation	687,437	547,341
Land subsidence, restoration, rehabilitation and environmental costs	854,635	951,570
Annual fee and amortization of mining rights (note 18)	102,299	85,303
Other transportation cost	34,607	65,436
Costs of traded coal	209,539	727,381
Others	319,667	613,468

	4,437,963	5,172,474

Interim Report 2009	150

YANZHOU COAL MINING COMPANY LIMITED

7.	OTHER INCOME

	Six months ended 30 June
	2009	2008
	RMB’000	RMB’000
Interest income from bank deposits	96,810	52,311
Gain on exchange rate changes	89,248	—
Interest income from entrusted loan	—	132,230
Others	12,627	9,611

	198,685	194,152

8	INTEREST EXPENSES

	Six months ended 30 June
	2009	2008
	RMB’000	RMB’000
Interest expenses on:
– bank borrowings wholly repayable within 5 years	3,323	6,277
– bank borrowings not wholly repayable within 5 years	5,981	8,625
– bills receivable discounted without recourse	10,932	—
Deemed interest expenses in respect of acquisition of Jining III	608	925

	20,844	15,827

No interest was capitalized during the periods.

9.	PROFIT BEFORE INCOME TAXES

	Six months ended 30 June
	2009	2008
	RMB’000	RMB’000
Profit before income taxes has been arrived at after charging (crediting):

Depreciation of property, plant and equipment	833,203	630,903
Amortization of mining rights (Included in cost of sales and service provided)	21,870	8,775

Total depreciation and amortization	855,073	639,678

Amortization of prepaid lease payments	8,577	8,627
Loss/(Gain) on disposal of property, plant and equipment	4,449	(7,146)

Interim Report 2009	151

YANZHOU COAL MINING COMPANY LIMITED

10.	INCOME TAXES

	Six months ended 30 June
	2009	2008
	RMB’000	RMB’000
Income tax:
Current taxes, PRC Enterprise Income Tax	825,940	1,298,823
Under provision in prior year	43,049	265,390

	868,989	1,564,213

Deferred tax (note 22):
Current period	(197,877)	16,283

	671,112	1,580,496

The Group is subject to a standard income tax rate of 25%. The effective income tax rate of the Group for the current period is 25% (six months ended 30 June 2008: 29%). The major reconciling items are certain expenses not deductible for tax purposes.

11.	DIVIDENDS

	Six months ended 30 June
	2009	2008
	RMB’000	RMB’000
Final dividend approved, RMB0.400 per share (2008: RMB0.170)	1,967,360	836,128

Pursuant to the annual general meeting held on 26 June 2009, a final dividend in respect of the year ended 31 December 2008 was approved.

12.	EARNINGS PER SHARE AND PER ADS

The calculation of the earnings per share attributable to equity holders of the Company for the six months ended 30 June 2009 and 30 June 2008 is based on the profit for the period of RMB2,025,690,000 and RMB3,912,641,000 and on 4,918,400,000 shares in issue during both periods.

The earnings per ADS have been calculated based on the profit for the relevant periods and on one ADS, being equivalent to 10 H shares.

Interim Report 2009	152

YANZHOU COAL MINING COMPANY LIMITED

13.	RESTRICTED CASH

At the balance sheet date, the short-term restricted cash represents the bank deposits pledged to certain banks to secure banking facilities granted to the Group. The long-term amount represents the bank deposits placed as guarantee for the future payments of rehabilitation cost of Southland as required by the Australian government. The long-term restricted cash carries interest at 3% per annum.

14.	BILLS AND ACCOUNTS RECEIVABLE

	At 30 June 2009	At 31 December 2008
	RMB’000	RMB’000
Bills receivable	1,827,961	2,571,064
Accounts receivable	393,505	435,711

Total bills and accounts receivable	2,221,466	3,006,775

Less: Impairment loss	(18,630)	(29,509)

Bills and accounts receivable, net	2,202,836	2,977,266

Bills receivable represent unconditional orders in writing issued by or negotiated with customers of the Group for completed sale orders which entitle the Group to collect a sum of money from banks or other parties.

According to the credit rating of different customers, the Group allows a range of credit periods to its trade customers not exceeding 180 days.

The following is an aged analysis of bills and accounts receivable at the balance sheet date:

	At 30 June 2009	At 31 December 2008
	RMB’000	RMB’000
1-90 days	1,401,040	1,759,526
91-180 days	801,796	1,217,740

	2,202,836	2,977,266

Interim Report 2009	153

YANZHOU COAL MINING COMPANY LIMITED

15.	PREPAYMENTS AND OTHER RECEIVABLES

	At 30 June 2009	At 31 December 2008
	RMB’000	RMB’000
Advances to suppliers	224,325	94,796
Prepaid freight charges and related handling charges	2,910	7,958
Deposit for environment protection	140,000	200,000
Prepaid relocation costs of inhabitants	1,151,895	1,151,895
Others	175,334	112,561

	1,694,464	1,567,210

16.	PREPAYMENT FOR RESOURCES COMPENSATION FEES

In accordance with the relevant regulations, the Shanxi Group is required to pay resources compensation fees to the Heshun Municipal Coal Industry Bureau at a rate of RMB2.70 per tonne of raw coal mined. During the year 2006, Shanxi Group was requested by the relevant government to prepay the fees based on production volume of 10 million tonnes. At the balance sheet date, the amount represented the prepayment for resources compensation fees not yet utilized. The current portion represents the amount to be utilized in the coming year which is estimated based on expected production volume.

17.	PROVISION FOR LAND SUBSIDENCE, RESTORATION, REHABILITATION AND ENVIRONMENTAL COSTS

At 30 June 2009
RMB’000
At beginning of period	450,979
Additional provision in the period	805,094
Utilization of provision	(288,708)

At end of period	967,365

The provision for land subsidence, restoration, rehabilitation and environmental costs has been determined by the directors based on their best estimates. However, in so far as the effect on the land and the environment from current mining activities becomes apparent in future periods, the estimate of the associated costs may be subject to change in the near term.

Interim Report 2009	154

YANZHOU COAL MINING COMPANY LIMITED

18.	MINING RIGHTS

RMB’000
COST
At 1 January 2009	1,133,680
Exchange re-alignment	15,223

At 30 June 2009	1,148,903

AMORTIZATION
At 1 January 2009	93,973
Exchange re-alignment	1,558
Provision for the period	21,870

At 30 June 2009	117,401

CARRYING VALUES
At 30 June 2009	1,031,502

At 31 December 2008	1,039,707

The Company and the Parent Company have entered into a mining rights agreement pursuant to which the Company has agreed to pay the Parent Company, effective from 25 September 1997, an annual fee of RMB12,980,000 as compensation for the Parent Company’s agreement to give up the mining rights associated with the Xinglongzhuang coal mine, Baodian coal mine, Nantun coal mine, Dongtan coal mine and Jining II. The annual fee is subject to change after a ten-year period. Up to the date of this interim report, compensation fee of RMB5 per tonne for raw coal mined amounting to RMB80,429,000 for the period has been preliminary agreed. The revised compensation is to be settled with the relevant governmental authority directly. The actual amount of compensation fee payable each year is still to be confirmed by the governmental authority.

Interim Report 2009	155

YANZHOU COAL MINING COMPANY LIMITED

19.	PROPERTY, PLANT AND EQUIPMENT

	Freehold land in Australia	Buildings	Harbor works and crafts	Railway structures	Mining structures	Plant, machinery and equipment	Transportation equipment	Construction in progress	Total
	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000
COST
At 1 January 2009	42,279	3,005,627	255,805	868,967	3,698,573	10,492,130	377,625	4,827,451	23,568,457
Exchange re-alignment	7,437	1,543	—	—	—	134,576	1,283	30,109	174,948
Acquisition of Hua Ju Energy	—	290,362	—	—	—	434,929	4,050	25,872	755,213
Additions	—	—	—	—	—	11,184	172	542,565	553,921
Transfers	—	5,546	—	1,477	—	268,967	2,819	(278,809)	—
Disposals	—	(11,214)	—	—	—	(36,889)	(1,707)	—	(49,810)

At 30 June 2009	49,716	3,291,864	255,805	870,444	3,698,573	11,304,897	384,242	5,147,188	25,002,729

Accumulated depreciation
At 1 January 2009	—	1,318,920	66,930	385,292	1,800,077	5,607,220	240,572	—	9,419,011
Exchange re-alignment	—	505	—	—	—	35,948	650	—	37,103
Provision for the period	—	124,177	5,867	9,670	41,414	628,333	23,742	—	833,203
Eliminated on disposals	—	(4)	—	—	—	(28,580)	(1,361)	—	(29,945)

At 30 June 2009	—	1,443,598	72,797	394,962	1,841,491	6,242,921	263,603	—	10,259,372

CARRYING VALUES
At 30 June 2009	49,716	1,848,266	183,008	475,482	1,857,082	5,061,976	120,639	5,147,188	14,743,357

At 31 December 2008	42,279	1,686,707	188,875	483,675	1,898,496	4,884,910	137,053	4,827,451	14,149,446

Interim Report 2009	156

YANZHOU COAL MINING COMPANY LIMITED

20.	INVESTMENTS IN SECURITIES

The investment in securities represents available-for-sale equity investments:

	At 30 June 2009	At 31 December 2008
	RMB’000	RMB’000
Investment in equity securities listed on the SSE
– Stated at fair value	230,174	139,447
Unlisted equity securities	30,622	440

	260,796	139,887

The unlisted equity securities are stated at cost less impairment at each balance sheet date because the range of reasonable fair value estimates is so significant that the directors of the Company are of the opinion that their fair value cannot be measured reliably.

21.	BILLS AND ACCOUNTS PAYABLE

The following is an aged analysis of bills and accounts payable at the balance sheet date:

	At 30 June 2009	At 31 December 2008
	RMB’000	RMB’000
1-90 days	452,725	469,740
91-180 days	188,359	177,404
181-365 days	76,915	132,576
1-2 years	25,329	130,407

	743,328	910,127

Interim Report 2009	157

YANZHOU COAL MINING COMPANY LIMITED

22.	DEFERRED TAXATION

	Available- for-sale investment	Accelerated Tax depreciation	Fair value adjustment on mining rights	Temporary differences on expenses recognized	Tax losses	Cash flow hedge reserve	Total
	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000
Balance at 1 January 2008	(86,726)	(200,154)	(39,474)	—	31,175	—	(295,179)
Exchange re-alignment	—	—	—	—	(8,347)	—	(8,347)
Charge to reserve	67,409	—	—	—	—	8,831	76,240
(Charge) credit to income for the year	—	(39,192)	1,513	225,125	44,086	—	231,532

Balance at 31 December 2008 and 1 January 2009	(19,317)	(239,346)	(37,961)	225,125	66,914	8,831	4,246
Acquisition of Hua Ju Energy	—	—	—	2,017	—	—	2,017
Exchange re-alignment	—	(6,904)	—	—	11,790	—	4,886
Charge to reserve	(22,682)	—	—	—	—	(28,883)	(51,565)
(Charge) credit to income for the period (note 10)	—	9,044	757	188,076	—	—	197,877

Balance at 30 June 2009	(41,999)	(237,206)	(37,204)	415,218	78,704	(20,052)	157,461

The analysis of deferred tax balances in the financial statements is as follows:

	At 30 June 2009	At 31 December 2008
	RMB’000	RMB’000
Deferred tax assets	199,962	46,023
Deferred tax liabilities	(42,501)	(41,777)

	157,461	4,246

There was no material unprovided deferred tax for the period or at the balance sheet date.

Interim Report 2009	158

YANZHOU COAL MINING COMPANY LIMITED

23.	SHAREHOLDERS’ EQUITY

Share capital

The Company’s share capital structure at the balance sheet date is as follows:

	Domestic invested shares		Foreign invested shares	Total
	State legal person Shares (held by the Parent Company)	A shares	H shares (including H share represented by ADS)
Number of shares
At 31 December 2008 and 30 June 2009	2,600,000,000	360,000,000	1,958,400,000	4,918,400,000
Registered, issued and fully paid (RMB’000)
At 31 December 2008 and 30 June 2009	2,600,000	360,000	1,958,400	4,918,400

Each share has a par value of RMB1.

There is no movement in share capital during the period.

Reserves

Future Development Fund

Pursuant to regulation in the PRC, the Company and Shanxi Tianchi are required to transfer an annual amount to future development specific fund at RMB6 per tonne of raw coal mined. The fund can only be used for the future development of the coal mining business and is not available for distribution to shareholders.

Shanxi Tianchi is required to transfer an additional amount at RMB15 per tonne of raw coal mined from 2008 onwards as coal mine transformation fund and mine arrears environmental restoration fund.

Pursuant to the regulations of the Shandong Province Finance Bureau, State-owned Assets Supervision and Administration Commission of Shandong Province and the Shandong Province Coal Mining Industrial Bureau, the Company is required to transfer an additional amount at RMB5 per tonne of raw coal mined from 1 July 2004 to the reform specific development fund for the future improvement of the mining facilities and is not available for distribution to shareholders. No further transfer to the reform specific development fund is required from 1 January 2008.

Interim Report 2009	159

YANZHOU COAL MINING COMPANY LIMITED

23.	SHAREHOLDERS’ EQUITY – CONTINUED

In accordance with the regulations of the State Administration of Work Safety, the Group has a commitment to incur RMB8 for each tonne of raw coal mined from 1 May 2004 which will be used for enhancement of safety production environment and improvement of facilities (Work Safety Cost). In prior years, the work safety expenditures are recognized only when acquiring the fixed assets or incurring other work safety expenditures. The Company and Shanxi Tianchi make appropriation to the future development fund in respect of unutilized Work Safety Cost from 2008 onwards.

In accordance with the regulations of the State Administration of Work Safety, as one of the subsidiaries of the Group, Hua Ju Energy has a commitment to incur Work Safety Cost at the rate of: 4% of the sales income for the year below RMB10 million; 2% of the actual sales income for the year between 10 million and 100 million (included); 0.5% of the actual sales income for the year between RMB10,000 and RMB100,000(included); 0.2% of the actual sales income for the year above RMB1 billion.

The unutilized Work Safety Cost at 30 June 2009 was RMB279,798,000.

Statutory Common Reserves Fund

The Company and its subsidiaries in the PRC has to set aside 10% of its profit for the statutory common reserve fund (except where the fund has reached 50% of its registered capital). The statutory common reserve fund can be used for the following purposes:

•	to make good losses in previous years; or

•

to convert into capital, provided such conversion is approved by a resolution at a shareholders’ general meeting and the balance of the statutory common reserve fund does not fall below 25% of the registered capital.

Retained earnings

In accordance with the Company’s Articles of Association, the profit for the purpose of appropriation will be deemed to be the lesser of the amounts determined in accordance with (i) PRC accounting standards and regulations and (ii) IFRS or the accounting standards of the places in which its shares are listed.

The Company can also create a discretionary reserve in accordance with its Articles of Association or pursuant to resolutions which may be adopted at a meeting of shareholders.

The Company’s distributable reserve as at 30 June 2009 is the retained earnings computed under PRC GAAP which amounted to approximately RMB13,108,434,000 (as at 31 December 2008: RMB13,250,081,000, as restated with the adoption of new accounting standards under PRC GAAP).

Interim Report 2009	160

YANZHOU COAL MINING COMPANY LIMITED

24.	ACQUISATION OF HUA JU ENERGY

On 24 October 2008, the Company entered into an acquisition agreement with the Parent Company and conditionally agreed to acquire 74% equity interest in Hua Ju Energy. On 18 February 2009, the acquisition was completed and the consideration of RMB593,243,000 was fully paid to the Parent Company to acquire 74% equity interest of Hua Ju Energy. The net assets acquired were included in the methanol, electricity and heat supply segment.

This acquisition has been accounted for using the purchase method.

The net assets of Hua Ju Energy acquired in 2009, and the goodwill arising, are as follows:

Fair Value
RMB’000
Bank balances and cash	4,567
Bills and accounts receivable	2,129
Inventories	3,611
Prepayment and other receivables	79,563
Other current assets	25,246
Property, plant and equipment	755,213
Prepaid lease payment	74,652
Available-for-sale financial assets	30,182
Deferred tax liability	2,017
Accounts payable	(64,760)
Customer’s deposit and other payables	(263,297)
Other current liabilities	(120,000)

Total net assets acquired	529,123
Minority interests	(137,572)
Goodwill arising on acquisition	201,692

593,243

Total consideration satisfied by:
Cash consideration paid on acquisition	593,243

Net cash outflow arising on acquisition:
Cash paid on acquisition	(593,243)
Bank balances and cash acquired	4,567

(588,676)

There is no significant difference between the carrying value and the fair value of net assets of Hua Ju Energy.

Interim Report 2009	161

YANZHOU COAL MINING COMPANY LIMITED

24.	ACQUISATION OF HUA JU ENERGY – CONTINUED

Goodwill arising from acquisition of Hua Ju Energy is mainly because this acquisition can establish an electricity management platform for the Group and is beneficial to the future development of coal resources of the Group. It also ensures stable supply of electricity to the Group, reduce operating costs, and enhance profitability and operating results. It further ensures environmental disposal of waste products such as coal gangue produced from the Group’s mining operations.

During the period from the acquisition date/the beginning period date to 30 June 2009, this transaction does not have any material impact on the revenue and operating results of the Group.

25.	RELATED PARTY TRANSACTIONS

The amounts due to Parent Company and its subsidiary companies are non-interest bearing and unsecured.

The amounts due to the Parent Company and its subsidiary companies as at 30 June 2009 included the present value of outstanding balance that arose from the funding of the acquisition of the mining rights of Jining III as of 1 January 2001 discounted using the market rate of bank borrowings.

The consideration for the cost of the mining rights of approximately RMB132.479million is to be settled over ten years by equal annual installments before 31 December of each year, commencing from 2001.

	At 30 June 2009	At 31 December 2008
	RMB’000	RMB’000
Amounts due to Parent Company and its subsidiary companies:
Within one year	683,169	706,328
More than one year, but not exceeding two years	3,626	7,253

Total	686,795	713,581
Less: amount due within one year	(683,169)	(706,328)

Amount due after one year	3,626	7,253

Except for the outstanding consideration as described above, the amounts due to Parent Company and its subsidiary companies have no specific terms of repayment but is expected to be repaid within one year.

Interim Report 2009	162

YANZHOU COAL MINING COMPANY LIMITED

25.	RELATED PARTY TRANSACTIONS – CONTINUED

During the periods, the Group had the following significant transactions with the Parent Company and its subsidiary companies:

	Six months ended 30 June
	2009	2008
	RMB’000	RMB’000
Income
Sales of coal	614,964	586,853
Sales of electricity and heat	102,612	—
Sales of auxiliary materials	151,379	202,609

Expenditure
Utilities and facilities	9,948	184,054
Purchases of supply materials and equipment	219,884	204,828
Repairs and maintenance services	70,937	101,361
Social welfare and support services	202,625	103,350
Technical support and training	13,000	10,000
Road transportation services	36,185	43,876
Construction services	78,014	37,524

Certain expenditures for social welfare and support services (excluding medical and child care expenses) of RMB134,300,000 and RMB82,950,000 for each of the six months ended 30 June 2009 and 2008 respectively, and for technical support and training of RMB13,000,000 and RMB10,000,000 for each of the six months ended 30 June 2009 and 2008 respectively, have been charged by the Parent Company at a negotiated amount per annum, subject to changes every year.

During the period, the Company acquired Hua Ju Energy from the Parent Company. Details of this acquisition are set out in note 24.

In addition to the above, the Company participates in a retirement benefit scheme of the Parent Company in respect of retirement benefits (note 27).

Interim Report 2009	163

YANZHOU COAL MINING COMPANY LIMITED

25.	RELATED PARTY TRANSACTIONS – CONTINUED

Transactions/balances with other state-controlled entities in the PRC

The Group operates in an economic environment currently predominated by entities directly or indirectly owned or controlled by the PRC government (“state-controlled entities”). In addition, the Group itself is part of a larger group of companies under the Parent Company which is controlled by the PRC government. Apart from the transactions with the Parent Company and its subsidiaries and other related parties disclosed above, the Group also conducts business with other state-controlled entities. The directors consider those state-controlled entities are independent third parties so far as the Group’s business transactions with them are concerned.

Material transactions with other state-controlled entities are as follows:

	Six months ended 30 June
	2009	2008
	RMB’000	RMB’000
Trade sales	2,308,403	4,229,998

Trade purchases	113,456	386,649

Material balances with other state-controlled entities are as follows:
	At 30 June 2009	At 31 December 2008
	RMB’000	RMB’000
Amounts due from other state-controlled entities	79,318	364,420

Amounts due to other state-controlled entities	157,575	294,888

In addition, the Group has entered into various transactions, including deposits placements, borrowings and other general banking facilities, with certain banks and financial institutions which are state-controlled entities in its ordinary course of business. In view of the nature of those banking transactions, the directors are of the opinion that separate disclosure would not be meaningful.

Except as disclosed above, the directors are of the opinion that transactions with other state-controlled entities are not significant to the Group’s operations.

Interim Report 2009	164

YANZHOU COAL MINING COMPANY LIMITED

25.	RELATED PARTY TRANSACTIONS – CONTINUED

Compensation of key management personnel

The remuneration of directors and other members of key management were as follows:

	Six months ended 30 June
	2009	2008
	RMB’000	RMB’000
Directors’ fee	217	417
Salaries, allowance and other benefit in kind	2,175	1,281
Retirement benefit scheme contributions	385	208

	2,777	1,906

The remuneration of directors and key executives is determined by the remuneration committee having regard to the performance of individuals and market trends.

26.	COMMITMENTS

	At 30 June 2009	At 31 December 2008
	RMB’000	RMB’000
Capital expenditure contracted for but not provided in the financial statements in respect of acquisition of property, plant and equipment	170,727	142,399

Pursuant to the regulations issued by the Shandong Province Finance Bureau, the Group has to pay a deposit to the relevant government authority, which secured for the environmental protection work done by the Company. As at 30 June 2009, the Company is committed to further make security deposit of RMB797,000,000.

Interim Report 2009	165

YANZHOU COAL MINING COMPANY LIMITED

27.	RETIREMENT BENEFITS

Qualifying employees of the Company are entitled to pension, medical and other welfare benefits. The Company participates in a scheme of the Parent Company and pays a monthly contribution to the Parent Company in respect of retirement benefits at an agreed contribution rate based on the monthly basic salaries and wages of the qualified employees. The Parent Company is responsible for the payment of all retirement benefits to the retired employees of the Company.

Pursuant to the Provision of Insurance Fund Administrative Services Agreement entered into by the Company and the Parent Company on 7 November 2008, the monthly contribution rate is set at 20% (45% for the period ended 30 June 2008) of the total monthly basic salaries and wages of the Company’s employees for the period from 1 January 2009 to 31 December 2011. Retirement pension and other welfare benefits will be provided by the Parent Company on the actual cost basis, which will be reimbursed by the Company after actual payment made by the Parent Company (included in 45% contribution rate in pension scheme for the period ended 30 June 2008).

The Company’s subsidiaries are participants in a state-managed retirement scheme pursuant to which the subsidiaries pay a fixed percentage of the qualifying staff’s wages as a contribution to the scheme. The subsidiaries’ financial obligations under this scheme are limited to the payment of the employees’ contribution. During the period, contributions paid and payable by the subsidiaries pursuant to this arrangement were insignificant to the Group.

At the balance sheet date, there were no forfeited contributions which arose upon employees leaving the above schemes available to reduce the contribution payable in the future years.

28.	HOUSING SCHEME

The Parent Company is responsible for providing accommodation to its employees and the employees of the Company. The Company and the Parent Company share the incidental expenses relating to the accommodation at a negotiated amount for each of the six months ended 30 June 2009 and 2008. Such expenses, amounting to RMB82,500,000 and RMB43,100,000 for each of the six months ended 30 June 2009 and 2008, have been included as part of the social welfare and support services expenses summarized in note 25.

The Company currently makes a fixed monthly contribution for each of its qualifying employees to a housing fund which is equally matched by a contribution from the employees. The contributions are paid to the Parent Company which utilizes the funds, along with the proceeds from the sales of accommodation and, if the need arises, from loans arranged by the Parent Company, to construct new accommodation.

Interim Report 2009	166

YANZHOU COAL MINING COMPANY LIMITED

29.	POST BALANCE SHEET EVENT

On 13 August 2009, the Company signed a binding Scheme Implementation Agreement with Felix Resources Limited (Felix), a corporation incorporated in Australia with shares listed on the Australian Securities Exchange, to acquire all the shares of Felix in cash of approximately AUD3,333 million (equivalent to approximately RMB18.951billion). The principal activities of Felix are exploring and extracting coal resources, operating, identifying, acquiring and developing resource related projects that primarily focus on coal in Australia.

The implementation of the transaction is conditional upon the satisfaction or waiver of the conditions specified in the Scheme Implementation Agreement, which include but are not limited to obtaining the approvals of the shareholders, the Federal Court of Australia and PRC relevant regulatory authorities in respect of the transaction. As at the date of issue of this financial report, the transaction has not yet been completed.

Interim Report 2009	167

YANZHOU COAL MINING COMPANY LIMITED

SUPPLEMENT

I.	SUMMARY OF DIFFERENCES BETWEEN CONDENSED CONSOLIDATED FINANCIAL STATEMENTS PREPARED UNDER IFRS AND THOSE UNDER PRC GAAP

The Group has also prepared a set of condensed consolidated financial statements in accordance with relevant accounting principles and regulations applicable to PRC enterprises.

The condensed financial statements prepared under IFRS and those prepared under PRC GAAP have the following major differences:

(1)	Future development fund and safety work expense

(1a)	adjustment of future development fund, which is charged to income before income taxes under PRC GAAP, to retained earnings;

(1b)	adjustment of the work safety cost, which is charged to income before income taxes under PRC GAAP, to retained earnings; depreciation provided for plant and equipment acquired by utilizing the provision of work safety cost, which under PRC GAAP, work safety cost have been charged as expenses when provision was made.

(2)	Consolidation using purchase method under IFRS and using common control method under PRC GAAP

(2a)	Under IFRS, the acquisitions of Jining II, Railway Assets, Heze, Shanxi Group and Hua Ju Energy have been accounted for using the purchase method which accounts for the assets and liabilities of Jining II, Railway Assets, Heze, Shanxi Group and Hua Ju Energy at their fair value at the date of acquisition. Any excess of the purchase consideration over the fair value of the net assets acquired is capitalized as goodwill.

Under PRC GAAP, as the Group, Jining II, Railway Assets, Heze, Shanxi Group and Hua Ju Energy are entities under the common control of the Parent Company, the assets and liabilities of Jining II, Railway Assets, Heze, Shanxi Group and Hua Ju Energy are required to be included in the condensed consolidated balance sheet of the Group at historical cost. The difference between the historical cost of the assets and liabilities of Jining II, Railway Assets, Heze, Shanxi Group and Hua Ju Energy acquired and the purchase price paid is recorded as an adjustment to shareholders’ equity.

(2b)	Under IFRS, the mining rights of Shanxi Group are stated at purchase consideration less amortization. Mining rights are amortized on a straight line basis over twenty-seven years, being the useful life estimated based on the total proven and probable reserves of the coal mine. Under PRC GAAP, as both the Company and Shanxi Group are entities under the common control of the Parent Company, the mining rights have to be restated at nil cost and no amortization on mining rights will be recognized.

(3)	Deferred taxation due to differences between financial statements under IFRS and under PRC GAAP.

Interim Report 2009	168

YANZHOU COAL MINING COMPANY LIMITED

I.	SUMMARY OF DIFFERENCES BETWEEN CONDENSED CONSOLIDATED FINANCIAL STATEMENTS PREPARED UNDER IFRS AND THOSE UNDER PRC GAAP – CONTINUED

The following table summarizes the differences between IFRS and PRC GAAPs:

	Net income attributable to equity holders of the Company For six months ended 30 June 2009	Net assets attributable to equity holders of the Company As at 30 June 2009
	RMB’000	RMB’000
As per condensed financial statements prepared under IFRS	2,025,690	27,029,087
Impact of IFRS adjustments in respect of:
– transfer to future development fund which is charged to income before income taxes	(96,515)	—
– reversal of work safety cost	(31,937)	(641,699)
– fair value adjustment on mining rights of Shanxi Group and related amortization	3,027	(121,001)
– Goodwill arising from acquisition of Jining II, Railway Assets, Heze, Shanxi Group and Hua Ju Energy	—	(490,294)
– deferred tax	8,552	529,795
– others	(4,869)	(14,872)

As per financial statements prepared under PRC GAAP	1,903,948	26,291,016

Note: There are also differences in other items in the condensed financial statements due to differences in classification between IFRS and PRC GAAP

Interim Report 2009	169

YANZHOU COAL MINING COMPANY LIMITED

CORPORATE INFORMATION

Registered Name:

English Name:	Yanzhou Coal Mining Company Limited

Registered Address:	298 Fushan South Road
Zoucheng City
Shandong Province
PRC

Post Code:	273500

Company Website:	http://www.yanzhoucoal.com.cn

Company Email Address:	yzc@yanzhoucoal.com.cn

Legal Representative:	Wang Xin

Company Secretary:	Zhang Baocai

Authorized Representatives:	Wu Yuxiang
Zhang Baocai

Add: 298 Fushan South Road
Zoucheng City
Shandong Province 273500
PRC
Tel: 86-537-5382319
Fax: 86-537-5383311

Place of Listing:	A Shares:
The Shanghai Stock Exchange
Ticker Symbol: 600188
Stock Abbreviation: G Yanmei

H Shares:
The Stock Exchange of Hong Kong Limited
Stock Code: 1171
Stock Name: Yanzhou Coal

ADRs:
The New York Stock Exchange
Ticker Symbol: YZC

170